QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on July 19, 2004

Registration No.

Securities and Exchange Commission
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Artemis International Solutions Corporation
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	7389 (Primary Standard Industrial Classification Code Number)	13-4023714 (I.R.S. Employer Identification Number)

4041 MacArthur Blvd, Suite 401, Newport Beach, CA 92660 (949) 660-6500 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Robert S. Stefanovich
Chief Financial Officer
4041 MacArthur Blvd, Suite 401
Newport Beach, CA 92660
(949) 660-6500
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With a copy to:
Robert S. Matlin, Esq. Thelen Reid & Priest LLP 875 Third Avenue New York, New York 10022 Telephone: (212) 603-2215

Approximate date of commencement of proposed sale to the public:
As soon as practicable on or after the effective date of this Registration Statement.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Security To be Registered	Amount to be Registered(1)	Offering Price Per Share(2)	Aggregate Offering Price(2)	Amount of Registration Fee(2)

Common Stock, $.001 par value, Underlying Preferred Stock	5,113,635 shares	$2.48	$12,681,815	$1,606.79

Common Stock, $.001 par value, Underlying Warrants	1,833,858 shares	$2.48	$4,547,968	$576.23

Total	6,947,493 shares		$17,229,783	$2,183.01

(1)
In the event of a stock split, stock dividend, or similar transaction involving common stock of the registrant, in order to prevent dilution, the number of shares registered shall be automatically increased to cover the additional shares in accordance with Rule 416(a) under the Securities Act. This registration statement covers an aggregate of 6,947,493 shares.

(2)
Estimated solely for the purpose of calculating the registration fee as determined in accordance with Rule 457(c) under the Securities Act based on the average of the high and low sales prices per share of common stock as reported on the Over-the-Counter Bulletin Board on July 12, 2004.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 19, 2004

PROSPECTUS

ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION

6,947,493 SHARES OF COMMON STOCK

        The shares of common stock, par value $.001 per share, of Artemis International Solutions Corporation are being offered by this prospectus. The shares covered by this prospectus consist of 5,113,635 shares of common stock issuable upon the conversion of convertible preferred stock, and 1,833,858 shares of common stock to be issued upon exercise of stock warrants, all of which were acquired in private placements. The shares will be sold from time to time by the selling shareholders named in this prospectus at prices determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

        Our common stock is quoted on the Over-the-Counter Bulletin Board (the "OTC BB") under the symbol "AMSI". On July 12, 2004, the last sale price of our common stock as reported on the OTC BB was $2.45 per share. See "Use of Proceeds," "Selling Shareholders" and Plan of Distribution" for a description of the sales of shares by the selling shareholders.

        Investment in our common stock involves a number of risks. See section titled "Risk Factors" beginning on page 6 to read about certain factors you should consider before buying shares of our common stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this prospectus is July 19, 2004.

        You should rely only on the information contained in this prospectus. We have not, and the selling shareholders have not, authorized any other person to provide you with information that is different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

        In this prospectus, "we," "us," "our company" and "our" refer to Artemis International Solutions Corporation and its subsidiaries unless the context requires otherwise.

i

PROSPECTUS SUMMARY

        You should read this summary together with the entire prospectus, including the more detailed information in our consolidated financial statements and related notes appearing elsewhere in this prospectus.

Our Business

        Artemis International Solutions Corporation, including its subsidiaries ("Artemis", "We", or the "Company"), is one of the world's leading providers of investment planning and control software and services. Since 1976 we have been helping organizations improve their performance through portfolio, project and resource management. Improved performance requires continuous alignment of investments with strategic business goals, consequently the ability to effectively select, plan, budget and control investment projects becomes the key for optimizing corporate resources. We believe this creates an even greater requirement for integrated investment planning and control solutions to support the needs of value creation, visibility, governance and compliance.

        The Company has a 28-year history of successfully delivering enterprise and project management solutions to Global 2000 customers with extensive portfolio and project management needs. Our customers rely on Artemis' software to manage their business-critical processes.] Customers use our software in such key areas as (i) IT management and governance, (ii) developing new products such as pharmaceuticals, (iii) helping governmental agencies promote business efficiency through better alignment and allocation of resources, (iv) maintaining nuclear power stations and (v) managing the Joint Strike Fighter Program for the US government.

        Our corporate offices are located at 4041 MacArthur Boulevard, Suite 401, Newport Beach, CA 92660 and our telephone number at that address is (949) 660-6500.

Key Business Focus and Strategy

        Throughout 2003 and the first half of 2004 we have focused on refining our experience and understanding of market needs into a suite of industry optimized solutions that integrate application modules with packaged consulting services to provide an immediate response to today's business needs.

        Our understanding of the business issues encountered within different market environments has enabled us to fine tune our solutions to address the specific requirements of multiple industry sectors including Automotive, Aerospace and Defense, High Technology, National and local Government, Energy, Telecommunications, Financial Services and Pharmaceuticals.

        Artemis investment planning and control solutions ("Solutions") support value creation for both industry and the public sector by ensuring better alignment of strategy, investment planning and project execution. The Solutions can be deployed throughout the organization to address specific business needs including; IT management and governance, new product development, program management, fleet and asset management, power outage management and detailed project management.

        Artemis markets its Solutions through its own direct sales and service organizations with multiple office locations in the United States, the United Kingdom, France, Finland, Germany, Italy, Japan and the Pacific Rim. Additionally, an extensive distributor network provides sales and service capabilities in other European countries, Australia, Asia Pacific and Latin America.

        With over 550,000 users worldwide, and a global network covering 47 countries, Artemis offers a unique ability in the portfolio and project management market based on its size, experience, global presence and innovative solutions. Our international presence not only enables us to service global organizations, but provides strong protection against fluctuating market demands that typically affect companies relying on specific geographies for the majority of their business. The international dimension of Artemis is clearly reflected by our new web site (http://www.aisc.com) introduced this year. This site provides consistent information to the world in 10 languages, while enabling individual countries to promote their specific regional focus.

Our Products

        Artemis industry optimized Solutions are built around our two core software products:

        Artemis 7, which replaced Portfolio Director in July 2003, is a fully web-based product representing a true merger of investment planning, prioritization and control, and portfolio and organizational budgeting with operational project and resource management. Artemis 7 provides enterprise wide alignment of investments with business strategy without enforcing a single consistent level of process maturity across the entire organization. Artemis 7 includes additional functionality such as Program Management, Project Management, Resource Management and Time Recording and supports a broader spectrum of processes than Portfolio Director. Artemis 7, including its predecessor product Portfolio Director, has had wide acceptance in Western Europe and is now gaining traction in the United States and Asia; and

        Artemis Views, a web and client server product designed to manage project based work in organizations with well-established project management practices. Artemis Views comprises a series of core modules including: Project Management, Advanced Planning and Resourcing, Earned Value Management, Time Reporting and Project Analytics.

History

        As used herein:

  •
  "Opus360" refers to Opus360 Corporation, a Delaware corporation, prior to the closing of certain share exchange transactions described below. Opus360 was incorporated in August 1998 to provide an integrated web-based service to streamline the procurement and management of professional services.

  •
  "Legacy Artemis" refers to Artemis Acquisition Corporation, a Delaware corporation and the former parent Artemis business organization. Prior to the share exchange transactions described below, Legacy Artemis was a wholly owned subsidiary of Proha Plc ("Proha"), a Finnish corporation, whose stock is publicly traded on the Helsinki Stock Exchange. Legacy Artemis was a developer and supplier of comprehensive project and resource collaboration application software products and consulting services.

  •
  In November 2001 the Company changed its name to "Artemis International Solutions Corporation" which refers to Opus360 after the closing of certain share exchange transactions described below.

        In April 2001, Opus360 and Proha entered into a share exchange agreement (the "Share Exchange Agreement"), pursuant to which Opus360 agreed to exchange 80% of its post-transaction outstanding common stock for all of the capital stock of Legacy Artemis, and 19.9% each of two Finnish subsidiaries of Proha, Intellisoft Oy and Accountor Oy, respectively.

        Proha acquired Legacy Artemis and transferred its interests in several companies based in Europe, Asia and the United States to Legacy Artemis in August 2000. In addition, Proha contributed its directly held interests in several companies to Artemis in conjunction with the share exchange transactions effective July 31, 2001. Each of the "Contributed Businesses" is reflected as having been contributed by Proha as of the later of the date Legacy Artemis was acquired by Proha, or the date these interests were under the control of Proha. These Contributed Businesses are included in the results of Artemis as of the effective date a majority interest was transferred to Artemis.

        The active Contributed Businesses and the effective dates of their contribution to Legacy Artemis are as follows:

Current Company Name	Location	Contribution Date
Artemis Finland Oy	Finland	August 24, 2000
Artemis International Solutions Ltd.	United Kingdom	August 24, 2000
Artemis International Limited	Japan	August 24, 2000
PMSoft Asia Pte. Ltd.	Singapore	December 1, 2000
Artemis International S.p.A.	Italy	December 1, 2000
Enterprise Management Systems Sarl	Italy	December 1, 2000
Artemis International Sarl	France	December 1, 2000
Solutions International	France	December 1, 2000
Artemis International GmbH	Germany	December 1, 2000

        The transaction was structured in two steps (the "Share Exchange Transactions") since the number of authorized Opus360 shares needed to be increased to allow for the issuance of 8.0 million new shares to Proha.. Despite its two step structure, the transaction was accounted for upon the consummation of the first closing because Proha gained a majority controlling interest and the voting agreements discussed below effectively "locked in" phase two of the transaction.

        In connection with the Share Exchange Agreement, Proha entered into two voting agreements, one with Ari B. Horowitz, (cofounder of Opus360 and member of the Artemis Board of Directors), and one with Opus360. Pursuant to these agreements, Mr. Horowitz agreed among other things to cause all of his 133,000 shares of Opus360 common stock to be voted in favor of the second closing. Also, Proha agreed among other things to cause all of its 3.0 million shares of Opus360 common stock to be voted in favor of the second closing.

        As a result of the above voting agreements, there were commitments to vote in favor of the second closing representing approximately 62% of the outstanding common stock. Accordingly, the transaction was not treated as a step acquisition since Proha obtained a majority controlling and voting interest upon consummation of the first closing.

        On July 31, 2001, Opus360 consummated the first phase of the share exchange. In connection with the share exchange Opus360 acquired all of the capital stock of Legacy Artemis in exchange for approximately 3 million shares of common stock of Opus360. As a result of this exchange, Proha obtained a controlling ownership and management interest in Opus360. Accordingly, the transaction was accounted for as a reverse acquisition with Legacy Artemis treated as the accounting acquiror and accounted for under the purchase method of accounting in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations." The second closing was completed on November 20, 2001 by the filing by Opus360 of a definitive proxy statement with the Securities and Exchange Commission (the "SEC") containing the required disclosures and financial information of the combined and consolidated companies. At the second closing, Opus360 delivered approximately 5 million additional shares of its common stock in return for the delivery by Proha of 19.9% of the outstanding common stock of two Proha subsidiaries. Since completion of the second closing, Proha has owned approximately 80% of the post-transaction outstanding common stock of the Company.

        In November 2002, the Company sold its 19.9% interest in Accountor Oy to Pretax Ltd, an unrelated party, for a pretax gain of approximately $0.7 million.

        In December 2002, the Company sold the operations of ABC Technologies Sarl ("ABC Technologies—France"), a wholly-owned subsidiary of Artemis International Sarl, France, to SAS Institute. The total proceeds from this transaction were approximately $0.4 million.

        In October 2003, the Company sold the assets of its Software Productivity Research ("SPR") operations to a group of individuals. SPR is now privately owned and separately registered in the state of Delaware as Software Productivity Research, LLC. Total consideration received for the sale of SPR including liabilities assumed by the buyer, was approximately $0.4 million.

Preferred Series A Financing

        On June 16, 2004 (the "Closing Date"), the Company completed a private placement of $9.0 million of convertible preferred stock (the "Preferred Series A Financing"). In connection with the private placement, the Company issued an aggregate of 4,090,909 shares of convertible preferred stock (the "Series A Preferred Stock") to certain accredited investors (the "Series A Holders"), priced at $2.20 per share, each of which is convertible into one share of common stock.

        In addition, the Company issued to the Series A Holders (i) 5-year warrants to purchase an aggregate of 409,090 shares of common stock at an exercise price of $2.64 per share (the "Initial Warrants") and (ii) 210-day warrants (a) that are exercisable only in the event that the Six Month Price (as defined below) is less than $2.20 and (b) to purchase a variable number of shares of common stock at $.01 per share based upon the Six Month Price. The number of issuable shares will be determined by the "Six Month Price" which is defined as the greater of $1.75 or the lowest average closing price of the common stock of the Company for any 15 consecutive day period during the six-month period immediately following the Closing Date (the "Additional Warrants"). The Initial Warrants vested and became fully exercisable on the issuance date.

        Proceeds from the financing will be used for (i) working capital, (ii) the repayment of debt and (iii) to strengthen the Company's balance sheet. $2,157,630 of the proceeds were transferred on behalf of Artemis directly to Laurus Master Fund, Ltd. ("Laurus") to pay off the over-advance portion due to Laurus under a line-of-credit arrangement. (See "Risk Factors" below and Note 19 to the Company's annual consolidated financial statements included elsewhere herein for additional information regarding the Laurus credit facility.) In addition, $2,342,370 of the proceeds were placed into escrow for a thirty-day period subject to the satisfaction of certain conditions set forth in the Escrow Agreement.

        The Series A Holders (i) are entitled to one vote per share on all matters upon which holders of common stock are entitled to vote, (ii) have certain voting consents and (iii) so long as at least twenty-five percent of the shares of preferred stock are outstanding, have the right to elect one member of the board of directors of the Company.

        Each of the exercise prices and the number of shares underlying the warrants are subject to anti-dilution adjustments in connection with mergers, acquisitions, stock splits, dividends and the like. The Series A Holders may pay the exercise price for the shares to be purchased upon exercise of the warrant by paying cash equal to the number of shares to be purchased times the appropriate exercise price per share, or, if the market price of our common stock exceeds the exercise price to be paid per share, the Series A Holders may, at their option, exchange the right to purchase all or part of the maximum shares underlying the warrant for that number of shares equal in value to the amount by which the closing price of a share of our common stock preceding the exercise date exceeds the exercise price, multiplied by the number of shares to be purchased at that exercise price.

        So long as at least 30% of the Series A Preferred Stock are outstanding, the Company cannot, directly or indirectly, redeem, or declare or pay any cash dividend or distribution on, the common stock without the prior express written consent of the holders of at least a majority of the Series A Preferred Stock.

The Offering

Common stock underlying preferred stock(1)	5,113,635 Shares
Common stock underlying the warrants(2)	1,833,858 Shares
Common stock to be outstanding after the offering(3)	14,055,926 Shares
Use of Proceeds
We will not receive any of the proceeds from the sale of the shares of common stock because they are being offered by the selling shareholders and we are not offering any shares for sale under this prospectus, but we may receive proceeds from the exercise of warrants held by the selling stockholders. See "Use of Proceeds."
OTC Bulletin Board symbol	"AMSI"

(1)
Represents 125% of the shares of Series A Preferred Stock, Initial Warrants, and Additional Warrants to be registered under the Registration Rights Agreement between the Company and the Series A Holders.

(2)
Includes the Additonal Warrants as defined on page 4 under section "Preferred Series A Financing".

(3)
Represents common stock outstanding assuming conversion of all of the Series A Preferred Stock issued.

        This prospectus relates solely to the sale of 6,947,493 shares of our common stock by the selling shareholders. The outstanding share information is based on our shares outstanding as of July 12, 2004 and excludes:

  •
  an aggregate of 127,492 shares of common stock reserved for issuance upon the exercise of outstanding warrants;

  •
  an aggregate of 1,799,944 shares of common stock reserved for issuance upon the exercise of outstanding options granted under our stock option plans, and

  •
  an aggregate of 653,311 shares of common stock issuable upon exercise of options reserved for future grant under our stock option plans.

Risk Factors

        Investing in our common stock involves a high degree of risk. You should carefully review and consider the risks listed in the "Risk Factors" section beginning on page 6 of this prospectus, as well as the other information contained in this prospectus, before deciding to invest in shares of our common stock or to maintain or increase your investment in shares of our common stock. You should also review our 2003 Annual Report filed with the SEC on Form 10-K/A on July 16, 2004, and our subsequent reports on Forms 10-Q and 8-K. The risks and uncertainties described below are not the only onces we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also adversely affect our business, financial condition and operating results. If any of the following risks, or any other risks not described below, actually occur, it is likely that our business, financial condition and operating results could be seriously harmed. As a result, the trading price of our common stock could decline, and you could lose part or all of your investment.

RISK FACTORS

        The occurrence of any of the following risks could materially and adversely affect our business, financial condition and operating results. In that case, the trading price of our common stock could decline and you might lose all or part of your investment.

We have Incurred Significant Losses in the Past, and We May Continue to Incur Significant Losses in the Future. If We Continue to Incur Losses, Our Business Will Be Adversely Affected to a Material Extent.

        The Company has incurred substantial recurring losses from operations since inception, and has a history of negative operating cash flow. At March 31, 2004, the Company's current liabilities exceeded current assets by $9.0 million. In addition, the Company has an accumulated deficit of $86.9 million at March 31, 2004, and experienced negative operating cash flow of approximately $0.9 million during the three months then ended. The Company will benefit from the funding received as a result of the Preferred Series A Financing transaction as described above. Said transaction, however, entails certain risks of its own, as described more fully below. And, notwithstanding receipt of such funds, the Company may not be able to achieve the level of sales or contain its costs in the long term sufficiently to generate sufficient cash flow to fund its operations.

Our Financial Condition has Raised Substantial Doubt Regarding Our Ability to Continue as a Going Concern

        As discussed elsewhere in this prospectus, we have incurred substantial operating and net losses, as well as negative operating cash flows, since our inception. As a result, the independent auditor's report accompanying our financial statements starting with our Annual Report on Form 10-K for the year ended December 31, 2001, contains an explanation that our financial statements have been prepared assuming that we will continue as a going concern. Management has undertaken to significantly reduce costs through a series of actions, including, but not limited to, lowering headcount, reducing operating costs and considering various financing alternatives for its operations. On June 16, 2004, we completed a Preferred Series A Financing transaction described above with a group of accredited investors headed by Emancipation Capital LP. Notwithstanding either the management undertakings to reduce costs or the raising of funds through the private placement, we cannot assure you that management's efforts will lead us to profitability, nor can we provide any assurance that we can continue raising funds on acceptable terms. The financial statements do not include any adjustments that might result from the outcome of these uncertainties. As a result, our ability to continue to operate as a going concern will depend on our ability to raise working capital and further streamline our operations and/or increase sales. Our failure in any of these efforts may materially and adversely affect our ability to continue as a going concern.

We are Currently in Default on Our Line of Credit with Laurus Master Fund Ltd, Which Could Result in Incurring Significant Monetary Damages and a Loss of Our Line of Credit.

        In August, 2003, the Company obtained a $5.0 million revolving credit facility from Laurus Master Fund, Ltd. ("Laurus"). The facility is in the form of a three-year Convertible Note, secured by an interest in some of the Company's property. Borrowings under the revolving credit facility are based on the balance of eligible trade accounts receivable reported by the Company's operating entities in the US and the UK. On December 2, 2003, the Company amended the Secured Convertible Note ("Amendment No.1") in exchange for extending the time to repay certain over-advance fees. Under Amendment No.1, the Company waived the Fixed Conversion Price at which Laurus could originally convert the debt to receive the first 190,000 shares of common stock, setting the new conversion price to $1.45 per share and resetting the fixed conversion price for conversion thereafter to $1.81 per share.

        Also under the Laurus agreement, the Company was obligated to file a registration statement with the SEC by September 15, 2003, to register shares of the Company's common stock, which may be issued as described above. The Company is currently in discussion with Laurus to restructure the existing credit facility. As part of the restructured transaction with Laurus, the Company will strive to obtain a waiver on liquidated damages that may be owing as a result of the delinquent filing of the originally required registration statement. Should Laurus refuse to restructure the existing credit facility as described above, the Company may be forced to pay down the Laurus loan and close its relationship with Laurus. This final payoff would be made with funds maintained in an escrow account and pursuant to the terms of an Escrow Agreement between the Company and the preferred shareholder group arising out of the Preferred Series A Financing transaction described above. That escrow amount is nearly $2.35 million, with approximately $1.6 million representing principal on the credit line, and approximately $0.75 million in potential damages related to the current default status on the loan (calculated at 2% of the maximum amount of loan taken, $3.5 million, for each thirty day period beyond the contractual registration statement filing date). The risk to the Company should this final payoff and closing of the relationship with Laurus ensue, is that the funds maintained in the escrow account would otherwise be released back to the Company. That is, if the Company succeeds in restructuring its credit facility with Laurus and in obtaining a waiver regarding potential damages, then the Company would have access to the approximate $2.35 million dollars in the escrow account for purposes of general operations. However, those monies may all be necessary to close out the Laurus relationship should the parties fail to agree on a restructured relationship. This risk will also include the Company losing its line of credit, and the negative consequences associated with operating without a line of credit, as the Company may not be able to negotiate a new line of credit. These risks relate, but are not limited, to our ability to expand or sustain our current sales volume, as well as our ability to fund our day-today operations.

The Current Slow Economy or Downturn in other Parts of the World and Stagnant or Reduced Information Technology Spending May Negatively Affect Demand For Our Products And Services Which Would Adversely Affect Future Revenue.

        Recent worldwide economic indicators, including but not limited to gross domestic product and job growth figures in the U.S., reflect a slowdown in economic activity not only in the United States, but globally as well, including Western Europe (e.g., Germany) and Asia. Some parts of the world currently are suffering actual downturns, not just slow growth. This world wide trend is critical given that approximately 73% of our Company's revenue in 2003 was from non-U.S. sources. Many reports have indicated either a significant decline or merely maintaining spending at current levels by corporations in the area of information technology, which is the overall market in which we participate. Contributing to the lethargic spending activity are various conflicts throughout the world making headlines virtually every day. While we cannot specifically correlate the impact of macro-economic conditions on our sales activities, we believe that the economic conditions and international conflicts have resulted in decreased demand in our target markets, and in particular, have increased the average length of our sales cycles and decreased the size of our license transactions. To the extent that the current slow growth and/or economic downturn continues or increases in severity we believe demand for our products and services, and therefore future revenue, will be stagnant or reduced. Even if the current global economy improves and international conflicts diminish, we cannot assure you that corporations will increase their information technology spending in our market or that we will be able to maintain or improve revenue levels.

        Contributing to the uncertainies as well are certain trends some analysts have identified, including but not limited to:

  •
  delays in closing software transactions have been more prevelant for small software companies such as ours;

  •
  the software industry is ripe for consolidation either through, (i) mergers and acquistions or (ii) market-share gains by major companies at the expense of smaller companies, as customers standardize on fewer vendors;

  •
  some companies are increasingly purchasing "test copies" of software, not committing to major purchases until they are certain the software works and will improve their systems;

  •
  other companies are experimenting with "open source" software (often, at no cost), and with renting software from Internet-based vendors, in order to avoid large, up-front payments;

  •
  an increased perception by some companies that large software or systems projects are merely "optional," not "essential;"

  •
  Customers concluding that they can extract larger discounts during the last few weeks of a quarter, perceiving that software vendors are eager to meet sales quotas and hit revenue targets; and

  •
  the June, 2004, disclosure, as a result of the antitrust trial over Oracle's hostile bid to acquire PeopleSoft, that Oracle was willing to offer an 80% discount off of list price in order to finalize a transaction, thereby making less attractive the smaller offers in discounting list prices that are more apt to be presented by smaller software companies.

Our Quarterly Financial Results Are Subject To Significant Fluctuation, And If Our Future Results Are Below The Expectations Of Investors, The Price Of Our Common Stock Would Likely Decline.

        Our operating results have in the past and could in the future vary significantly from quarter to quarter. Our quarterly operating results are likely to be particularly affected by the number of customers licensing our products during any quarter and the size of such licensing transactions. Other factors that could affect our quarterly operating results include:

  •
  our ability to attract new customers and retain and sell additional products and services to current customers;

  •
  the renewal or non-renewal of maintenance contracts with our customers;

  •
  the announcement or introduction of new products or services by us or our competitors;

  •
  changes in the pricing of our products and services or those of our competitors;

  •
  variability in the mix of our product and services revenue in any quarter; and

  •
  the amount and timing of operating expenses and capital expenditures relating to the business.

        Due to these and other factors, we believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as indicators of our future performance. In addition, we may be unable to accurately forecast our operating results because our business and the market in which we operate is changing rapidly. Such rapid change could adversely affect our forecasting ability, which currently relies on historical patterns showing that license revenue tends to be concentrated in the third month of each quarter due to traditional buying patters in the software industry. It is possible that, in some future periods, our revenue performance, expense levels, cash usage and/or other operating results will be below the expectations of investors and/or analysts. If this occurs, the price of our common stock might decline.

Our Sales Cycle Is Lengthy, Which Could Delay The Growth Of Our Revenues And/Or Increase Our Expenditures.

        Our software and services are complex, and include some newer products and services that have only recently been released commercially. We may face significant delays in acceptance of our newer products and services. We will not be able to recognize any revenue during the period in which a potential customer evaluates whether or not to purchase these products and/or services, a period which could extend for 6 to 9 months and beyond. The decision of a customer to use any of our products or services may be expensive, time consuming and complex and may require a customer to make a significant commitment of resources. As a result, we will have to expend valuable time and resources to educate interested persons at all levels in these organizations on the use and benefits of our products and services. Our expenditure of substantial time and resources to persuade customers to use our products and services and/or an unexpectedly long sales and implementation cycle for them will have a negative impact on the timing of our revenues.

We Currently Depend On A Small Number Of Major Customers For A Significant Amount Of Our Net Sales And Service Revenues. A Reduction In Business From Any Of These Customers, Or Failure By Any Of These Customers To Timely Pay Amounts Owed To Us, Could Adversely Affect Our Net Revenues And Could Seriously Harm Our Business And Financial Condition.

        During the year ended December 31, 2003, net sales (comprised of software licensing, support and consulting services) to our largest customer, Lockheed Martin Corporation, represented approximately 9.8% of our total net sales. We expect that we will continue to be dependent upon this customer for a similarly significant percentage of our revenues for the foreseeable future. We cannot assure you, however, that our net sales generated from this customer will reach or exceed historical levels in any future period. A cessation or reduction of business from this customer could, in the future, harm our business and financial condition. We cannot assure you that, if sales to this customer declines, we will be able to replace these sales with sales to existing or new customers in a timely manner, or at all. If we could not replace these sales, our business and financial condition would be adversely affected to a material extent. Further, should this customer fail to timely pay us amounts owed, we would suffer a substantial decline in our cash flow, which would have a material adverse affect on our business, financial condition and/or results of operations.

Integration Of Our Products With The Customer's Existing Systems May Be Difficult, Costly And Time-Consuming, And Customers Could Become Dissatisfied If Such Integration Requires More Time, Expense Or Personnel Than Expected.

        Subsequent to the initial installation of our product, our customers may decide to integrate our product with one or more of their other computer systems and software programs. Our customers may find that the integration of our products into additional computer systems and software programs, if required, may be difficult, costly and time-consuming. Customers could become dissatisfied with our products if such integration requires more time, expense or personnel than they expected. Additionally, our losses could increase if, for customer satisfaction and reputational reasons and when we are engaged in integrating our software into the customer's computer systems and software programs, we do not bill our customers for time and expenses we incur in connection with these integration issues, which would adversely affect our operating results.

New Customers May Not Accept Our Software And Services.

        Before making any commitment to use our software and services, potential users will likely consider a wide range of issues, including service benefits, integration with legacy systems, potential capacity, functionality and reliability. Prospective users will generally need to change established project and resource management practices and operate their businesses in new ways. Because some of our products and services represent new, Internet-based approaches for most organizations, those persons responsible for the use or approval of our products and services for our customers will be addressing many new technical and project management issues for the first time. If our newer products and services are not attractive to potential customers, we will fail to generate significant new revenues from these newer products and services. In addition, if software integrators fail to adopt and support our products and services as project and resource management tools, our ability to reach our target customers in this market may be diminished.

If We Are Unable To Introduce New Products Or Product Enhancements On A Timely Basis, Or If The Market Does Not Accept These Products Or Product Enhancements, Our Business Will Suffer.

        The market for certain of our products and services is new and the markets for all of our products and services are likely to change rapidly. Our future success will depend on our ability to anticipate changing customer requirements effectively and in a timely manner and to offer products and services that meet these demands. The development of new or enhanced software products and services is a complex and uncertain process. We may experience design, development, testing and other difficulties that could delay or prevent the introduction of new products or product enhancements and could increase research and development costs. Further, we may experience delays in market acceptance of new products or product enhancements as we engage in marketing and education of our user base regarding the advantages and system requirements for the new products and services and as customers evaluate the advantages and disadvantages of upgrading to our new products or services.

We Depend On Implementation, Marketing And Technology Relationships; If Our Current And Future Relationships Are Not Successful, Our Business Might Be Harmed.

        We rely on implementation, marketing and technology relationships with a variety of companies. Such relationships include those with consulting firms; and third-party vendors of software, such as BEA, Cognos, Intraspect, Changepoint, Concur, Microsoft and Oracle, whose products or technologies, such as reporting engines, search engines, application servers, databases and operating systems, we incorporate into or integrate with our products.

        We depend on these companies to recommend our products to customers, promote our products and/or services, provide our direct sales force with customer leads and provide enhanced functionality to our products and/or services. Some of these relationships are not documented in writing, or are governed by agreements that can be terminated by either party with little or no penalty or prior notice and do not provide for minimum payments to us. Companies with which we have an implementation, marketing or technology relationship may promote products or services of several different companies, including, in some cases, products or services that compete with our products and services. These companies may not devote adequate resources to selling or promoting our products and services. We may not be able to maintain these relationships or enter into additional relationships in the future.

We May Not Become Profitable If We Are Unable To Adapt Our Business Model To Changes In Our Market.

        If we are unable to anticipate changes in the market for project and resource management software and services, we may not be able to expand our business or successfully compete with other companies. Our current business model depends upon continuing to enhance and expand our project management and collaboration solutions. We may be required to further adapt our business model in response to additional changes in the portfolio and project management marketplace, or if our current business model is not successful.

There Is Significant Competition In Our Market, Which Could Make It Difficult To Attract Customers, Cause Us To Reduce Prices And Result In Reduced Gross Margins Or Loss Of Market Share.

        The market for our products and services is highly competitive, dynamic and subject to frequent technological changes. We expect the intensity of competition and the pace of change to at least maintain or increase in the future. We compete not only against industry giants such as Microsoft and

SAP and the in-house development efforts of such companies creating individualized solutions, but also against a myriad of other software application vendors offering multiple products. Our current independent software vendor competition includes, among many others, Niku Corporation, Primavera Systems Inc. and ProSight Inc., and these companies may have greater financial, marketing, and/or other resources than our Company.

        A number of companies offer products that provide some of the functionality of our products. We do not believe that any one company has a dominant position in our market as a whole. However, we may not be able to maintain our competitive position against current or potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other resources. Competitors with greater resources may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential employees, distributors, resellers or other strategic partners. We expect additional competition from other established and emerging companies as the market for our software continues to develop. We may not be able to compete successfully against current and future competitors.

If We Fail To Effectively Manage Our International Operations, Our Revenues May Not Increase. We May Incur Additional Losses.

        Our prescence as a world-wide company has placed, and will continue to place, significant strains on our infrastructure, management, internal controls and financial systems. Our personnel, systems, procedures and controls may be inadequate to support our future operations. In order to accommodate any possible growth of our business, we will need to hire, train and retain appropriate personnel to manage our operations. We will also need to ensure that our financial and management controls, reporting systems and operating systems keep pace with the growth and expansion of our business. We may encounter difficulties in developing and implementing required new systems. If we are unable to manage our expansion and/or growth effectively and maintain the quality of our products and services, our business may suffer.

Any Acquisitions Of Technologies, Products Or Businesses That We Make May Not Be Successful, May Cause Us To Incur Substantial Additional Costs, And/Or May Require Us To Incur Indebtedness Or Issue Debt Or Equity Securities On Terms That May Not Be Attractive.

        As part of our business strategy, we have in the recent past acquired or invested in technologies, products or businesses that were expected to be complementary to our business and may be complementary in the future. The process of integrating any future acquisitions could involve substantial risks for us, including:

  •
  unforeseen operating difficulties and expenditures;

  •
  difficulties in assimilation of acquired personnel, operations, technologies and/or products;

  •
  the need to manage a significantly larger and more geographically-dispersed business;

  •
  amortization of large amounts of intangible assets;

  •
  the diversion of management's attention from ongoing development of our business or other business concerns;

  •
  the risks of loss of employees of an acquired business, including employees who may have been instrumental to the success or growth of that business; and

  •
  the use of substantial amounts of our available cash or financial resources to consummate the acquisition.

        We may never achieve the benefits that we expect from the combination of the Opus360 and Legacy Artemis businesses or that we might anticipate from any future acquisition. If we make future acquisitions, we may issue shares of our capital stock that dilute existing stockholders, incur debt, assume significant liabilities and/or create additional expenses related to amortizing intangible assets, any of which might reduce our reported earnings (or increase our net losses) and cause our stock price to decline. Any financing that we might need for future acquisitions may only be available to us on terms that materially dilute existing shareholders, restrict our business or impose costs on us that would reduce our net income or increase our net losses.

International Activities Expose Us To Additional Operational Challenges That We Might Not Otherwise Face.

        In the year ended December 31, 2003, revenue from non-U.S. sources represented approximately 73% of total revenue. (Note, we do not hedge foreign currency risk, and approximately 52% of operating expenses in 2003 were denominated in foreign cuurencies.) As we operate internationally, we are exposed to operational challenges that we would not face if we conducted our operations only in the United States. These include:

  •
  foreign currency exchange rate fluctuations, particularly if we sell our products in denominations other than U.S. dollars;

  •
  longer sales cycles in international markets;

  •
  seasonal fluctuations in purchasing patterns in other countries, particularly declining sales during summer months in European markets;

  •
  tariffs, export controls and other trade barriers;

  •
  difficulties in collecting accounts receivable in foreign countries;

  •
  the burdens of complying with a wide variety of foreign laws;

  •
  political disruptions or coups and terrorist attacks;

  •
  reduced protection for intellectual property rights in some countries, particularly in Asia; and

  •
  the need to develop internationalized versions of our products and foreign language marketing and sales materials.

We May Become Subject To Burdensome Government Regulations And Legal Uncertainties Affecting The Internet, Which Could Increase Our Expenses And/Or Limit The Scope Of Our Operations.

        Legal uncertainties and new regulations relating to the use of the Internet could increase our cost of doing business, prevent us from delivering our products and services over the Internet or slow the growth of our business. To date, governmental regulations have not materially restricted use of the Internet in our markets. However, the legal and regulatory environment relating to the Internet is uncertain and may change. In addition to new laws and regulations being adopted, existing laws may be applied to the Internet. New and existing laws may cover issues, which include:

  •
  user privacy;

  •
  civil rights and employment claims;

  •
  consumer protection;

  •
  libel and defamation;

  •
  copyright, trademark and patent infringement;

  •
  pricing controls;

  •
  characteristics and quality of products and services;

  •
  sales and other taxes; and

  •
  other claims based on the nature and content of Internet materials.

        In addition, any imposition of state sales and use taxes imposed on the products and services sold over the Internet may decrease demand for products and services that we sell over the Internet. The United States Congress has passed legislation, which limits the ability of states to impose any new taxes on Internet-based transactions. If Congress does not renew this legislation, any subsequent imposition of state taxes on Internet-based transactions could limit the demand for our services and/or increase our expenses.

Defects In Our Products Could Result In Loss Of Or Delay In Revenue, Failure To Achieve Market Acceptance And/Or Increased Costs.

        Products as complex as those we offer or are developing frequently contain undetected defects or errors. Despite internal testing and testing by our customers or potential customers, defects or errors may occur in our existing or future products and services. From time to time in the past, versions of our software that have been delivered to customers have contained errors. In the future, if we are not able to detect and correct errors prior to release, we may experience a loss of or delay in revenue, failure to achieve market acceptance and/or increased costs to correct errors, any of which could significantly harm our business.

        Defects or errors could also result in tort or warranty claims. Warranty disclaimers and liability limitation clauses in our customer agreements may not be enforceable. Furthermore, our errors and omissions insurance may not adequately cover us for claims. If a court were to refuse to enforce the liability-limiting provisions of our contracts for any reason, or if liabilities arose that were not contractually limited or adequately covered by insurance, our business could be harmed.

We May Experience Reduced Revenue And Harm To Our Reputation If Any System Failures Result In Unexpected Network Interruptions.

        Any system failure that we may experience, including network, software or hardware failures, that causes an interruption in the delivery of our products and services or a decrease in responsiveness of our services could result in reduced use of our services and damage to our reputation. Our servers and software must be able to accommodate a high volume of traffic by organizations and individual users. There can be no assurance, however, that our systems will be able to accommodate our growth. We rely on third-party Internet service providers to provide our clients with access to our Internet-based services. We have experienced on several occasions service interruptions as a result of systems failures by these Internet service providers, which have lasted between four to eight hours. We believe that these interruptions will occur from time to time in the future. In addition, from time to time the speed of our system has been reduced as a result of increased traffic through our Internet service provider. We may not be able to expand and adapt our network infrastructure at a pace that will be commensurate with the additional traffic increases that we anticipate will occur.

If We Fail To Protect Our Patents, Trademarks, Copyrights Or Other Intellectual Property Rights, Other Parties Could Appropriate Our Proprietary Properties, Including Our Technology.

        The technology and software we have developed which underlies our products and services is very important to us. Our proprietary products are not protected by patents. However, to protect our intellectual property rights, we license our software products and require our customers to enter into license agreements that impose restrictions on their ability to utilize the software or transfer the software to other users. Additionally, we seek to avoid disclosure of our trade secrets through a number of means, including, but not limited to, requiring those persons with access to our proprietary information to execute confidentiality agreements with us and restricting access to our source code. In addition, we protect our software, documentation, templates and other written materials under trademark, trade secret and copyright laws. Even with all of these efforts, there can be no assurance that such precautions will provide meaningful protection from competition or that competitors will not independently be able to develop similar technology. The copyright, trademark and trade secret laws, which are a significant source of protection for our intellectual property, offer only limited protection. In addition, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in software are uncertain and still evolving, and the future viability or value of any of our intellectual property rights is uncertain. Effective trademark, copyright and trade secret protection may not be available in every country in which our products are distributed or made available.

        If, in the future, litigation is necessary to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others, such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results and/or financial condition. As a result, ultimately, we may be unable, for financial or other reasons, to enforce our rights under the various intellectual property laws as described above.

        In addition, the laws and/or administrative proceedings of certain foreign countries in which our products are or may be licensed (e.g., Asia) may not protect our products and intellectual property rights to the same extent as laws of the United States. Relatedly, patent protection within the World Trade Organization appears to permit substantial discretion to member countries. A notable example is China's recent voidance of Pfizer's Viagra patent which was awarded by that country in September, 2001.

Third Parties Might Bring Infringement Claims Against Us Or Our Customers That Could Harm Our Business.

        In recent years, there has been significant litigation in the United States involving patents, trademarks, copyrights and other intellectual property rights, particularly in the software industry. We could become subject to intellectual property infringement claims as the number of our competitors grows and our products and services increasingly overlap with competitive offerings. In addition, as part of our product licenses, we agree to indemnify our customers against claims that our products infringe upon the intellectual property rights of others. These claims, even if not meritorious, could be expensive and divert management's attention from operating our business. We could incur substantial costs in defending ourselves and our customers against infringement claims. If we become liable to third parties for infringement of their intellectual property rights, we could be required to pay a substantial damage award and to develop non-infringing technology, obtain one or more licenses for us and our customers from third parties or cease selling the products that contain the infringing intellectual property. We may be unable to develop non-infringing technology or obtain a license at a reasonable cost, or at all.

We May Not Be Able To Access Third Party Technology, Which We Depend Upon To Conduct Our Business And As A Result We Could Experience Delays In The Development And Introduction Of New Products and Services Or Enhancements Of Existing Products and Services.

        If we lose the ability to access third party technology which we use, are unable to gain access to additional products or are unable to integrate new technology with our existing systems, we could experience delays in our development and introduction of new products and services and related improvements or enhancements until equivalent or replacement technology can be accessed, if available, or developed internally, if feasible. If we experience these delays, our revenues could be substantially reduced. We license technology that is incorporated into our products and services from third parties. In light of the rapidly evolving nature of technology, we may increasingly need to rely on technology licensed to us by other vendors, including providers of development tools that will enable us to quickly adapt our technology to new products and services. Technology from our current or other vendors may not continue to be available to us on commercially reasonable terms, or at all.

Proha Effectively Controls the Company. This Will Severely Limit Your Ability To Influence Corporate Matters.

        As of June 30, 2004, Proha Plc, a Finnish company, beneficially owned approximately 80% of our outstanding common stock. As a result, Proha controls the outcome of any corporate transaction or other matter submitted to Company stockholders for approval, including share exchanges, consolidations and the sale of all or substantially all of the Company's assets, and also could prevent or cause a change in control. The interests of Proha may sometimes differ from the interests of the Company's other stockholders. In addition, third parties may be discouraged from making a tender offer or bid to acquire the Company because of this concentration of ownership. Relatedly, five of the ten members of the Company's Board of Directors are Proha nominated directors. Series A Holders of the Series A Preferred Stock hold voting rights under the Preferred Series A Financing transaction as described above, to the extent each holder has the right to convert the Series A Preferred Stock into common stock. Still, Proha maintains control as a majority shareholder, even after factoring in such conversion rights to the fullest possible extent, retaining an approximately 57% beneficial ownership interest, post-conversion. In addition, pursuant to the Preferred Series A Financing transaction, the Company may issue to Proha an aggregate amount of $2 million of common stock at a per share price of $2.20, in connection with paying down indebtedness related to the current loan that Artemis Finland Oy has secured, in part, based on collateral provided by Proha (see, "Certain Relationships and Related Transactions" below for more information related to such loan). With this additional aggregate amount of $2 million common stock, Proha's beneficial ownership interest would increase to approximately 59%, post conversion.

        On July 7, 2003, the Company received a "Request for Records" letter from Proha, dated July 3, 2003, (the "Request Letter"). In the Request Letter, representatives of Proha demand, pursuant to Section 220 of the General Corporation Law of the State of Delaware, the right to inspect and copy various records including but not limited to: (i) lists of Artemis' stockholders, including names and addresses of each stockholder as of the date of the letter and (ii) copies of all daily transfer sheets showing changes in names and addresses of the Artemis stockholders through September 30, 2003. Artemis management had been informed that the purpose of the inspection is to facilitate a possible offer by Proha or an affiliate thereof to purchase some or all of the shares of Artemis not already owned by Proha. We do not know if Proha has suspended its intentions regarding any such possible offer at this time.

The Market Price For Our Common Stock Is Volatile And Could Result In A Decline In The Value Of Your Investment.

        The market price of our common stock, like that of many other technology companies, is extremely volatile. The market price of our common stock has ranged from 20 cents per share to $12.25 per share since the second quarter of 2001, and typically has a low trading volume. We cannot predict the extent to which investor interest in our stock will create or sustain an active trading market. If such a market were to develop, the market price of our common stock may continue to be highly volatile. The sale of a large block of shares could depress the price of our shares to a greater degree than a company that typically has a higher volume of trading in its securities. The value of your investment in our common stock could decline due to the impact of any of the following factors upon the market price of our common stock:

  •
  variation in our quarterly operating results, including our inability to increase revenues;

  •
  announcements of new product or service offerings by us or our competitors;

  •
  announcement of new customer relationships by our competitors;

  •
  changes in market valuations of comparable companies;

  •
  additions to, or departures of, our executive officers; and

  •
  conditions and trends in the Internet and electronic commerce industries.

        Further, the stock exchanges and markets have experienced substantial price and volume fluctuations. These fluctuations have particularly affected the market prices of equity securities of many technology companies and have often been unrelated or disproportionate to the operating performance of these companies.

We Do Not Intend To Pay Dividends

        During the nine months ended December 31, 2000, Legacy Artemis paid a cash dividend of $140,000. However, we do not intend to declare dividends on our common stock in the foreseeable future. In addition, as described elsewhere herein, we are currently prohibited from paying any cash dividends under certain circumstances.

We Are Uncertain Of Our Ability To Obtain Additional Financing For Our Future Capital Needs.

        We believe that cash from operations and existing cash will be sufficient to meet our working capital and expense requirements for at least the next twelve months. However, we may need to raise additional funds in order to fund our business, expand our sales activities, develop new or enhance existing products and respond to competitive pressures. As of June 30, 2004, we had cash and cash equivalents of approximately $9.3 million including restricted cash of approximately $2,340,000. As of that date, we had certain letters of credit secured by various assets of the Company. Additional financing may not be available on terms favorable to us, or at all.

You Will Experience Dilution If We Raise Funds Through The Issuance Of Additional Equity And/Or Convertible Debt Securities.

        If we raise additional funds through the issuance of equity securities or convertible debt securities, you will experience dilution of your percentage ownership of our company. This dilution may be substantial. In addition, these securities may have powers, preferences and rights that are senior to the holders of our common stock and may limit our ability to pay dividends on our common stock.

The Completion of the Preferred Series A Financing Subjects You To Potential Dilution and May Limit Our Ability in the Future Either To Raise Additional Funding Or To Pay Dividends on Our Common Stock.

        On June 16, 2004, we completed the Preferred Series A Financing transaction as described above. In connection with the financing, we issued 4,090,909 shares of preferred stock, priced at $2.20 per share, each of which is convertible into one share of common stock. In addition, we issued to the Series A Holders 5-year warrants to purchase 409,090 shares of common stock at an exercise price of $2.64 per share. The Series A Holders are also privy to price protection through December 13, 2004. Through said time period, should the closing price of our common stock fall below $2.20 per share for any 15 consecutive day period, the Series A Holders will be able to exercise additional warrants at one cent per share of common stock, and purchase up to but no more than 1,057,993 shares of common stock, as the price protection extends to a diminution in price of our common stock to no lower than $1.75 per share. With the exercise of any of these warrants, if you are a current holder of common stock and you are not a Series A Holders, you will experience dilution of your percentage ownership of our Company.

        In addition, the Series A Holders group holds certain powers, preferences and rights that are senior to the holders of our common stock. Such rights include, but are not limited to, by way of example, the potential payment of a dividend. So long as at least 30% of the Series A Preferred Stock is outstanding, the Company shall not, directly or indirectly, redeem, or declare or pay any cash dividend or distribution on, the common stock without the prior express written consent of at least a majority of the Series A Holders. One other example of such rights relates to possibly raising additional capital via the issuance of additional equity or convertible debt securities in the future. So long as at least 30% of the Series A Preferred Stock are outstanding, the Company cannot issue any additional preferred shares other than to the Series A Holders and the Company cannot issue any other securities or incur any indebtedness exceeding that which existed on June 16, 2004, except in accordance with the Equity Exclusion and the Debt Exclusion (as each term is defined in the Certificate of Designations, which can be reviewed in our Form 8-K filed with the SEC on June 18, 2004, relating to the Preferred Series A Financing transaction), without the prior express written consent of not less than a majority of the Series A Holders.

Our Common Stock has an Extremely Small Public Float and Future Sales of Our Common Stock May Negatively Affect the Market Price of Our Common Stock.

        As of June 30, 2004, there were approximately 10.0 million shares of our common stock outstanding. As a group, our officers, directors, all preferred shareholders with common stock conversion rights and all persons who beneficially own more than 10% of our total outstanding shares, beneficially own on an as-converted basis an aggregate of approximately 12.8 million shares of our common stock. On that basis, our common stock would have a public float of approximately 1.9 million shares, which are shares in the hands of public investors, and which, as the term "public float" is defined by Nasdaq, excludes shares that are held directly or indirectly by any of our officers or directors or any other person who is the beneficial owner of more than 10% of our total shares outstanding. These shares are held by a relatively small number of shareholders of record (approximately 740). We cannot predict the effect, if any, that future sales of shares of our common stock into the market, including those acquirable by the possible conversion of preferred shares into common shares, will have on the market price of our common stock. However, sales of substantial amounts of common stock, including shares issued upon the exercise of warrants and stock options and/or conversion of preferred stock into common stock, or the perception that such sales or transactions could occur, may materially and adversely affect prevailing market prices for our common stock.

If the Ownership of Our Common Stock Continues to be Highly Concentrated, it Will Prevent You and Other Shareholders From Influencing Significant Corporate Decisions and May Result in Conflicts of Interest That Could Cause Our Stock Price to Decline.

        Our executive officers, directors, major shareholders, all preferred shareholders holding conversion rights to common stock and their affiliates collectively beneficially own or control on an as-converted basis approximately 87% of our outstanding shares of common stock (after giving effect to the exercise of all outstanding vested options or warrants exercisable within 60 days from June 30, 2004). As a result, our executive officers, directors, major shareholders and their affiliates, acting as a group, have substantial control over the outcome of corporate actions requiring shareholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, or any other significant corporate transactions. Some of these persons or entities may have interests different than yours. For example, these shareholders may delay or prevent a change of control of us, even if such a change of control would benefit our other shareholders, or pursue strategies that are different from the wishes of other investors. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors' perception that conflicts of interest may exist or arise.

Provisions of Delaware Law, Our Amended Certificate of Incorporation and Bylaws, Certain Voting Agreements and the Concentration of Stock Ownership Could Delay or Prevent a Change of Control

        Provisions of Delaware law, our amended certificate of incorporation and bylaws, certain voting agreements of our stockholders and the concentration of ownership of our stock could have the effect of delaying or preventing a change in control, even if a change in control would be beneficial to our stockholders. These provisions include:

  •
  allowing our board of directors, subject to certain restrictions arising from the Preferred Series A Financing transaction described above in this prospectus, to authorize issuance of one or more classes or series of preferred stock without stockholder approval.

  •
  prohibiting cumulative voting in the election of directors;

  •
  with respect to certain provisions of our amended certificate of incorporation, requiring a vote of at least two-thirds of the outstanding shares to approve amendments; and

  •
  prohibiting stockholder actions by written consent.

Because the Market for and Liquidity of Our Shares is Volatile and Limited, and Because We Are Subject to the "Penny Stock" Rules, the Level of Trading Activity in Our Stock May be Reduced.

        Effective June 29, 2001, our common stock was delisted from the Nasdaq national stock market and is now quoted on the Over-the-Counter Bulletin Board ("OTC BB") (Symbol AMSI). The OTC BB is generally considered to be a less efficient market than the established exchanges or the Nasdaq markets. While we anticipate seeking to be relisted on the Nasdaq National Market at some time in the future, it is impossible at this time to predict when, if ever, such application will be made or whether such application will be successful. While our common stock continues to be quoted on the OTC BB, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of our common stock, compared to if our securities were traded on Nasdaq or a national exchange. In addition, our common stock is subject to certain rules and regulations relating to "penny stocks" (generally defined as any equity security that is not quoted on the Nasdaq Stock Market and that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "accredited investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent bid and offer quotations for the penny stock held in the account, and certain other restrictions. If the broker-dealer is the sole market maker, the broker-dealer must disclose this, as well as the broker-dealer's presumed control over the market. For as long as our securities are subject to the rules on penny stocks, the liquidity of our common stock could be significantly limited. This lack of liquidity may also make it more difficult for us to raise capital in the future.

Efforts to Reduce Our Operating and Other Expenses May Not Achieve Desired Results and Could Diminish Our Ability to Retain and/or Recruit Employees.

        Over the past several years, we have made great efforts to reduce our operating and other expenses. We cannot assure you that these expense reductions will have the desired result of enabling us to achieve profitability or that they will not have adverse affects on the Company. If planned revenue stability does not materialize, our business, financial condition and results of operation may be materially harmed. To manage operations effectively, we must continue to improve our operational, financial and other management processes and systems. Our success also depends largely on our ability to maintain high levels of employee utilization, project and instructional quality and competitive pricing for our software and services. We cannot assure you that we will be successful in maintaining the required levels of revenue with the current number of employees.

        Our success will depend in large part on our ability to retain and, as needed, recruit qualified information technology professionals and sales and marketing personnel. Our future success depends in large part on our ability to attract, develop and retain highly skilled information technology professionals, particularly project managers, consultants, software engineers and programmers. As a result of our focus on reducing operating expenses over the past several years, we are dependent upon a smaller number of employees for our operations. If we are unable to recruit additional technical employees, we may be unable to adequately service current projects or bid for new projects or sales. If we are unable to recruit additional technical personnel as and when needed, we may not be able to expand or grow our business. We compete for the services of information technology professional with other consulting firms, software vendors and consumers of information technology services, many of which have greater financial resources than we have. We may not be successful in retaining and, as needed, hiring a sufficient number of information technology professionals to staff our projects. To attract qualified technical employees, we may need to substantially increase the compensation, bonuses, stock options or other benefits we offer to employees. These additional costs may negatively affect our business and operating results.

We Recently Experienced a Leadership Transition and Our Future Success May Depend Upon Retaining Key Employees

        We recently experienced a change in our leadership. Michael J. Rusert resigned as Presdient and Chief Executive Officer effective January 16, 2004. Patrick Ternier was hired as the new President and Chief Executive Officer, effective January 23, 2004. If the transition is not completed successfully or if any of our key employees leave, our business could be adversely affected. While a number of our key employees are under employment agreements, there is no guarantee these employees will remain with the Company.

Attacks by International Terrorists Could Cause Massive Disruptions to the World Economy or Regional Economies, Thereby Adversely Affecting Demand for Our Products and Adversely Impacting Our Revenue Streams.

        The attack on the World Trade Center in New York City, and in Washington, D.C. on September 11, 2001 caused an immediate negative affect on the global economy. While we cannot predict whether such massive acts of terror will occur again in the future, you should be cautioned that any similar or smaller acts of terrorism could have a material adverse affect on either the global economy or on at least regional economies throughout the world. This could adversely affect demand for our products and could severely diminish our revenue streams, which could cause the price of our common stock to significantly decline.

FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements are not statements of historical fact but rather reflect our current expectations, estimates and predictions about future results and events. These statements may use words such as "anticipate," "believe," "estimate," "expect," "intend," "predict," "project" and similar expressions as they relate to us or our management. When we make forward-looking statements, we are basing them on our management's beliefs and assumptions, using information currently available to us. These forward-looking statements are subject to risks, uncertainties and assumptions, including but not limited to, risks, uncertainties and assumptions discussed in this prospectus. Factors that can cause or contribute to these differences include those described under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Any forward-looking statements you read in this prospectus reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this paragraph. You should specifically consider the factors identified in this prospectus that would cause actual results to differ before making an investment decision.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of the shares of common stock because they are being offered by the selling shareholders and we are not offering any shares for sale under this prospectus. We may receive proceeds from the exercise of the warrants held by the selling stockholders. We will apply such proceeds, if any, toward working capital.

DIVIDEND POLICY

        During the nine months ended December 31, 2000, Legacy Artemis paid a cash dividend of $140,000. We do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and the expansion of our business. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon our financial condition, operating results, capital requirements, general business conditions, restrictions imposed by financing arrangements, legal and regulatory restrictions on the payment of dividends and other factors that our Board of Directors deems relevant.

        In August 2003, the Company obtained a revolving credit facility with Laurus. Under the Security Agreement executed in connection with the revolving credit facility, the Company may not directly or indirectly declare, pay or make any dividend or other distribution on any class of its stock, except for indebtedness subordinated to Laurus.

        On June 16, 2004, the Company completed a private placement of $9.0 million of convertible preferred stock. So long as at least 30% of the Series A Preferred Stock is outstanding, the Company cannot, directly or indirectly, redeem, or declare or pay any cash dividend or other distribution on, the common stock without the prior express written consent of the holders of at least a majority of the Series A Preferred Stock.

PRICE RANGE OF COMMON STOCK

        Our common stock was listed on the NASDAQ National Market ("Nasdaq") under the symbol "OPUS" from April 4, 2000 until June 29, 2001. Since June 29, 2001, the Company's stock has been quoted on Nasdaq's OTCBB. Effective November 25, 2001, the trading symbol on the OTCBB was changed to "AISC". Subsequent to the Company's one for twenty-five reverse stock split on February 7, 2003, the trading symbol was changed to "AMSI". Except for certain disclosures relative to the Proha/Opus360 Share Exchange Transactions discussed above, all information regarding common stock, stock options, warrants and related per share amounts has been restated within this registration statement to reflect the February 7, 2003 reverse stock split.

        Rules 15g-1 through 15g-9 promulgated under the Exchange Act, impose sales practice and disclosure requirements on certain broker-dealers who engage in certain transactions involving a "penny stock". Subject to certain exceptions, a penny stock generally includes any non-Nasdaq equity security that has a market price of less than $5.00 per share. The market price of our common stock on the OTCBB during the eighteen months ended June 30, 2004 has ranged between a high of $3.25 and a low of $1.00 per share, and our common stock is thus deemed to be penny stock for purposes of the Exchange Act. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage them from effecting transactions in our common stock, which could severely impair the liquidity of our common stock in the secondary market.

        At June 30, 2004, the number of stockholders of record was approximately 740 (excluding beneficial owners and any shares held in street name or by nominees). The following table sets forth the quarterly high and low sales prices on bid quotations per share, as retroactively adjusted for the aforementioned reverse stock split.

	High	Low
YEAR ENDING DECEMBER 31, 2004
First Quarter	$2.00	$1.35
Second Quarter	3.15	1.35
YEAR ENDED DECEMBER 31, 2003
First Quarter	2.20	1.00
Second Quarter	2.05	1.35
Third Quarter	2.45	1.50
Fourth Quarter	2.00	1.35
YEAR ENDED DECEMBER 31, 2002
First Quarter	1.53	0.78
Second Quarter	1.00	0.20
Third Quarter	2.38	0.25
Fourth Quarter	1.75	0.75

        On July 12, 2004, the last sale price of our common stock was $2.45 per share.

        The above over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

        The following table provides information about the Company's common stock that may be issued upon the exercise of options under all of our existing equity compensation plans as of December 31,

2003. See Notes 1 and 15 to the Company's annual consolidated financial statements included elsewhere herein.

Plan category	Number of shares of common stock to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options	Number of shares of common stock remaining available for future issuance under equity compensation plans (excluding shares in the first column)
Equity compensation plans approved by shareholders	949,350	$21.22	457,336
Equity compensation plans not approved by shareholders	92,433	134.25	—

Total	1,041,783	31.25	457,336

        The following table provides summary consolidated financial data of our company for the periods ended and as of the dates indicated. You should read the summary consolidated financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with our consolidated financial statements and related notes appearing elsewhere in this prospectus.

SELECTED FINANCIAL DATA

		Year Ended December 31,			Nine Months Ended December 31, 2000(a)(b)	Year Ended March 31, 2000
	Three Months Ended March 31, 2004
		2003	2002	2001
	(in thousands, except per share data)
Summary of operations data
Revenues	$13,616	$57,291	$68,664	$67,646	$34,822	$49,303
Operating income (loss)	(3,553)	(8,092)	(3,746)	(66,483)	(11,398)	42
Net income (loss)	(3,892)	(7,891)	(3,948)	(59,764)	(10,797)	1,060
Basic earnings (loss) per common share:		(0.79)	(0.40)	(6.78)	(1.40)	0.14
Shares used in computing basic earnings (loss) per common share	9,965	9,965	9,965	8,816	7,689	7,426
Diluted earnings (loss) per common share:	(0.39)	(0.79)	(0.40)	(6.78)	(1.40)	0.14
Shares used in computing earnings (loss) per common share	9,965	9,965	9,965	8,816	7,689	7,525
Balance sheet data:
Cash and cash equivalents	5,020	2,593	7,766	5,081	3,200	1,199
Working capital deficiency	(9,007)	(9,016)	(4,964)	(5,432)	(2,823)	(2,477)
Total assets	26,499	28,358	39,005	38,570	103,488	23,421
Long-term debt, including amounts due within one year	3,748	676	1,185	2,618	5,546	9,384
Total stockholders' equity (deficit)	(7,327)	(3,173)	4,721	9,582	60,905	(996)

(a)
On August 24, 2000 Proha purchased all of the outstanding common stock of Legacy Artemis. The purchase was structured as a share exchange whereby Proha issued shares of its publicly traded common stock to Legacy Artemis equity holders in exchange for all of Legacy Artemis common stock. As a result of the transaction Legacy Artemis recorded goodwill of approximately $33.5 million. Legacy Artemis also recorded approximately $30.7 million of identifiable intangible assets and an expense of $2.3 million attributed to in-process research and development.

(b)
During the nine months ended December 31, 2000, Legacy Artemis paid a cash dividend of $140,000. No other cash dividends were declared or paid since Legacy Artemis's inception.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The information in this discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements are based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. For example, words such as "may", "will", "should", "estimates", "predicts", "potential", "continue", "strategy", "believes", "expects", "anticipates", "plans", "intends", and similar expressions are intended to identify forward-looking statements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements.

        The following discussion should be read in conjunction with the accompanying unaudited condensed interim Consolidated Financial Statements and related Notes thereto and the audited Consolidated Financial Statements and the Notes thereto included elsewhere in this prospectus.

    Overview

        The Company is one of the world's leading providers of investment planning and control software and services. Since 1976 we have been helping organizations improve their performance through portfolio, project and resource management. Improved performance requires continuous alignment of investments with strategic business goals, consequently the ability to effectively select, plan, budget and control investment projects becomes the key for optimizing corporate resources. We believe this creates an even greater requirement for integrated investment planning and control solutions to support the needs of value creation, visibility, governance and compliance.

        The Company has a 28-year history of successfully delivering enterprise and project management solutions to Global 2000 customers with the most extensive portfolio and project management needs. Companies trust Artemis' software to manage their business-critical processes. Customers use our software in such key areas as (i) IT management and governance (ii) developing new products such as pharmaceuticals, (iii) helping governmental agencies promote business efficiency through better alignment and allocation of resources, (iv) maintaining nuclear power stations and (v) managing the Joint Strike Fighter Program for the United States government.

        Our corporate offices are located at 4041 MacArthur Boulevard, Suite 401, Newport Beach, CA 92660 and our telephone number at that address is (949) 660-6500.

Critical Accounting Policies

        Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, the valuation of long-lived and intangible assets and the amortization of intangible assets. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may materially differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in preparation of our consolidated financial statements.

  •
  Revenue recognition;

  •
  Valuation of long-lived and intangible assets;

  •
  Amortization of intangible assets;

  •
  Valuation of deferred tax assets; and

  •
  Estimation of the allowance for doubtful accounts receivable.

  Revenue recognition

        The Company has adopted Statement of Position, or SOP, 97-2, Software Revenue Recognition, which supersedes SOP 91-1, Software Revenue Recognition, as well as SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions, which amends SOP 97-2 and supercedes SOP 98-4. SOP 97-2, as amended, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair market values of each of the elements. The fair value of an element must be based on vendor-specific objective evidence ("VSOE") of fair value. Software license revenue allocated to a software product is recognized upon delivery of the product, or deferred and recognized in future periods to the extent that an arrangement includes one or more elements that are to be delivered at a future date and for which VSOE has not been established. Maintenance and support revenue is recognized ratably over the maintenance term. First-year maintenance typically is sold with the related software license and renewed on an annual basis thereafter. Estimated fair values of ongoing maintenance and support obligations are based on separate sales of renewals to other customers or upon renewal rates quoted in the contracts. For such arrangements with multiple obligations, we allocate revenue to each component of the arrangement based on the estimated fair value of the undelivered elements. Fair value of services, such as consulting or training, is based upon separate sales of these services. The Company at times may enter into multiple-customer contracts in which the Company allocates revenue based on the number of specified users at each customer, and recognizes revenue upon customer acceptance and satisfying the other applicable conditions of the above described accounting policy.

        Services revenue is recognized as the service is performed assuming that sufficient evidence exists to estimate the fair value of the services. Consulting and training services are billed based on contractual hourly rates and revenues are recognized as the services are performed. Consulting services primarily consist of implementation services related to the installation of the Company's products which do not require significant customization to or modification of the underlying software code.

        Significant management judgments and estimates must be made in connection with determination of the revenue to be recognized in any accounting period. If we made different judgments or utilized different estimates for any period, material differences in the amount and timing of revenue recognized could result.

  Valuation of long-lived and intangible assets

        The Company's business combinations were accounted for using the purchase method of accounting. In connection with the reverse acquisition of Opus360, the adoption of SFAS No. 141, Business Combinations resulted in the allocation of negative goodwill in the amount of approximately $10.5 million as a direct reduction of the acquired Opus360 non-current assets. At December 31, 2001, the Company recorded an impairment charge which resulted in the complete write-off of goodwill and a partial write-off of its identifiable intangible assets. As a result of the complete write off of the goodwill at December 31, 2001, the adoption of SFAS No. 144 Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, had no impact on the amortization expense during 2002.

        In accordance with SFAS No. 144, we assess intangible assets and other long-lived assets for recoverability whenever events or changes in circumstances indicate that their carrying value may not be recoverable through the estimated undiscounted future cash flows resulting from the use of the assets. If we determine that the carrying value of any such assets may not be recoverable, we measure impairment by using the projected discounted cash-flow method in accordance with SFAS No. 144.

  Amortization of intangible assets

        Intangible assets at December 31, 2003 consist of acquired customer bases and current core technology. Customer bases acquired directly are valued at cost, which approximates estimated fair value at the time of purchase. The costs assigned to intangible assets are being amortized on a straight-line basis over the estimated useful lives of the assets, which is 42 months from January 1, 2002.

  Valuation of deferred tax assets

        The Company records an estimated valuation allowance on its significant deferred tax assets when, based on the weight of available evidence (including the scheduled reversal of deferred tax liabilities, projected future taxable income or loss, and tax-planning strategies), it is more likely than not that some or all of the tax benefit will not be realized.

  Allowance for doubtful accounts receivable

        We establish our allowance for doubtful accounts receivable based on our qualitative and quantitative review of credit profiles of our customers, contractual terms and conditions, current economic trends and historical payment, return and discount experience. We reassess the allowance for doubtful accounts each period. If we made different judgments or utilized different estimates for any period, material differences in the amount and timing of revenue recognized could result.

Significant Recent Accounting Pronouncements

        SFAS No. 146, "Accounting for Costs Associated with Exit and Disposal Activities," was issued in June 2002 and is effective for exit and disposal activities initiated after December 31, 2002. The Company is complying with SFAS No. 146.

        SFAS No. 147 relates exclusively to certain financial institutions, and thus does not apply to the Company.

        In November 2002, the Financial Accounting Standards Board (the "FASB") issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the estimated fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the disclosure requirements became applicable in 2002. The Company is complying with the disclosure requirements of FIN No. 45. The other requirements of this pronouncement did not materially affect the Company's consolidated financial statements.

        SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123," was issued in December 2002 and is effective for fiscal years ending after December 15, 2002. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this pronouncement amends the disclosure requirements of SFAS 123 to require more prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company is complying with the disclosure requirements of SFAS No. 148.

        In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." The primary objectives of FIN No. 46 are to provide guidance on the identification of entities for which control is achieved through means other than voting rights (variable interest entities, or "VIEs"), and how to determine when and which business enterprise should consolidate the VIE. This new model for consolidation applies to an entity for which either: (a) the equity investors do not have a controlling financial interest; or (b) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN No. 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. As amended in December 2003, the effective dates of FIN No. 46 for public entities that are not small business issuers are as follows: (a) For interests in special-purpose entities: the first period ended after December 15, 2003; and (b) For all other types of VIEs: the first period ended after March 15, 2004. Management has determined that the Company does not have any VIEs, and there is no impact on its consolidated financial statements.

        In April 2003, the FASB issued SFAS No. 149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities," which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. This pronouncement is effective for contracts entered into or modified after June 30, 2003 (with certain exceptions), and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company's consolidated financial statements.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity, and is effective for public companies as follows: (i) in November 2003, the FASB issued FASB Staff Position ("FSP") FAS 150-03 ("FSP 150-3"), which defers indefinitely (a) the measurement and classification guidance of SFAS No. 150 for all mandatorily redeemable non-controlling interests in (and issued by) limited-life consolidated subsidiaries, and (b) SFAS No. 150's measurement guidance for other types of mandatorily redeemable non-controlling interests, provided they were created before November 5, 2003; (ii) for financial instruments entered into or modified after May 31, 2003 that are outside the scope of FSP 150-3; and (iii) otherwise, at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS No. 150 on the aforementioned effective dates. The adoption of this pronouncement did not have a material impact on the Company's results of operations or financial condition.

        In December 2003, the FASB issued a revision of SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. This pronouncement ("SFAS No. 132-R") expands employers' disclosures about pension plans and other post-retirement benefits, but does not change the measurement or recognition of such plans required by SFAS No. 87, No. 88. or No. 106. SFAS No. 132-R retains the existing disclosure requirements of SFAS No. 132, and requires certain additional disclosures about defined benefit post-retirement plans. The defined benefit pension plan of the Company's United Kingdom subsidiary is the Company's only defined benefit post-retirement plan. Except as described in the following sentence, SFAS No. 132-R is effective for foreign pension plans for fiscal years ending after June 15, 2004; after the effective date, restatement for some of the new disclosures is required for earlier annual periods. Some of the interim-period disclosures mandated by SFAS No. 132-R (such as the components of net periodic benefit cost, and certain key assumptions) are effective for foreign pension plans for quarters beginning after December 15, 2003; other interim-period disclosures will not be required for the Company until the first quarter of 2005. The Company is presently evaluating the effect of SFAS No. 132-R on its annual and interim-period financial statement disclosures.

        Other recent accounting pronouncements issued by the Financial Accounting Standards Board (including the Emerging Issues Task Force), the American Institute of Certified Public Accountants and the SEC, did not or are not believed by management to have a material impact on the Company's present or future consolidated financial statements.

Results of Operations

        The following table sets forth the percentage of total revenues represented by certain items in our consolidated statements of operations for the periods indicated:

	Period Ended March 31,				Year ended December 31,
	2004	% of Revenue	2003	% of Revenue	2003	% of Revenue	2002	% of Revenue	2001	% of Revenue
	(in millions)
Revenue:
Software	$2.8	21	$4.6	28	$13.3	23	$15.1	22	$15.1	22
Support	4.4	32	4.3	27	16.6	29	15.7	23	15.5	23
Services	6.4	47	7.3	45	27.4	48	37.9	55	37.0	55

	13.6	100	16.2	100	57.3	100	68.7	100	67.6	100
Cost of revenue:
Software	0.1	1	0.3	2	0.7	1	1.7	2	2.5	4
Support	1.5	11	1.3	8	5.1	9	6.4	9	6.7	10
Services	4.7	35	5.6	35	20.3	35	24.6	36	23.9	35

	6.3	47	7.2	45	26.1	45	32.7	47	33.1	49
Gross margin	7.3	53	9.0	55	31.2	55	36.0	53	34.5	51
Operating expenses
Selling and marketing	3.8	28	4.0	25	15.9	28	12.5	18	16.8	25
Research and development	2.1	15	2.1	13	8.2	14	7.9	11	9.9	15
General and administrative	2.7	20	2.7	17	11.1	19	15.2	22	10.9	16
Amortization expense	1.0	7	1.0	6	4.1	7	4.1	6	18.8	28
Impairment charge	—	—	—	—	—	—	—	—	43.4	64
Management fees	—	—	—	—	—	—	—	—	0.8	1
Acquisition costs	—	—	—	—	—	—	—	—	0.4	1
Restructing charge	1.2	9	—	—	—	—	—	—	—	—

	10.8	79.0	9.8	61.0	39.3	68.0	39.7	57.0	101.0	150.0
Operating loss	(3.5)	(26)	(0.8)	(6)	(8.1)	(13)	(3.7)	(4)	(66.5)	(99)
Non operating (income) expense
Interest expense, net	—	—	—	—	0.2	—	0.2	—	0.8	1
Equity in net loss of unconsolidated affiliates	—	—	—	—	0.3	1	0.4	1	0.4	1
Gain on sale of subsidiary and investee	—	—	—	—	(0.4)	(1)	(1.0)	(1)	—	—
Other expense, net	—	—	—	—	0.1	—	0.5	1	1.7	3
Foreign exchange (gain) loss	—	—	(0.1)	(1)	(0.7)	(1)	(0.4)	(1)	0.2	—

Non operating (income) expense, net	—	—	(0.1)	(1)	(0.5)	(1)	(0.3)	—	3.1	5
Income tax expense (benefit)	0.3	2	0.1	1	0.3	1	0.5	1	(9.7)	(14)

Net loss	$(3.8)	(28)	$(0.8)	(6)	$(7.9)	(13)	$(3.9)	(5)	$(59.9)	(90)

Three months ended March 31, 2004 and 2003

Revenue

  Software Revenue

	Three Months Ended March 31,		Change
	2004	2003	$	%
Americas	$555	$831	$(276)	-33%
EMEA*	1,853	3,229	(1,376)	-43%
Japan	211	425	(214)	-50%
Asia	177	125	52	42%

	$2,796	$4,610	$(1,814)	-39%

*
Europe, Middle East and Africa

        Software revenue represents fees earned for granting customers licenses to use our software products. The significant change in software revenue in Europe was primarily due to revenue recognized under a software sale by the Company's United Kingdom subsidiary to the Regional Development Agency during the first quarter of 2003. No comparable sale of that magnitude was made in the quarter ended March 31, 2004. The Company's German and Finnish subsidiaries increased software sales 48% as compared to the same period in 2003. The Americas and Japan experienced slower sales compared to the first quarter of 2003.

  Support Revenue

	Three Months Ended March 31,		Change
	2004	2003	$	%
Americas	$1,241	$1,365	$(124)	-9%
EMEA	2,628	2,418	210	9%
Japan	468	436	32	7%
Asia	62	75	(13)	-17%

	$4,399	$4,294	$105	2%

        Support revenue consists of fees for providing software updates and technical support for our software products. The increase in support revenue in EMEA is primarily a result of favorable foreign exchange rate variances.

  Services Revenue

	Three Months Ended March 31,		Change
	2004	2003	$	%
Americas	$1,182	$1,906	$(724)	-38%
EMEA	4,449	4,415	34	1%
Japan	555	727	(172)	-24%
Asia	235	243	(8)	-3%

	$6,421	$7,291	$(870)	-12%

        Services revenue consists of fees for consulting and training services generated by our personnel and through subcontracted third-party arrangements. Services revenue recognized by our United States operations declined by approximately 38% due to completion of large consulting assignments at two clients during early 2003. As these relationships have matured, the level of consulting and training services required by those customers has significantly decreased.

Cost of Revenue

	Three Months Ended March 31,		Change
	2004	2003	$	%
Americas	$1,311	$1,984	$(673)	-34%
EMEA	4342	4324	18	0%
Japan	528	791	(263)	-33%
Asia	124	128	(4)	-3%

	$6,305	$7,227	$(922)	-13%

        Cost of revenue consists primarily of salaries and third-party expenses principally related to consulting, software maintenance services and training services. The decrease in cost of revenue in the Americas was primarily due to the decrease in services revenue. For the first quarter of 2004, Japan reported a decrease in service revenue resulting in a decrease in the corresponding cost of revenue. This was partially offset by increased efficiencies in the delivery of support and services. Since the majority of our costs of revenue are directly related to our support and service revenues, this had a significant impact on overall costs of revenues.

Gross Margin

        Total gross margin for the three months ended March 31, 2004 was $7.3 million, a decrease of $1.7 million or 18%, from $9.0 million for the same period of 2003. Gross margin for the three months ended March 2004 decreased approximately 2 percentage points, to 53% from 55% during the same period of 2003, reflecting the aforementioned changes in the mix of revenues and cost of revenue efficiencies.

Operating Expenses

  Selling and Marketing expenses

        Selling and Marketing expenses consist primarily of the personnel related costs of our direct sales force and marketing staff and the cost of marketing programs, including advertising, trade shows, promotional materials and customer conferences. Selling and Marketing expenses decreased $0.2 million or 3% to $3.8 million during the three months ended March 31, 2004, from $4.0 million during the same period of 2003. The reduction was primarily due to a reduction in headcount and a concerted effort to match expenses with revenue that occurred during late 2003 and the first three months of 2004.

  Research and development

        Research and development expenses consist primarily of salaries and related costs associated with the development of our products. These expenses remained substantially the same at $2.1 million for the three months ended March 31, 2004 and 2003. We believe that continued investment in research and development is critical to attaining our strategic objectives and, as a result, we expect that spending on research and development will remain at current levels during the rest of 2004. Primary focus for

2004 is to continue the process of evolving our development methodology and to invest in product functionality in the following three ways: (1) adding significant new capability; (2) integrating key new architectural features and technology; and (3) bringing our suite of interrelated products together into a unified solution.

  General and administrative

        General and administrative expenses consist primarily of personnel salaries and wages and related costs for general corporate functions including executive, legal, finance, accounting, human resources and information systems. General and administrative expenses remained substantially the same at $2.7 million for the three months ended March 31, 2004 and 2003.

  Amortization expense

        Amortization expense represents the financial statement effect of amortizing intangible assets acquired in conjunction with Proha's purchase of Legacy Artemis in August 2000. These assets are being amortized on a straight-line basis over the remaining life of 42 months commencing January 1, 2002.

  Restructuring expense

        The Company's restructuring charges are comprised primarily of: (i) severance pay (including related payroll taxes) and associated one-time employee termination costs related to the reduction of the Company's workforce; (ii) relocation costs resulting from organizational realignments; and (iii) professional fees incurred to improve the competitive position of the Company. The Company accounts for the costs associated with exiting an activity, including costs associated with the reduction of the Company's workforce, in accordance with SFAS No. 146. The termination costs recorded by the Company are not associated with nor do they benefit continuing activities.

        Inherent in the estimation of the costs related to the Company's restructuring efforts are assessments related to the most likely expected outcome of the significant actions to accomplish the restructuring. Changing business conditions may affect the assumptions related to the timing and/or extent of the Company's restructuring activities. The Company will review the status of restructuring activities on a quarterly basis and, if appropriate, record changes to its restructuring obligations in operations based on management's most current estimates.

Non-operating (income) expenses, net

        Non-operating income and expenses consist of (i) net interest income or expense, (ii) foreign exchange gains or losses, (iii) income tax expense (benefit) and (iv) other income. During the three months ended March 31, 2004, the Company incurred $91,000 of net interest expense compared to $26,000 for the quarter ended March 31, 2003. The foreign exchange loss reported for the quarter ended March 31, 2004 is primarily due to European foreign exchange fluctuations. Foreign exchange gains and losses result from changes in the exchange rates of the currencies used in the foreign countries in which Artemis operates.

  Changes in foreign currency exchange rates

        The effect of changes in foreign currency exchange rates for the quarter ended March 31, 2004 compared to the quarter ended March 31, 2003 was an increase in revenues and operating loss of approximately $1.3 million and less than $0.1 million, respectively.

2003 compared to 2002

    Revenue

  Software Revenue

        Software revenue represents fees earned for granting customers licenses to use our software products. Software revenue decreased $1.8 million or 12% to $13.3 million during 2003 from $15.1 million during 2002. The decrease in software sales of $1.1 million in the US and $.7 million in Germany was due, in part, to spending constraints imposed on capital expenditures by our existing customer base. However, we are currently seeing an increase in customer funding for projects previously planned. In addition, with the additional functionality of Artemis 7 (formerly Portfolio Director) and the Views 7 release, we are able to meet the needs of our clients on a much wider range, thus speeding up the sales cycle. Therefore, management expects an increase in software sales in 2004.

  Support Revenue

        Support revenue consists of fees for providing software updates and technical support for our software products. Support revenue increased $0.9 million or 6% to $16.6 million during 2003 from $15.7 million during 2002. This increase in support revenue was due to a steady increase in revenues generated by our foreign subsidiaries such as a 30% increase in Germany, 9% increase in Italy, 19% increase in Finland and a 47% increase in Asia. The increase in support revenues in these countries was partially offset by a decrease in support revenue in the US by 8%. The Company has also put a renewed emphasis on cultivating the existing customer base by focusing on customer satisfaction.

  Services Revenue

        Services revenue consists of fees for consulting and training generated by our personnel and through subcontracted third-party arrangements. Services revenue decreased $10.5 million or 28% to $27.4 million during 2003 from $37.9 million during 2002. The decrease in service revenue is a direct result of the near completion of two very large consulting assignments at two large clients that had licensed products in prior periods. These two clients generated $16 million in service revenue in 2002 compared to $5 million in 2003.

  Deferred Revenue

        The balance of deferred revenue decreased $0.8 million to $7.2 million at December 31, 2003 from $8.0 million at December 31, 2002. The decrease is due to the following:

  1.
  Liability for prepaid consulting and support services totaling $1.0 million was released by one United States customer. Therefore, the Company was able to recognize all of the deferred revenue in the third quarter of 2003. This was a significant decrease to the deferred revenue balance.

  2.
  The prepaid software and services totaling $0.5 million by a United Kingdom customer in 2002 was released in 2003 after the services were rendered and the software criterion was accepted. This lowered the deferred revenue balance.

  3.
  A few large supported customers, who renewed in December 2003, increased the deferred revenue by $0.3 million.

    Cost of Revenue

        Cost of revenue consists primarily of salaries and commissions paid to employees and third-party expenses principally related to consulting, software maintenance services and training services. To a lesser extent, cost of revenue includes royalty payments to third parties. The majority of these costs of revenue are directly related to our support and service revenue. Total cost of revenue decreased $6.7 million or 20% to $26.0 million during 2003 from $32.7 million during 2002. Cost of revenue as a percentage of total revenue decreased to 45% during 2003 from 47% during 2002 primarily because the Company licensed a higher proportion of products with low or no associated royalty costs and due to more efficient use of staff in delivering services. Also contributing to the decrease was that third party consultants were used less, reflective of the lower service revenue base.

    Gross Margin Percentage

        The primary reasons for the increased gross margin on total revenue are improved efficiencies in the support organization and a reduction in third-party royalties through the shift in product mix towards Artemis 7. This was partially offset by a decrease in gross margin on services revenue due to a sharp decline in services revenue in 2003 compared to 2002. This lowered the utilization rate of internal consultants and reduced the retention of higher-margin external consultants.

    Operating Expenses

  Selling and marketing expenses

        Selling and marketing expenses consist primarily of personnel related costs of our direct sales force and marketing staff and the cost of third party marketing programs, including advertising, trade shows, promotional materials and customer conferences. Selling and marketing expenses increased $3.4 million or 27% to $15.9 million during 2003, from $12.5 million during 2002. During 2002, management reduced discretionary selling and marketing expenses in response to forecasts, which predicted that a challenging economy would cause our customers to delay spending on enterprise wide technology deployments. In the latter portion of 2002 management predicted a gradual recovery in the market for software. In response to this and to support the introduction of our Portfolio solution products, management increased the Company's marketing efforts.    In addition, during 2003 the Company realigned its marketing organization. Part of this change included the creation of a new Solutions Marketing Team, which focuses on key vertical markets to help provide more relevant and complete business solutions to customers. The increase also in part, reflects a change in the classification of key executive salaries and related expenses in accordance with a change in job emphasis from administration to selling and marketing (please also see General and administrative below).

  Research and development

        Research and development expenses consist primarily of salaries and related costs associated with the development of our products. These expenses increased $0.3 million or 3.6% to $8.2 million during 2003 from $7.9 million during 2002. This increase is primarily due to increased salaries and small increases in travel expenses as we endeavor to bring our customers further into the product delivery process. In early 2004, we changed the leadership of our product development organization and consolidated our Product Management, Development and Tier II Support functions under a single structure, Product Operations. Our restructuring will also include a relocation of our Californian development facility to less costly premises. The main purposes in our restructuring activity were threefold: (1) to align resources with the strategic goal of unifying and further integrating interrelated products; (2) to add to our development capacity a variable component for adaptation to dynamic conditions; and (3) to bring our development processes closer to our customers, fully committing to a customer-centric model for solutions development.

        Specific customer-centric methodological modifications for research and development have continued to include the shortening of internal software development cycles, an iterative planning and testing practice, and movement of the feature prioritization process out of development and closer to customers.

        We believe that continued investment in research and development is critical to attaining our strategic objectives and, as a result, we expect that spending on research and development in 2004 will remain flat except for cost savings resulting from the restructuring activities described above. Our primary focus for 2004 is to continue the process of evolving our development methodology and to invest in product functionality in the following three ways: (1) adding significant new capability; (2) integrating key new architectural features and technology; and (3) bringing our suite of interrelated products together into a unified solution.

  General and administrative

        General and administrative expenses consist primarily of salaries, wages and related costs for general corporate functions, including executive, legal, accounting, human resources and information systems. General and administrative expenses decreased $4.0 million or 26% to $11.1 million during 2003, from $15.2 million during 2002.

        The decrease was primarily due to the following (i) a decrease in insurance fees due to a reduction in coverage, (ii) a reduction in office space occupied, including the closure of our Exton, Pennsylvania facility in 2002, (iii) the elimination of payments on former OPUS360 lease agreements through expiration or settlement, (iv) the elimination of commitments under long-term phone service contracts due to settlement, (v) a change in the classification of key executive salaries and related expense in accordance with a change in job emphasis from administration to selling and marketing and (vi) the elimination of salaries paid to duplicative OPUS360 personnel who left Artemis in 2002.

  Amortization expense

        Amortization expense represents the financial statement effect of amortizing intangible assets acquired in conjunction with Proha's purchase of Legacy Artemis in August 2000. These assets are being amortized on a straight-line basis over the remaining life of 42 months commencing January 1, 2002. Amortization expense remained substantially the same in 2003 as compared to 2002.

Non-operating (income) expenses, net

        Non-operating income/expenses consist of (i) net interest expense, (ii) equity in net losses of unconsolidated affiliates, (iii) foreign exchange gains or losses, (iv) other (income) expense and (v) gain on sale of subsidiary and investee. The Company earned net non-operating income of approximately $0.5 and $0.3 million during 2003 and 2002, respectively.

        The Company accounts for certain investments in other companies under the equity method of accounting. The Company recorded equity in net loss of unconsolidated affiliates of $0.3 million and $0.4 million in 2003 and 2002 respectively.

        In November 2002, the Company sold its 19.9% interest in Accountor Oy to an unrelated party. In December 2002, the Company sold its interest in ABC Technologies—France to an unrelated party. Other income for the year ended December 31, 2002 includes pretax gains of $0.7 million and $0.3 million on the sales of our interests in Accountor Oy and ABC Technologies—France, respectively.

        In October 2003, the Company sold the assets of its Software Productivity Research ("SPR") operations. Total consideration for the sale of SPR was $0.4 million.

        Changes in the rate of exchange for British Pound Sterling to United States dollars resulted in foreign exchange income of $0.9 million and $0.5 million in 2003 and 2002, respectively.

Changes in Foreign Currency Exchange Rates

        The effect of changes in foreign currency exchange rates for the year ended December 31, 2003 compared to 2002 was an increase in revenues and a reduction in operating loss of approximately $5.5 million and $0.1 million, respectively.

Provision for Income Taxes

        The Company recorded income tax expense of approximately $0.3 million for the year ended December 31, 2003. The income tax expense on the pre-tax loss of approximately $7.6 million is principally the result of foreign income tax on the Company's profitable non-US subsidiaries.

2002 compared to 2001

Revenue

  Software Revenue

        Software revenue represents fees earned for granting customers licenses to use our software products. Software revenue remained flat at $15.1 million during 2002 and 2001. Many customers responded to uncertain economic and political conditions in 2001 by delaying or curtailing their technology capital spending. In addition, customers restricted their software purchases to essential requirements and reduced investments in software designed to accommodate projected customer growth. Consequently, our software revenues declined in the second half of 2001 and the first half of 2002. However, during the second half of 2002, our software revenues started to recover as (1) our customers began to increase their investment purchases and (2) our newer products such as our Portfolio Director and Viewpoint gained acceptance in certain European countries, particularly the UK, France, Germany and Italy.

  Support Revenue

        Support revenue consists of fees for providing software updates and technical support for our software products. Support revenue increased $0.2 million or 1% to $15.7 million during 2002 from $15.5 million during 2001. The increase in support revenues was primarily due to the recovery in our software license sales in the latter portion of 2002. That is to say, as the number and size of software licenses increased during the latter portion of 2002, our customers' requirements for technical support and updates of software increased accordingly.

  Services Revenue

        Services revenue consists of fees for consulting and training generated by our personnel and through subcontracted third-party arrangements. Services revenue increased $0.9 million or 2% to $37.9 million during 2002 from $37.0 million during 2001. The Company has been able to maintain its service revenues despite weak economic conditions through several large follow-on consulting assignments with clients who had licensed our products in prior periods.

  Deferred Revenue

        The balance of deferred revenue increased $2.2 million to $8.0 million at December 31, 2002 from $5.8 million at December 31, 2001. The increase is due to the following:

  1.
  In September 2002 the Company announced the signing of a $3 million contract for providing the Artemis Portfolio Director software solution to plan, monitor and control investment projects with eight of the United Kingdom's Regional Development Agencies. At December 31, 2002, the Company recorded $1.7 million of deferred revenue related to the contract.

  2.
  Approximately $0.2 million of the increase is due to changes in foreign currency exchange rates.

Cost of Revenue

        Cost of revenue consists primarily of salaries and commissions paid to employees and third-party expenses principally related to consulting, software maintenance services and training services. To a lesser extent, cost of revenue includes royalty payments to third parties. The majority of these costs of revenue are directly related to our support and service revenue. Total cost of revenue decreased $0.4 million or 1% to $32.7 million during 2002 from $33.1 million during 2001. Cost of revenue as a percentage of total revenue decreased to 47% during 2002 from 49% during 2001 because the Company licensed a higher proportion of products with low or no associated royalty costs and due to more efficient use of staff in delivering services.

Gross Margin

        Total gross margin for 2002 was $36.0 million, an increase of $1.5 million or 4%, from $34.5 million for 2001. Gross margin for 2002 also increased approximately 2 percentage points, to 53% from 51% for 2001, reflecting the aforementioned revenue increases and cost of revenue efficiencies.

Operating Expenses

  Selling and marketing expenses

        Selling and marketing expenses consist primarily of personnel related costs of our direct sales force and marketing staff and the cost of third party marketing programs, including advertising, trade shows, promotional materials and customer conferences. Selling and marketing expenses decreased $4.3 million or 26% to $12.5 million during 2002, from $16.8 million during 2001. The decrease was the result of management's concentrated efforts to reduce discretionary marketing expenses in a challenging economy.

  Research and development

        Research and development expenses consist primarily of salaries and related costs associated with the development of our products. These expenses decreased $2.0 million or 20% to $7.9 million during 2002 from $9.9 million during 2001. This decrease is primarily due to increased efficiencies and reduction and reallocation of personnel, as we reacted to general economic conditions during the latter part of 2001 and the first half of 2002. In particular, we changed the leadership of our product development organization and separated our development, product management, and support leadership. Our restructuring also included a reduction in headcount and the closure of our Exton, Pennsylvania facility. The main purposes in our restructuring activity were threefold: (1) to align resources with the strategic goal of unifying and further integrating interrelated products; (2) to add to our development capacity a variable component for adaptation to dynamic conditions; and (3) to bring our development processes closer to our customers, fully committing to a customer-centric model for solutions development. Specific customer-centric methodological modifications for research and development have included the shortening of internal software development cycles, an iterative planning and testing practice, and movement of the feature prioritization process out of development and closer to customers.

        We believe that continued investment in research and development is critical to attaining our strategic objectives and, as a result, we expect that spending on research and development will remain at current levels during the first six months of 2003. Our primary focus for 2003 was to continue the process of evolving our development methodology and to invest in product functionality in the following three ways: (1) adding significant new capability; (2) integrating key new architectural features and technology; and (3) bringing our suite of interrelated products together into a unified solution.

  General and administrative

        General and administrative expenses consist primarily of salaries, wages and related costs for general corporate functions, including executive, legal, accounting, human resources and information systems. General and administrative expenses increased $4.2 million or 39% to $15.2 million during 2002, from $10.9 million during 2001. The increase was primarily a result of (1) the inclusion of Opus360 related costs for the full year of 2002 as opposed to five months in 2001, (2) costs incurred to enhance the quality of our administrative functions by adding experienced accountants, legal counsel and management executives and (3) costs incurred as the Company built its corporate infrastructure by integrating and consolidating operations after the reverse acquisition of Artemis in July 2001.

        Legal and accounting fees increased by approximately $0.6 million during 2002 as compared to 2001. Fees paid to accountants and auditors increased by $0.5 million and investor relations costs increased by $0.1 million. The increase in legal fees represented (1) severance payments made to the Company's former legal counsel and (2) costs incurred in the Company's successful defense of shareholder lawsuits. The increase in accountant's fees represents costs incurred to gain the assistance of accountants in establishing proper account balances for the newly merged Company in conjunction with the audit of the Company's 2001 results and the filing of the Company's annual report. Accountants also assisted in the development of policies and procedures to support accounting and reporting in the Company.

        In response to the changes in corporate form brought about by the merger of Opus360 and Legacy Artemis management undertook an analysis of risks surrounding the Company's business and determined that certain insurance coverage needed to be expanded. In addition, the Company incurred increased insurance costs as result of change in the underlying insurance markets.

  Amortization expense

        Amortization expense represents the financial statement effect of amortizing intangible assets acquired in conjunction with Proha's purchase of Legacy Artemis in August 2000. These assets are being amortized on a straight-line basis over the remaining life of 42 months commencing January 1, 2002. Amortization expense decreased $14.6 million or 78% to $4.1 million during 2002, from $18.8 million during 2001. The decrease is due to the reevaluation and write-off, in December 2001, of a portion of the intangible assets arising from the pushdown accounting of Proha's August 2000 acquisition of Legacy Artemis.

Non-operating (income) expenses, net

        Non-operating income/expenses consist of (i) net interest expense, (ii) equity in net losses of unconsolidated affiliates, (iii) foreign exchange gains or losses, (iv) other expense and (v) minority interest in the operations of an unconsolidated subsidiary. The Company earned net non-operating income of approximately $0.3 million during 2002 and incurred net non-operating expense of approximately $3.0 million during 2001.

        The decrease in net interest expense to $0.2 million during 2002 from $0.8 million during 2001 was due to a decrease in borrowings under the Company's line of credit with Foothill Capital Corporation and a decrease in the Company's note payable to Proha.

        The Company accounts for certain investments in other companies under the equity method of accounting. The Company recorded equity in net loss of unconsolidated affiliates $0.4 million for the years 2002 and 2001.

        In 2001 approximately $0.4 million of costs, which were previously capitalized in conjunction with the purchase of Legacy Artemis, were determined to be non-deferrable. Accordingly, the costs were recorded as other expense, net. There were no similar costs during 2002. In November 2002, the Company sold its 19.9% interest in Accountor Oy to an unrelated party. In December 2002, the

Company sold its interest in ABC Technologies—France to an unrelated party. Other income for the year ended December 31, 2002 includes pretax gains of $0.7 million and $0.3 million on the sales of our interests in Accountor OY and ABC Technologies—France, respectively. There were no comparable transactions in 2001.

        Favorable changes in the rate of exchange for British Pound Sterling to United States dollars increased foreign exchange income to $0.4 million in 2002 compared to a foreign exchange loss of $0.2 million in 2001.

Provision for Income Taxes

        The Company recorded income tax expense of approximately $0.5 million for the year ended December 31, 2002. The income tax expense on the pre-tax loss of approximately $3.5 million is the result of book to tax permanent differences for the amortization of intangible assets acquired in the Proha acquisition of Legacy Artemis. The valuation allowance for deferred tax assets was reduced by approximately $0.6 million from 2001 to 2002 as a result of a reduction in deferred tax assets, primarily tax net operating loss carry forwards.

Liquidity and Capital Resources

  Cash flows for the year ended December 31, 2003 and 2002

        At December 31, 2003, we had cash of $2.6 million compared to $7.8 million at December 31, 2002. Net cash used in operating activities was $4.4 million in 2003 compared to net cash provided by operating activities of $2.1 million in 2002. The net cash used in operating activities in 2003 was primary attributable to the net loss reported for the year of $7.9 million. Operating cash was further reduced by (i) a $0.7 million decrease in deferred revenue, (ii) a non-cash gain of $0.4 million from sales the sale of non-core operations of the Company, the proceeds of which are reported as an investing activity, and (iii) a net decrease in accounts payable and other liabilities of $1.4 million. The effects of these items on cash was offset by factors such as (i) non-cash expenses of $5.1 million in depreciation and amortization related to our fixed assets and intangible assets and (ii) a $1.0 million decrease in trade accounts receivable. Our net loss of $3.9 million in 2002 was the primary component that reduced operating cash flow. Operating cash was further reduced by (i) the $3.1 million increase in accounts receivable and (ii) a non-cash gain of $1.0 million from sales of our interests in certain affiliates, the proceeds of which are reported as an investing activity. The effects of these items on cash was offset by factors such as (i) non-cash expenses of $6.2 million in depreciation and amortization related to our fixed assets and intangible assets, (ii) an increase of $2.1 million in deferred revenues and (iii) a net increase in accounts payable and other liabilities of $1.4 million.

        Net cash used in investing activities was $0.2 million, with capital equipment purchases of approximately $0.5 million being partially offset by proceeds from the divestiture of non-core operations of the Company. Investing activities in 2002 provided cash of approximately $0.2 million. Our capital equipment purchases, $1.0 million during 2002, represented cash used in investing activities, offset by $1.1 million in cash proceeds received from the sale of our interests in certain affiliates in 2002.

        Net cash used in financing activities consisted of $0.4 million of borrowings against our line of credit, which was offset by principal payments totaling $0.8 million. The Company uses lines of credit to fund temporary operating cash requirements and certain financial obligations. Our financing activities in 2002 provided cash of approximately $0.9 million. Fundings under our line of credit, net of repayments were $2.4 million during the year ended December 31, 2002. In addition, we repaid $1.2 million in debt to lenders and $0.3 million on behalf of Proha during the year ended December 31, 2002.

  Liquidity and Going Concern Considerations

        The Company's continued existence is dependent upon several factors including the Company's ability to sell and successfully implement its software solutions.

        A summary of the Company's future contractual obligations and commercial commitments as of December 31, 2003 is as follows:

	Year ending December 31,
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in thousands)
Long-term debt Obligations	$676	$352	$35	$20	$269
Capital Lease Obligations	78	78	—	—	—
Operating Lease Obligations	7,727	3,136	4,553	38	—
Other Long Term Liabilities	2,834	—	—	—	2,834

	$11,315	$3,566	$4,588	$58	$3,103

        The Company's principal sources of liquidity are cash and cash equivalents, as well as expected cash flows from operations and the Company's line of credit. Cash requirements through the end of fiscal year 2004 are primarily to fund operations at approximately the same levels as fiscal year 2003 offset by restructuring actions as described further below. The Company's capital requirements depend on numerous factors, including the rate of market acceptance of the Company's products and services, the Company's ability to service its customers, the Company's ability to maintain and expand its customer base, the level of resources required to expand the Company's marketing and sales organization, research and development activities and other factors.

        On June 16, 2004, the Company completed a private placement of $9.0 million of convertible preferred stock. Proceeds from the financing will be used for (i) working capital, (ii) the repayment of debt and (iii) to strengthen the Company's balance sheet.

        The Company's near and long-term operating strategies focus on promoting its new and existing software and services to increase its revenue and cash flow while better positioning the Company to compete under current market conditions. At December 31, 2003, the Company had unused credit lines including overadvance capabilities of $1.5 million based on the facility with Laurus.

        In August 2003, the Company negotiated the aforementioned $5.0 million credit facility with Laurus, the terms of which are considered more favorable to the Company than the Foothill Facility; see the above discussion of this new borrowing arrangement. In addition to securing a new facility, management has also taken steps to reduce and defer discretionary spending to more closely match expenses with actual and projected revenues. During 2002, management initiated restructuring activities to streamline the Company's operations and to focus on its core expertise in enterprise portfolio and project management. This entailed reducing the work force infrastructure and selling certain non-core assets. Management believes that cash generated from operations as well as its current credit facilities will be sufficient to support the Company's liquidity requirements through December 31, 2004, depending on operating results and its short-term financing.

        During the first quarter of 2004, and following the change in management, a number of restructuring actions have been taken to further reduce the cost base of the Company. The target of those actions is to assure an operating margin breakeven on a moving forward basis from Q2 2004 even if revenue levels remained at 2003 levels. The target is to rebalance the revenue mix of the Company towards higher software license and support revenues.

        The Company has experienced net losses in each of the three years in the period ended December 31, 2003. At December 31, 2003, the Company has an accumulated deficit of $83.0 million and its current liabilities exceeded current assets by approximately $9.0 million. The Company's independent public accountants have included a going concern paragraph in their audit report on the December 31, 2003 consolidated financial statements which have been prepared assuming that the Company will continue as a going concern (based upon management's plans discussed above), which contemplates, among other things, the realization of assets and satisfaction of liabilities in the ordinary course of business. Accordingly, the accompanying consolidated financial statements do not include any adjustments related to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result, should the Company be unable to continue as a going concern.

Off-Balance Sheet Arrangements

        We have no off-balance sheet arrangements as defined in Regulation S-K 303(a)(4)(ii).

Transactions with Related Parties

        At December 31, 2003 and 2002, the Company had no other receivables due from Proha and in 2001 had $0.2 million due from Proha, which owns approximately 80% of the Company's outstanding common stock. At December 31, 2003 and 2002, the Company had other payables to Proha of $0.2 million and $0.1 million, respectively.

        On March 1, 2004, the Company's wholly-owned subsidiary in Finland, Artemis Finland Oy ("Artemis Finland"), entered into a loan agreement with a financial institution in the amount of approximately $3.1 million. The loan becomes due on March 1, 2006 and accrues interest at 0.5 percentage points above the 3-month Euribor rate per annum, which is payable on a quarterly basis. The loan is secured by cash collateral provided by Proha equal to the loan amount and a security interest in all of Artemis Finland's property and assets. Artemis and Proha have executed a letter of commitment, whereby Proha agreed to provide the Company sufficient advance notice of its intent to demand the return of its collateral from the financial institution to give the Company a minimum of 90 days to provide additional collateral, if necessary, or repay the loan. Pursuant to the Preferred Series A Financing transaction as described above, the Company may issue to Proha an aggregate amount of $2 million of common stock at a per share price of $2.20, in connection with paying down indebtedness related to the loan.

        There are several related party agreements in place between Artemis Finland and Proha or its subsidiaries and investees as further described below:

  •
  During 2002, Artemis Finland incurred $309,000 in fees for certain business consulting, legal and accounting services provided by Proha. In 2001, Artemis Finland incurred a fee of $395,000 for management services provided by Proha.

  •
  Additionally, Artemis Finland shares office space with Proha, for which Proha charges Artemis Finland a share of its office-related costs ("Office Allocation Charge"), such as rent, utilities, telecommunication costs, office maintenance and certain other business costs. The Office Allocation Charge was $341,000, $290,000 and $167,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

  •
  Accountor Oy, a provider of accounting and payroll services, which was owned by Proha (80.1%) and Artemis (19.9%) through November 2002 until its sale to an unrelated party, is providing certain bookkeeping, payroll and reporting services ("Service Charge") to Artemis Finland. The Service Charge was $80,000, $82,000 and $93,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

  •
  Intellisoft Oy, an application service provider, which is owned by Proha (80.1%) and Artemis (19.9%), is providing certain application hosting and other services to Artemis Finland and its customers ("ASP Services Fee"). The ASP Services Fee was $254,000, $354,000 and $238,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

  •
  Datamar Oy, a subsidiary of Proha (90%), is providing certain project management and programming services to Artemis Finland ("Management Programming Fee"). The Management Programming Fee charged to Artemis Finland was $229,000, $340,000 and $505,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

  •
  Tesnet Group Oy (formerly Intellitest International Oy), a company partially owned by Proha (35%), provides certain software testing services to Artemis Finland ("Testing Services"). These Testing Services were $225,000, $219,000 and $265,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

  •
  Artemis Finland is a distributor of software products provided by Safran Software Solutions AS ("Safran"), a Norwegian company wholly owned by Proha. The royalty paid by Artemis Finland to Safran was $47,000, $129,000 and $0 for the years ended December 31, 2003, 2002 and 2001, respectively.

  •
  Artemis Finland has provided certain software development services to ProCountor International Oy ("ProCountor"), a company majority owned by Proha (63%). Artemis Finland has charged $0, $17,000 and $0 to ProCountor for such software development services for the years ended December 31, 2003, 2002, and 2001, respectively. ProCountor has also provided certain software development services to Artemis Finland Oy during 2003 and charged a fee for use of a web-based travel and expense claims program of $11,000 for the year ended December 2003.

  •
  Artemis Finland cooperated with Futura One Oy, a company majority owned by Proha (51%). Artemis Finland has charged $0, $17,000 and $26,000 to Futura One for software development services for the years ended December 31, 2003, 2002 and 2001, respectively. Artemis Finland has also charged $2,000 to Futura One for accounting services for the year ended December 31, 2003.

Quantitative And Qualitative Disclosure About Market Risk

        At December 31, 2003, the majority of our cash balances were held primarily in the form of short- term highly liquid investment grade money market funds of major financial institutions. Due to the short-term nature of our investments and the fact that they are marked to market daily, we believe that we are not subject to any material interest or market rate risks.

        The Company utilizes lines of credit to fund operational cash needs. The Company's outstanding balance under its line of credit at December 31, 2003 was approximately $3.4 million. The weighted average interest rate for the Company's lines of credit during 2003 was 5.6%. We do not believe that we have material interest rate risk, however some of our lines of credit have variable interest rates which are based on commonly used bank interest indices. We do not believe an immediate 10% increase or decrease in interest rate would have a material effect on our consolidated financial position.

        We conduct a significant portion of our business in currencies other than the United States dollar. For the year ended December 31, 2003, approximately 73% of our revenues and approximately 52% of our operating expenses were denominated in currencies other than our functional currency, the United States dollar. These foreign currencies are primarily Euros, British Pounds, and Japanese Yen. Changes in the value of major foreign currencies relative to the value of the United States dollar could potentially adversely affect revenues and operating results. We do not hedge foreign currencies. As a result, we will continue to experience foreign currency exchange gains and losses.

BUSINESS

Overview

        The Company is one of the world's leading providers of investment planning and control software and services. Since 1976 we have been helping organizations improve their performance through portfolio, project and resource management. Improved performance requires continuous alignment of investments with strategic business goals, consequently the ability to effectively select, plan, budget and control investment projects becomes the key for optimizing corporate resources. We believe this creates an even greater requirement for integrated investment planning and control solutions to support the needs of value creation, visibility, governance and compliance.

        The Company has a 28-year history of successfully delivering enterprise and project management solutions to Global 2000 customers with extensive portfolio and project management needs. Our customers rely on Artemis' software to manage their business-critical processes. Customers use our software in such key areas as (i) IT management and governance, (ii) developing new products such as pharmaceuticals, (iii) helping governmental agencies promote business efficiency through better alignment and allocation of resources, (iv) maintaining nuclear power stations and (v) managing the Joint Strike Fighter Program for the US government.

        Our corporate offices are located at 4041 MacArthur Boulevard, Suite 401, Newport Beach, CA 92660 and our telephone number at that address is (949) 660-6500.

Key Business Focus

        Throughout 2003 and the first six months of 2004, we have focused on refining our experience and understanding of market needs into a suite of industry optimized solutions that integrate application modules with packaged consulting services to provide an immediate response to today's business needs.

        Our in depth understanding of the business issues encountered within different market environments has enabled us to fine tune our solutions to address the specific requirements of multiple industry sectors including Automotive, Aerospace and Defense, High Technology, National and local Government, Energy, Telecommunications, Financial Services and Pharmaceuticals.

        Artemis investment planning and control solutions ("Solutions") support value creation for both industry and the public sector by ensuring better alignment of strategy, investment planning and project execution. The Solutions can be deployed throughout the organization to address specific business needs including; IT management and governance, new product development, program management, fleet and asset management, power outage management and detailed project management

        Artemis industry optimized Solutions are built around our two core software products:

  •
  Artemis 7, which replaced Portfolio Director in July 2003, is a fully web-based product representing a true merger of investment planning, prioritization and control, and portfolio and organizational budgeting with operational project and resource management. Artemis 7 provides enterprise wide alignment of investments with business strategy without enforcing a single consistent level of process maturity across the entire organization. Artemis 7 includes additional functionality such as Program Management, Project Management, Resource Management and Time Recording and supports a broader spectrum of processes than Portfolio Director. Artemis 7, including its predecessor product Portfolio Director, has had wide acceptance in Western Europe and is now gaining traction in the United States and Asia; and

  •
  Artemis Views, a web and client server product designed to manage project based work in organizations with well-established project management practices. Artemis Views comprises a series of core modules including: Project Management, Advanced Planning and Resourcing, Earned Value Management, Time Reporting and Project Analytics.

Selling and Marketing

        Artemis markets its Solutions through its own direct sales and service organizations with multiple office locations in the United States, the United Kingdom, France, Finland, Germany, Italy, Japan and Asia. Additionally, an extensive distributor network provides sales and service capabilities in other European countries, Australia, Asia Pacific and Latin America.

        With over 550,000 users worldwide, and a global network covering 47 countries, Artemis offers a unique ability in the portfolio and project management market based on its size, experience, global presence and innovative solutions. Our international presence not only enables us to service global organizations, but provides strong protection against fluctuating market demands that typically affect companies relying on specific geographies for the majority of their business. The international dimension of Artemis is clearly reflected by our new web site (http://www.aisc.com) introduced this year. This site provides consistent information to the world in 10 languages, while enabling individual countries to promote their specific regional focus.

        In addition to this strong global presence, Artemis marketing and sales efforts are supported by:

Marketing Communications

        To succeed in its overall vertical marketing and sales strategy, Artemis pursues a very focused approach to marketing communications. It participates in vertically-oriented trade shows, events, local seminars, works with industry specific publications and collaborates regularly with industry analysts who cover the Portfolio and Project Management sectors. All marketing communications activities are designed to support the solution selling process.

Customer Referrals

        Our large installed customer base, and the strength and high profile nature of Artemis' referenceable customers is an essential ingredient in the Company's vertical marketing strategy. Satisfied customers are unique sources of qualified leads and help when securing sales in competitive situations.

Expansion and Strategic Alliances

        From a sales perspective, Artemis will seek to continue to consolidate its leadership throughout Western Europe, while increasing sales in North America. Artemis intends to establish a program for growth in the Japanese market, and selectively extend its presence in emerging markets such as China and Australia. To support our growth within specific industry market segments we have established strategic alliances with a number of specialized consulting companies and software integrators. These include, among others, Unilog, Fujitsu Consulting, DMR Conseil (Quebec), Robbins Gioia., Conseillen and Agilense. Our technology focused alliances include companies like IBM Corporation, Oracle Corporation, Microsoft Corporation, BAE Systems, Citrix Systems, Sun Microsystems, Categoric Software and Toshiba Corporation.

Customers

        Artemis provides mission-critical software solutions to hundreds of organizations worldwide, such as ABN AMRO Bank N.V., AMI Semiconductor, Inc., BAE Systems, The Boeing Company, CSC, Deutsche Bank, EADS, Exelon, France Telecom, First Union National Bank, The Goldman Sachs Group Inc., The Goodyear Tire and Rubber Company, Lockheed Martin, Italy's Ministry of Infrastructure, Michelin, Nokia, Pfizer Inc., Sun Microsystems Inc., Toshiba, the UK Regional Development Agencies, Union Carbide and Unisys.

        Artemis has added a significant number of names to its customer base during 2003 reflecting the success of our new solutions in the public sector, pharmaceuticals and corporate IT management. These include, among others, Bordeaux District Council, Chicago Mercantile Exchange, Telecom Italia, La Poste, Carbon Trust, UK Metropolitan Police, Generali and Osaka Gas.

        Artemis has also consolidated its role as a major provider in the traditional enterprise program and project management sector with some of the world's leading organizations including, Bell Augusta Aerospace, Lockheed Martin, Michelin, British Airports Authority, BAE Systems, Telenor, Sandvik, CSC, Comliet Group, Philips, EADS, Liebherr, T Systems, Toyota and VR-Track.

Intellectual properties

        Our proprietary products are not protected by patents. However, to protect our intellectual property rights, we license our software products and require our customers to enter into license agreements that impose restrictions on their ability to utilize the software or transfer the software to other users. Additionally, we seek to avoid disclosure of our trade secrets through a number of means, including, but not limited to, requiring those persons with access to our proprietary information to execute confidentiality agreements with us and restricting access to our source code. In addition, we protect our software, documentation, templates and other written materials under trademark, trade secret and copyright laws. Even with all of these efforts, there can be no assurance that such precautions will provide meaningful protection from competition or that competitors will not independently be able to develop similar technology. If, in the future, litigation is necessary to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others, such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results and/or financial condition. As a result, ultimately, we may be unable, for financial or other reasons, to enforce our rights under the various intellectual property laws as described above.

        In addition, the laws of certain foreign countries (particularly in Asia) in which our products are or may be licensed may not protect our products and intellectual property rights to the same extent as laws of the United States. Patent protection within the World Trade Organization appears to permit substantial discretion to member countries. A notable example is China's recent voidance of Pfizer's Viagra patent which was awarded by that country in September, 2001.

        We believe that our products do not infringe upon any valid existing proprietary rights of third parties.

Competition

        Competition comes mainly from the portfolio and project management software market, which includes companies such as Niku, Primavera and Prosight. Enterprise Resource Planning vendors also offer capabilities that can answer some requirements of our target customers, but such solutions still lag behind our solutions in terms of depth. Microsoft continues to offer tools in the project management domain that organizations primarily adopt and use for internal developments to answer some company wide requirements.

Employees

        As of June 30, 2004, Artemis directly employs approximately 355 persons on a worldwide basis; 80 in the United States of America, 231 in Europe, 29 in Japan, and 15 in Asia. Our employees are not represented by labor unions or collective bargaining agreements, except as may be required by the laws of certain foreign jurisdictions. We have not experienced any work stoppages anywhere, and consider our relations with our employees worldwide to be good.

Worldwide Revenues

        Our revenue is segmented by geographic region and is based upon management responsibility for such operations. The following table presents information about the Company's revenue (net of eliminations) by geographic area for each of the three years in the period ended December 31, 2003.

	Year Ended December 31,
	2003	2002	2001
	(in thousands)
Americas	$15,642	$28,074	$26,583
EMEA(1)	34,423	32,640	32,179
Japan	6,073	6,335	7,247
Asia	1,153	1,615	1,637

Total Revenue	$57,291	$68,664	$67,646

(1)
Europe, Middle East and Africa

        We incurred research and development expenses of approximately $8.2 million, $7.9 million and $9.9 million, respectively for the years ended December 31, 2003, 2002 and 2001.

Company History

        As used herein:

  •
  "Opus360" refers to Opus360 Corporation, a Delaware corporation, prior to the closing of certain share exchange transactions described below. Opus360 was incorporated in August 1998 to provide an integrated web-based service to streamline the procurement and management of professional services.

  •
  "Legacy Artemis" refers to Artemis Acquisition Corporation, a Delaware corporation and the former parent Artemis business organization. Prior to the share exchange transactions described below, Legacy Artemis was a wholly owned subsidiary of Proha Plc ("Proha"), a Finnish corporation. Legacy Artemis was a developer and supplier of comprehensive project and resource collaboration application software products and consulting services.

  •
  In November 2001 the Company changed its name to "Artemis International Solutions Corporation" which refers to Opus360 after the closing of certain share exchange transactions described below.

        In April 2001, Opus360 and Proha entered into a share exchange agreement (the "Share Exchange Agreement"), pursuant to which Opus360 agreed to exchange 80% of its post-transaction outstanding common stock for all of the capital stock of Legacy Artemis, and 19.9% each of two Finnish subsidiaries of Proha, Intellisoft Oy and Accountor Oy respectively.

        Proha acquired Legacy Artemis and transferred its interests in several companies based in Europe, Asia and the United States to Legacy Artemis in August 2000. In addition, Proha contributed its directly held interests in several companies to Artemis in conjunction with the share exchange transactions effective July 31, 2001. Each of the "Contributed Businesses" is reflected as having been contributed by Proha as of the later of the date Legacy Artemis was acquired by Proha, or the date these interests were under the control of Proha. These Contributed Businesses are included in the results of Artemis as of the effective date a majority interest was transferred to Artemis.

        The active Contributed Businesses and the effective dates of their contribution to Legacy Artemis are as follows:

Current Company Name	Location	Contribution Date
Artemis Finland Oy	Finland	August 24, 2000
Artemis International Solutions Ltd.	United Kingdom	August 24, 2000
Artemis International Limited	Japan	August 24, 2000
PMSoft Asia Pte. Ltd.	Singapore	December 1, 2000
Artemis International S.p.A.	Italy	December 1, 2000
Enterprise Management Systems Sarl	Italy	December 1, 2000
Artemis International Sarl	France	December 1, 2000
Solutions International	France	December 1, 2000
Artemis International GmbH	Germany	December 1, 2000

        The transaction was structured in two steps (the "Share Exchange Transactions") since the number of authorized Opus360 shares needed to be increased to allow for the issuance of 8 million new shares to Proha in satisfaction of the 80% requirement. Despite its two step structure, the transaction was accounted for upon the consummation of the first closing because Proha gained a majority controlling interest and the voting agreements discussed below effectively "locked in" phase two of the transaction.

        In connection with the Share Exchange Agreement, Proha entered into two voting agreements, one with Ari B. Horowitz, (cofounder of Opus360 and member of the Artemis Board of Directors), and one with Opus360. Pursuant to these agreements, Mr. Horowitz agreed among other things to cause all of his 133,000 shares of Opus360 common stock to be voted in favor of the second closing. Also, Proha agreed among other things to cause all of its 3.0 million shares of Opus360 common stock to be voted in favor of the second closing.

        As a result of the above voting agreements, there were commitments to vote in favor of the second closing representing approximately 62% of the outstanding common stock. Accordingly, the transaction was not treated as a step acquisition since Proha obtained a majority controlling and voting interest upon consummation of the first closing.

        On July 31, 2001, Opus360 consummated the first phase of the share exchange. In connection with the share exchange Opus360 acquired all of the capital stock of Legacy Artemis in exchange for approximately 3 million shares of common stock of Opus360. As a result of this exchange, Proha obtained a controlling ownership and management interest in Opus360. Accordingly, the transaction was accounted for as a reverse acquisition with Legacy Artemis treated as the accounting acquiror and accounted for under the purchase method of accounting in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations." The second closing was completed on November 20, 2001 by the filing by Opus360 of a definitive proxy statement with the SEC containing the required disclosures and financial information of the combined and consolidated companies. At the second closing, Opus360 delivered approximately 5 million additional shares of its common stock in return for the delivery by Proha of 19.9% of the outstanding common stock of two Proha subsidiaries. Since completion of the second closing, Proha has owned approximately 80% of the post-transaction outstanding common stock of the Company.

        In November 2002, the Company sold its 19.9% interest in Accountor Oy to Pretax Ltd, an unrelated party, for a pretax gain of approximately $0.7 million.

        In December 2002, the Company sold the operations of ABC Technologies-France, a wholly-owned subsidiary of Artemis International Sarl, France, to SAS Institute. The total proceeds from this transaction were approximately $0.4 million.

        In October 2003, the Company sold the assets of its Software Productivity Research ("SPR") operations to a group of individuals. SPR is now privately owned and separately registered in the State of Delaware as Software Productivity Research, LLC. Total consideration received for the sale of SPR, including liabilities assumed by the buyer, was approximately $0.4 million.

Properties

        Artemis leases all of its United States and international facilities pursuant to leases that expire from a month-to-month basis to February 28, 2008. Two of these leases have single renewal options. Artemis' corporate headquarters are currently located at 4041 MacArthur Blvd, Newport Beach, California. The Company also maintains facilities at 1811 Pike Road, Longmont, Colorado, where the Company occupies approximately 10,000 square feet of office space. In addition, the Company maintains facilities in various other locations across the United States, Europe and Asia. The Company's facilities comprise a total of 29,000 square feet in the United States and 36,000 square feet in Europe and Asia. We believe our current facilities are sufficient for our needs.

Legal Proceedings

        The Company is a party to a number of legal claims arising in the ordinary course of its business. The Company believes the ultimate resolution of these claims will not have a material effect on its financial position, results of operations or cash flows.

Executive Officers and Directors

  Directors and Executive Officers of the Registrant

        The following table sets forth the names, ages and positions of all directors and named executive officers. A summary of the background and experience of each of these individuals is set forth after the table.

NAME	AGE	POSITION	COMMITTEE
Patrick Ternier(1)	48	President and Chief Executive Officer
Robert Stefanovich	39	Executive Vice President and Chief Financial Officer
Charles F. Savoni	46	Senior Vice President, General Counsel and Secretary
Bengt Algevik	54	Director
Amos Barzilay	50	Director
Pekka Halonen	42	Director
Ari B. Horowitz(2)	35	Director
Joe Liemandt	35	Director
Pekka Makela	59	Director
Michael Murphy	46	Director	Audit
Olof Odman	60	Director	Audit and Compensation
Pekka Pere	46	Director	Audit
Steven Yager	50	Chairman of the Board of Directors

(1)
Effective January 23, 2004, Patrick Ternier replaced Michael J. Rusert as President and Chief Executive Officer of the Company, who had resigned.

(2)
Mr. Horowitz separated from the Company as an employee on April 14, 2003. He continues to serve on the Board of Directors.

        MR. TERNIER was named President and Chief Executive Officer of the Company on January 23, 2004. He has held several senior management positions within the Company since 1985. From 1992 to

January 2004, Mr. Ternier was a Director for both Artemis International Sarl France and Artemis International GmbH. From 1989 to 1991, he served as the Country Manager for Artemis International Sarl France. From 1985 to 1988, he served as the Sales and Marketing Manager for Artemis International Sarl France.

        MR. STEFANOVICH was appointed as Executive Vice President and Chief Financial Officer of the Company on September 27, 2002. Prior to joining Artemis, he held several senior positions, including Chief Financial Officer for a publicly traded medical device company and Vice President for Administration at Science Applications International Corporation, a Fortune 500 company. Mr. Stefanovich was also a member of the Software Advisory Group and an Audit Manager with Price Waterhouse LLP's (now PricewaterhouseCoopers) hi-tech practice in San Jose, CA.

        MR. SAVONI was appointed as Vice President, General Counsel and Secretary of the Company on March 18, 2002. From 1994 to 2002, he served as Corporate Attorney, Senior Corporate Attorney and Assistant General Counsel for Canon Computer Systems, Inc. ("CCSI") prior to joining Artemis. He handled general corporate matters, including license, distribution and marketing agreements, advising on advertising and marketing materials, and counseling on employment law matters.

        MR. ALGEVIK was elected a director of the Company on June 16, 2004. Mr. Algevik is the President of Algevik Management AB, a management-consulting firm. Prior to founding Algevik Management AB, he was the CEO of SYSteam AB, comprised of 900 consultants providing IT-based solutions to mid-sized companies.

        DR. BARZILAY was elected a director of the Company on March 29, 2004. Dr. Barzilay is responsible for investments in the Internet and communications industries at Walden International, a venture capital firm focused on communications, electronics, software & IT services, semiconductors and life sciences/healthcare. Prior to joining Walden International, he was the Vice President and General Manager of the Content and Supplier Group in Commerce One (2000-2001). Earlier Dr. Barzilay held a variety of senior management positions including chairman, and CEO of Mergent Systems (1999-2000), and General Manager of C*ATS Software (1996-1999).

        MR. HALONEN was elected a director of the Company on March 17, 2003. Mr. Halonen is currently the Executive Vice President, Corporate Development of Proha Plc. Prior to joining Proha, Mr. Halonen served as Manager and Partner of PCA Corporate Finance Oy (1996 to 2001).

        MR. HOROWITZ was elected a director of the Company in July 2001. Currently, he is the President of Black Book Media Corporation. He served as Executive Vice President, Corporate Development of the Company from July 10, 2001 to April 13, 2003. He served as Chairman of the Board and Chief Executive Officer from April 1999 until July 2001, and as President from November 1999 to January 2000.

        MR. LIEMANDT is the President, CEO, and Chairman of the Board of Directors of Trilogy Software, Inc. He founded Trilogy, a leading provider of industry-specific enterprise software, in 1989. Mr. Liemandt also holds other management and board positions in various privately held Trilogy-controlled entities.

        MR. MAKELA was elected a director of the Company on April 15, 2004. Mr. Makela is a co-founder of Proha Plc and works as a consultant for Artemis Finland Oy. Previously, Mr. Makela held various positions at Proha (1984-99).

        MR. MURPHY was elected a director of the Company on March 17, 2003. Mr. Murphy is currently the CEO of InQuira, Inc. Prior to joining InQuira, Mr. Murphy served as an executive at Cambridge Technology Partners ("CTP"), where he ran the Western Region. Mr. Murphy later oversaw the sales, marketing, alliances and partner programs. Prior to his tenure at CTP, Mr. Murphy spent 13 years with Hewlett Packard.

        MR. ODMAN was elected a director of the Company in July 2001. Since December 1999, he has been a member of the Board of Directors of Proha Plc., and is currently Chairman of the Proha Plc Board of Directors. Mr. Odman has been the Managing Director of TNS AB since 1999. Mr. Odman is also Chairman of the Board of Directors of Best Technology AB, Transaction Network Services AB, Structur Relocation Svenska AB, Structure International AB, Cobnet AB, Metagroup Sweden AB, Metagroup Consulting Sweden AB as well as Golf de Pierpont SA.

        MR. PERE was elected a director of the Company in July 2001. He has been President and Chief Executive Officer of Proha Plc since 1984 and is also the founder of Proha Plc. Mr. Pere is also the Chairman of the Board of Directors of Eficor Ltd, the Vice Chairman of the Board of Directors of Software Entrepreneurs Association and a member of the Board of Directors of Information Technology Branch Association. Mr. Pere was Chairman of the Board of Directors of Proha Oy from 1984 until 1999.

        MR. YAGER was elected as a director of the Company in July 2001 and was its Chief Executive Officer and President from August 2001 to January 2002. In January 2002, he became a Vice Chairman of the Board. On April 14, 2003, Mr. Yager was elected as Chairman of the Board. Mr. Yager is Group President, Mergers & Acquisitions of Gores Technology Group. Prior to joining the Company in August 2001, Mr. Yager served for four years as President and CEO of Artemis International Corporation, which combined with OPUS360 Corporation in July 2001 to form Artemis International Solutions Corporation. Mr. Yager also served as the executive vice president of business development for Medaphis Physician Services Corporation.

Board of Directors

        Our directors are elected annually to serve until the next annual meeting of shareholders or until their successors are duly elected and qualified.

        Our board of directors has created a Compensation Committee and an Audit Committee. In addition, from time to time our board has created other sub-committees in order to address specific needs of our company.

        The Compensation Committee is authorized to review and make recommendations to the board of directors on all matters regarding the remuneration of our executive officers, including the administration of our compensation plans. The current member of the Compensation Committee is Mr. Odman. The Compensation Committee is to be comprised of at least three members. Currently, one such member has been identified: Mr. Odman. Until such time that two additional members are identified and appointed to the Compensation Committee, the full Board of Directors shall act in the committee's stead.

        The Audit Committee is responsible for making recommendations to the board of directors as to the selection of our independent auditor, maintaining communication between the board of directors and the independent auditor, reviewing the annual audit report submitted by the independent auditor and determining the nature and extent of problems, if any, presented by such audit warranting consideration by our board of directors. The current members of the Audit Committee are Messrs. Odman, Murphy and Pere. Membership on the Audit Committee is intended to be restricted to directors who are independent of management and free from any relationship that, in the opinion of the board of directors, would interfere with the exercise of independent judgment as a committee member. However, the Company intends to establish a fully independent Audit Committee as required under Nasdaq rules during the third quarter of 2004.

        Pursuant to and consistent with the Preferred Series A Financing transaction as described above, the Board has created a Nominating Committee. Any candidate nominated to serve as an independent director on the Company's board of directors, including with respect to the next election of the

Company's board of directors, shall be nominated by a Nominating Committee comprised of three directors. Membership on the Nominating Committee is restricted to directors who are independent under the standards as may be promulgated by the Nasdaq stock market from time to time. One member of the Nominating Committee shall be designated by a majority of the Series A Holders, while a second member of the Nominating Committee shall be designated by Proha. Currently, the Nominating Committee is comprised of the Series A Holders' Board designee, Joseph Liemandt, and Proha's Board designee, Mr. Odman. The third member of the Nominating Committee shall be an individual to be mutually agreed upon by Messrs. Odman and Liemandt. That third member has yet to be identified.

Compensation Committee Interlocks and Insider Participation

        Mr. Odman currently serves as the only member of our Compensation Committee. No executive officer served as a director of another entity or as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a member of our board of directors or on our Compensation Committee.

Audit Committee Financial Expert

        Under the definition of "independence" as set forth in Nasdaq Marketplace Rule 4350, the Company does not have a fully independent audit committee. Since our securities are not currently listed on or with a national securities exchange or national securities association, we are not required to have a fully independent audit committee. In addition, the Company has not designated an audit committee financial expert; instead, the Company relies on the combined expertise and experience of all the members of the audit committee. The Company currently is in the process of identifying an independent audit committee financial expert to serve on our audit committee and we expect to finalize this process during 2004.

Code of Ethics

        The Company has adopted a Code of Ethics for its "Senior Financial Officers" (the Company's principal executive officer, principal financial officer, principal accounting officer or controller, and others performing similar functions), as well as a Code of Business Conduct and Ethics for all its employees. The Company shall, without charge, provide to any person, upon request, a copy of its Code of Ethics for Senior Financial Officers. All such requests should be mailed to: Artemis International Solutions Corporation, 4041 MacArthur Blvd., Suite 401, Newport Beach, CA 92660, Attention: Robert Stefanovich, EVP/CFO.

        As required by SEC rules, the Company will report within five business days the nature of any change or waiver of its Code of Ethics for Senior Financial Officers.

Director Compensation

        Our directors who are also salaried officers or employees of our company do not receive special or additional compensation for serving on our board of directors or any of its committees. Effective January 1, 2003, each director who is not a salaried officer or employee of our company (the "Non-Employee Director") receives the following compensation:

  Cash Compensation

        Each Non-Employee Director receives an annual retainer of $15,000 per year, paid on a quarterly basis, provided that the individual Non-Employee Directors attend at least 60% of the board meetings held during the year. In addition, each Non-Employee Director who is also a member of the audit committee, compensation committee, or any other committee as may be established by the board of directors receives $5,000 per year, paid on a quarterly basis, provided that the individual Non-Employee Directors attend at least 60% of the board meetings held during the year. The board of directors may decide, at its discretion, to defer such cash payments based on the Company's performance and financial condition.

  Option Grants

        Each Non-Employee Director is entitled to an initial annual grant of options to purchase 15,000 shares of common stock with 50% to be vested as of the date of grant and 50% to vest after 1 year, if the future attendance by the respective Non-Employee Director is not less than 60% of the Board meetings held each year. Each subsequent year, each Non-Employee Director is entitled to receive an additional option grant to purchase 7,500 shares of common stock which vests fully after one year, if the future attendance by the respective Non-Employee Director is not less than 60% of the Board meetings held during the year. In addition, each Non-Employee Director who is also a member of the audit committee, compensation committee, or any other committee as may be established by the board of directors is entitled to an annual option grant to purchase 3,500 shares of common stock which vests fully after one year, if the future attendance by the respective Non-Employee Director is not less than 60% of the applicable committee's meetings held during the year.

Executive Compensation

COMPENSATION OF EXECUTIVE OFFICERS AND OTHER INFORMATION

        The following table sets forth for each of the Company's last three completed fiscal years, the compensation of the Company's President and Chief Executive Officer ("CEO") as of December 31, 2003, and the two most highly compensated executive officers other than the CEO as of the same fiscal year end, (collectively, the "Named Executive Officers"). As defined by the SEC's rules, no other person was a "most highly compensated executive officer" of the Company at December 31, 2003 or during the year then ended.

SUMMARY COMPENSATION TABLE

	ANNUAL COMPENSATION						LONG TERM COMPENSATION
NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)		BONUS ($)		OTHER ANNUAL COMPENSATION ($)	NUMBER OF SECURITIES UNDERLYING OPTIONS (#)	ALL OTHER COMPENSATION ($)
Michael J. Rusert, Former President and Chief Executive Officer(1)	2003 2002 2001	$ $	283,333 256,857 —	$ $	25,200 163,800 —	* * —	— 250,000 —	— —
Robert Stefanovich, Executive Vice President. Chief Financial Officer(2)	2003 2002 2001	$ $	173,333 68,095 —	$ $	8,820 36,156	— — —	— 20,000 —	— — —
Charles F. Savoni, Senior Vice President, General Counsel, Secretary(3)	2003 2002 2001	$ $	147,833 98,961 —	$ $	5,670 31,378 —	— — —	— 7,000 —	— — —

*
The value of personal benefits provided was less than the minimum amount required to be reported.

(1)
Mr. Rusert was appointed to the position of President and Chief Executive Officer effective January 25, 2002. He resigned from the Company effective January 16, 2004.

(2)
Mr. Stefanovich became Chief Financial Officer effective on September 27, 2002.

(3)
Mr. Savoni became an executive officer of the Company effective March 18, 2002.

        Pursuant to the Separation Agreement and Mutual Release that the Company executed with Mr. Rusert effective January 22, 2004, the Company is required to: (i) provide Mr. Rusert with severance payments over twelve months, for a total of $285,000; and (ii) pay on Mr. Rusert's behalf the automobile lease payments for fifteen months for a total of $19,000.

        Pursuant to the Employment Agreement in effect between the Company and Mr. Stefanovich, should Mr. Stefanovich be terminated without cause (or should he otherwise resign for a variety of reasons including but not limited to a change-in-control of the Company), then the Company will provide Mr. Stefanovich with severance payments, including health insurance benefits, over twelve months, for a total of $189,000. Pursuant to the Employment Agreement currently in effect between the Company and Mr. Savoni, should Mr. Savoni be terminated without cause (or should he otherwise resign for a variety of reasons including but not limited to a change-in-control of the Company), then the Company will provide Mr. Savoni with a lump sum severance payment of $116,000.

SUMMARY OF OPTIONS GRANTS

        The Company made no grants of stock options during the fiscal year ended December 31, 2003, to any of the Named Executive Officers.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR-END OPTION VALUES

        The following table sets forth information concerning exercises of stock options during the year ended December 31, 2003, by each of the Named Executive Officers and the value of in-the-money unexercised options at December 31, 2003.

			NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS AT FISCAL YEAR END
				VALUE OF UNEXERCISED IN-THE MONEY OPTIONS AT FISCAL YEAR END
	SHARES ACQUIRED ON EXERCISE (#)
NAME		VALUE REALIZED ($)(1)	EXERCISABLE/ UNEXERCISABLE (#)	EXERCISABLE/ UNEXERCISABLE ($)(2)
Michael J. Rusert	0	$0.00	124,999/125,001	$16,250/$16,250
Robert Stefanovich	0	$0.00	6,667/13,333	$2,533/$5,067
Charles F. Savoni	0	$0.00	2,334/4,666	$887/$1,773

(1)
Value realized is based on estimated fair market value of common stock on the date of exercise minus the exercise price.

(2)
Value is based on estimated fair market value of common stock as of December 31, 2003 ($1.63) minus the exercise price.

        None of our Named Executive Officers exercised any of their options during 2003.

Employment Agreements and Change-in-Control Arrangements

        We have an employment agreement with Mr. Stefanovich, Executive Vice President and Chief Financial Officer. Mr. Stefanovich is entitled to receive an annual base salary of $196,000 and is eligible for a bonus of up to $70,000, subject to the achievement of certain annual performance criteria set by the Compensation Committee. If the agreement is terminated for cause, Mr. Stefanovich is entitled only to receive that portion of his base salary owed through the date of termination. If events that constitute a change in control of the Company occur, or if the agreement is terminated without cause, Mr. Stefanovich will be entitled to his base salary and bonus for the lesser of twelve months or the balance of his employment term. In addition, all options granted which have not vested at the date of termination shall immediately vest. The agreement also contains certain restrictions on competition.

        We have an employment agreement with Mr. Savoni, Senior Vice President, General Counsel and Secretary. Mr. Savoni is entitled to receive an annual base salary of $155,000 and is eligible for a bonus of up to $45,000, subject to the achievement of certain annual performance criteria set by the Compensation Committee. If the agreement is terminated for cause, Mr. Savoni is entitled only to receive that portion of his base salary owed through the date of termination. If events that constitute a change in control of the Company occur, or if the agreement is terminated without cause, Mr. Savoni will be entitled to his base salary and bonus for the lesser of nine months or the balance of his employment term. In addition, all options granted which have not vested at the date of termination shall immediately vest. The agreement also contains certain restrictions on competition.

        On January 23, 2004, the Company announced the appointment of Patrick Ternier as President and Chief Executive Officer. An employment agreement with Mr. Ternier is currently under review by the Company's Board of Directors.

401(k) Plan

        The Company has a defined contribution plan ("the Plan") which qualifies under Section 401(k) of the Internal Revenue Code of 1986, as amended. The Plan covers all U.S. employees. Employees may contribute up to 15% of their annual compensation. Employer contributions vest to the participants incrementally over a period of five years. The Company did not contribute to the Plan during 2003 or 2002.

Stock Option and Other Employee Incentive Plans

        The Company has granted options to purchase the Company's common stock under various plans to employees and directors. All stock option plans are administered by the Compensation Committee of the Board of Directors, which determines the terms of the options granted, including the exercise price, the number of shares subject to option, and the vesting period. Options generally vest over terms of three to five years and have a maximum life of ten years.

        The stock option plans adopted by Opus360 prior to the consummation of the Share Exchange Transactions, and the related stock options continue in full force and effect. Even though Legacy Artemis is the acquiror for accounting purposes in the Share Exchange Transactions, Opus360 as a legal entity survived the consummation of such transaction. Options granted under Opus360 plans are redeemable in the common stock of Artemis. The following description of the Company's stock option plans reflects the stock option plans of Opus360 and Legacy Artemis prior to the merger, and the status of the following plans after July 31, 2001.

  •
  The 1998 Stock Option Plan (the "1998 Plan") provided for the issuance of 0.2 million options. Options granted, exercised or cancelled under the plan are 0.2 million, 35,500 and 0.2 million, respectively, leaving approximately 0.2 million options available under the plan and 40,000 outstanding as of December 31, 2003. As options become available due to cancellation and forfeiture, they are added to the pool of options available for grant under the 2000 Stock Option Plan.

  •
  The 2000 Stock Option Plan (the "2000 Plan") provides for the granting of incentive and non-qualified stock options to employees, board members and advisors. When the 2000 Plan was adopted in March of 2000 it provided for the issuance of 0.3 million options. However, the 2000 Plan includes scheduled increases in options available for grant equal to 5% of the Company's outstanding common stock to a maximum of 1.2 million options. On January 1, 2003 the 2000 Plan reached the maximum of 1.2 million options available for grant. In addition, 0.2 million options granted under the 1998 Plan and subsequently cancelled are available for grant under the 2000 Plan. Options granted, exercised and cancelled under the 2000 Plan are 0, 619 and 360,000 respectively, leaving 460,000 options available under the 2000 Plan, including the cancelled 1998 Plan options, and approximately 900,000 options outstanding as of December 31, 2003.

  •
  The 2000 Non-Employee Directors' Plan (the "Non-Employee Directors Plan") provides for automatic, non-discretionary grants of up to 45,000 non-qualified stock options to non-employee board members. Approximately 1,000 options have been cancelled and 41,000 options granted under the Non-Employee Directors Plan remain outstanding at December 31, 2003.

  •
  The Company assumed non-qualified stock options granted to certain key former employees of Opus360. Approximately 47,000 of these stock options with an exercise price of $250 are outstanding and exercisable as of December 31, 2003. The options are exercisable until February 2010.

  •
  The Company also assumed non-qualified stock options granted to other employees of Opus360 who became Artemis employees after the Share Exchange Transactions. At December 31, 2003, approximately 4,000 of the options with a weighted average exercise price of $146.25 remained outstanding.

PRINCIPAL SHAREHOLDERS

Security Ownership of Certain Beneficial Owners and Management

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

        The following table sets forth information with respect to beneficial ownership of the Company's common stock as of June 30, 2004, for (i) each person known by the Company to beneficially own more than 5% of each class; (ii) each director and nominee for director; (iii) each Named Executive Officer; and (iv) all of the Company's executive officers and directors as a group. Unless otherwise indicated, the principal address of each of the shareholders below is c/o Artemis International Solutions Corporation, 4041 MacArthur Boulevard, Suite 401, Newport Beach, CA 92660.

NAME OF BENEFICIAL OWNERS	TOTAL AMOUNT OF SHARES BENEFICIALLY OWNED(1)	PERCENTAGE OF COMMON STOCK OWNED
Proha Plc(2) Maapallonkuja 1 A FIN-02210 Espoo	7,977,062	80%
Emancipation Capital LP(7)(10)	1,526,700	13%
Samuelson Investment, Inc.(7)(8)(10)	1,250,000	11%
Directors and Executive Officers
Bengt-Åke Älgevik	0	*
Amos Barzilay	7,500	*
Pekka Halonen	7,500	*
Ari B. Horowitz(4)(5)	245,927	2%
Joseph Liemandt(9)	0	*
Pekka Makela	480	*
Michael Murphy	7,500	*
Olof Odman(3)(4)(5)	480	*
Pekka Pere(3)(4)(5)	480	*
Charles F. Savoni(5)	3,267	*
Robert Stefanovich(5)	6,667	*
Patrick Ternier	2,400	*
Steven Yager(3)(4)(5)	40,000	*
All directors and executive officers as a group (13 persons)(6)	322,201	3%

*
Less than 1%

(1)
Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the Company believes that the persons named in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)
Based upon information contained in a Form 13D/A dated November 20, 2001, filed with the SEC by Proha Plc on behalf of itself and related entities, such entities own 7,977,062 shares of common stock.

(3)
This individual also serves on the board of directors for Proha Plc.

(4)
Director disclaims beneficial ownership of 7,977,062 shares held by Proha Plc, except to the extent of his stock holding interests in Proha Plc.

(5)
Includes the number of shares that could be acquired within 60 days of June 30, 2004, pursuant to outstanding stock options, as follows: Mr. Horowitz 245,927 common shares; Mr. Odman, 480 common shares; Mr. Pere 480 common shares; Mr. Yager 40,000 common shares; Mr. Stefanovich 6,667 common shares; Mr. Savoni 3,267 common shares, and of the group 314,701 common shares.

(6)
The shares beneficially owned by Proha Plc (7,977,062) are not included in this total as the respective directors disclaimed beneficial ownership per footnote (4) above.

(7)
Includes the Initial Warrants that were fully vested and exercisable on the issuance date.

(8)
Samuelson Investment, Inc. is wholly owned by Trilogy Software, Inc.

(9)
Director disclaims beneficial ownership of 1,250,000 shares held by Samuelson Investment, Inc., except to the extent of his stock holding interests in Samuelson Investment, Inc.

(10)
Assumes conversion of Series A Preferred Stock and Initial Warrants into common stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        At December 31, 2003 and 2002, the Company had no receivables due from Proha and in 2001 had $0.2 million due from Proha, which, if you factor in the common stock conversion rights of the Series A Holders of the Series A Preferred Stock arising from the Preferred Series A Financing transaction as described above, owns approximately 57% of the Company's outstanding common stock, post conversion of the Series A Preferred Stock. At December 31, 2003 and 2002, the Company had other payables to Proha of $0.2 million and $0.1 million, respectively

        On March 1, 2004, the Company's wholly-owned subsidiary in Finland, Artemis Finland Oy ("Artemis Finland"), entered into a loan agreement with a financial institution in the amount of approximately $3.1 million. The loan becomes due on March 1, 2006 and accrues interest at 0.5 percentage points above the 3-month Euribor rate per annum, which is payable on a quarterly basis. The loan is secured by cash collateral provided by Proha equal to the loan amount and a security interest in all of Artemis Finland's property and assets. Artemis and Proha have executed a letter of commitment, whereby Proha agreed to provide the Company sufficient advance notice of its intent to demand the return of its collateral from the financial institution to give the Company a minimum of 90 days to provide additional collateral, if necessary, or repay the loan. In addition, effective with the close of the Preferred Series A Financing transaction, the Company may issue to Proha an aggregate amount of $2 million aggregate amount of common stock at a per share price of $2.20, conditioned upon Proha paying down a commensurate amount of indebtedness on the loan. Should Proha pay down the $2 million in debt on the loan and acquire the $2 million aggregate amount of common stock as described above, and if you factor in the common stock conversion rights of the Series A Holders as described above, then Proha would effectively own approximately 59%% of the Company's outstanding common stock, post conversion of the Series A Preferred Stock.

        There are several related party agreements in place between Artemis Finland and Proha or its subsidiaries and investees as further described below:

  •
  During 2002, Artemis Finland incurred $309,000 in fees for certain business consulting, legal and accounting services provided by Proha. In 2001, Artemis Finland incurred a fee of $395,000 for management services provided by Proha.

  •
  Additionally, Artemis Finland shares office space with Proha, for which Proha charges Artemis Finland a share of its office-related costs ("Office Allocation Charge"), such as rent, utilities, telecommunication costs, office maintenance and certain other business costs. The Office Allocation Charge was $341,000, $290,000 and $167,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

  •
  Accountor Oy, a provider of accounting and payroll services, which was owned by Proha (80.1%) and Artemis (19.9%) through November 2002 until its sale to an unrelated party, is providing certain bookkeeping, payroll and reporting services ("Service Charge") to Artemis Finland. The Service Charge was $80,000, $82,000 and $93,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

  •
  Intellisoft Oy, an application service provider, which is owned by Proha (80.1%) and Artemis (19.9%), is providing certain application hosting and other services to Artemis Finland and its customers ("ASP Services Fee"). The ASP Services Fee was $254,000, $354,000 and $238,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

  •
  Datamar Oy, a subsidiary of Proha (90%), is providing certain project management and programming services to Artemis Finland ("Management Programming Fee"). The Management Programming Fee charged to Artemis Finland was $229,000, $340,000 and $505,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

  •
  Tesnet Group Oy (formerly Intellitest International Oy), a company partially owned by Proha (35%), provides certain software testing services to Artemis Finland ("Testing Services"). These Testing Services were $225,000, $219,000 and $265,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

  •
  Artemis Finland is a distributor of software products provided by Safran Software Solutions AS ("Safran"), a Norwegian company wholly owned by Proha. The royalty paid by Artemis Finland to Safran was $47,000, $129,000 and $0 for the years ended December 31, 2003, 2002 and 2001, respectively.

  •
  Artemis Finland has provided certain software development services to ProCountor International Oy ("ProCountor"), a company majority owned by Proha (63%). Artemis Finland has charged $0, $17,000 and $0 to ProCountor for such software development services for the years ended December 31, 2003, 2002, and 2001, respectively. ProCountor has also provided certain software development services to Artemis Finland Oy during 2003 and charged a fee for use of a web-based travel and expense claims program of $11,000 for the year ended December 2003.

  •
  Artemis Finland cooperated with Futura One Oy, a company majority owned by Proha (51%). Artemis Finland has charged $0, $17,000 and $26,000 to Futura One for software development services for the years ended December 31, 2003, 2002 and 2001, respectively. Artemis Finland has also charged $2,000 to Futura One for accounting services for the year ended December 31, 2003.

During the fourth quarter of 2003, the Company engaged Bengt Algevik to perform certain business consultancy functions for which he received consideration, including travel and other expenses, of approximately $200,000. Mr. Algevik completed his assignment in May 2004 and was appointed as a director of the Company effective June 16, 2004.

SELLING SECURITY HOLDERS

        The selling security holders may sell, from time to time under this prospectus, up to 5,557,993 shares of our common stock, including up to 409,090 shares of our common stock issuable upon exercise of the Initial Warrants and up to 1,057,993 shares of our common stock issuable upon exercise of the Additional Warrants. The total number of shares of common stock included in this prespectus represents 125% of the shares that may become issuable upon conversion of the Series A Preferred Stock and warrants in accordance with the Registration Rights Agreement the Company entered into in connection with the Preferred Series A Financing. We issued the Series A Preferred Stock and warrants to the Series A Holders in a private financing transaction described above under the heading "Prospectus Summary."

        The following table sets forth, to our knowledge, certain information about the Series A Holders as of July 12, 2004. Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a holder and the percentage ownership of that holder, shares of common stock subject to options or warrants or underlying convertible securities held by that holder that are currently exercisable or convertible or are exercisable or convertible within 60 days after the date of the table are deemed outstanding. To our knowledge, the Series A Holders have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

			Shares Issuable/ Registered Hereunder(a)
	Common Stock Beneficially Owned Prior to the Offering			Common Stock Beneficially Owned After the Offering(b)		Common Stock Beneficially Owned After the Offering(c)
Name of Beneficial Owner
	Number	Percent	Number	Number	Percent	Number	Percent
Emancipation Capital LP	26,700	0.3%	1,852,665	1,390,336	9.9%	1,526,700	10.6%
Samuelson Investment, Inc.	—	—	1,543,887	1,136,364	8.1%	1,250,000	8.6%
Philip Hempelman	—	—	617,555	454,545	3.2%	500,000	3.5%
Porridge, LLC	—	—	617,555	454,545	3.2%	500,000	3.5%
Potomac Capital Partnes, LP	—	—	472,429	347,727	2.5%	382,500	2.6%
Potomac Capital International Ltd	—	—	157,476	115,909	0.8%	127,500	0.9%
Pleaides Investment Partners R, LP	—	—	296,426	218,182	1.6%	240,000	1.7%

Issuable Shares			5,557,993
			x125%

Registered shares			6,947,493

(a)
Assumes that all Series A Holders convert their Series A Preferred Stock and exercise their Initial Warrants and Additional Warrants;

(b)
Assumes that all Series A Holders convert their Series A Preferred Stock only;

(c)
Assumes that all Series A Holders convert their Series A Preferred Stock and exercise their Initial Warrants.

PLAN OF DISTRIBUTION

        The selling security holders and any of their donees, pledgees, assignees and other successors-in-interest, may, from time to time, sell any or all of their shares of common stock being offered under this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales, which may include block transactions, may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares:

  •
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  •
  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resales by the broker-dealer for its own account;

  •
  an exchange distribution in accordance with the rules of the applicable exchange;

  •
  privately negotiated transactions;

  •
  short sales, which are contracts for the sale of shares of stock that the seller does not own, or certificates for which are not within his control, so as to be available for delivery at the time when, under applicable rules, delivery must be made;

  •
  transactions to cover short sales;

  •
  broker-dealers may agree with the selling security holder to sell a specified number of shares at a stipulated price per share;

  •
  a combination of any of these methods of sale; or

  •
  any other method permitted by applicable law.

        The sale price to the public may be:

  •
  the market price prevailing at the time of sale;

  •
  a price related to the prevailing market price;

  •
  at negotiated prices; or

  •
  a price the selling security holder determines from time to time.

        Subject to the applicable securities laws, the shares may also be sold under Rule 144 under the Securities Act, if available, rather than under this prospectus. The selling security holder has the sole and absolute discretion not to accept any purchase offer or make any sale of shares if it deems the purchase price to be unsatisfactory at any particular time.

        The selling security holders may also engage in short sales against the box, which are sales where the seller owns enough shares to cover the borrowed shares, if necessary, puts and calls and other transactions in securities or derivative securities of our company and may sell or deliver shares in connection with these trades. The selling security holders may pledge their shares to a broker under the margin provisions of customer agreements. If the selling security holder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

        Broker-dealers engaged by the selling security holder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

        The selling security holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales. In that event, any commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

        The selling security holders, alternatively, may sell all or any part of the shares offered under this prospectus through an underwriter. To our knowledge, the selling security holders have not entered into any agreement with a prospective underwriter, and we cannot assure you as to whether any such agreement will be entered into. If a selling security holder informs us that it has entered into such an agreement or agreements, any material details will be set forth in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.

        The selling security holders and any other persons participating in the sale or distribution of the shares offered under this prospectus will be subject to applicable provisions of the Exchange Act and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the selling security holder or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

        For the period a holder owns the warrants, the holder has the opportunity to profit from a rise in the market price of our common stock without assuming the risk of ownership of the shares of common stock issuable upon exercise of those derivative securities. The terms on which we could obtain additional capital during the period in which those derivative securities remain outstanding may be adversely affected. The holders of the derivative securities are most likely to voluntarily exercise those derivative securities when the conversion price or exercise price is less than the market price for our common stock. However, we cannot assure you as to whether any of those derivative securities will be exercised.

DESCRIPTION OF OUR CAPITAL STOCK

        The securities being registered are shares of Artemis's common stock. The holders of common stock:

  •
  have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by our board of directors;

  •
  are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

  •
  do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; and

  •
  are entitled to one non-cumulative vote per share on all matters which shareholders may vote on at all meeting of shareholders.

        The Series A Holders may convert the preferred shares into shares of Artemis's common stock as a result of a financing transaction with Artemis consummated on June 16, 2004. Pursuant to a Securities Purchase Agreement, dated June 16, 2004, the Series A Holders purchased an aggregate of 4,090,908 shares of Artemis' common stock and have received Initial Warrants and may receive Additional Warrants to purchase 409,092 and a maximum of 1,057,993 shares of Artemis's common stock, respectively. The Series A Preferred Stock and related warrants are more fully explained in the "Prospectus" section above.

        The following general summary of our capital stock is qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation. See "Where You Can Find More Information" for a description of the documents incorporated by reference.

General

        We are authorized to issue 500,000,000 shares of common stock, par value $0.001 per share and 25,000,000 shares of preferred stock, par value of $0.001 per share without designation. As of July 12, 2004, 9,965,018 shares of common stock and 4,090,909 shares of preferred stock were issued and outstanding.

Common Stock

        Each share of our common stock is entitled to one vote at all meetings of shareholders. All shares of common stock are equal to each other with respect to liquidation rights and dividend rights. There are no preemptive rights associated with our common stock. In the event that we liquidate, dissolve, or wind up, holders of our common stock will be entitled to receive, on a pro rata basis, all of our assets remaining after satisfaction of all our liabilities and all liquidation preferences granted to holders of our preferred stock.

        We have not paid any cash dividends on our common stock since 2000 and do not intend to do so in the foreseeable future.

Preferred Stock

        Subject to certain restrictions arising from the Preferred Series A Financing transaction described above in this prospectus, our board of directors may, from time to time, authorize the issuance of one or more classes or series of preferred stock without stockholder approval. Subject to the provisions of our amended certificate of incorporation and limitations prescribed by law, our board of directors is authorized to adopt resolutions to issue shares, establish the number of shares, change the number of shares constituting any series, and provide or change the voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions on shares of our preferred stock, including dividend rights, terms of redemption, conversion rights and liquidation preferences, in each case without any action or vote by our stockholders. We have no current intention to issue any shares of preferred stock other than the Serias A Preferred Stock issued to the Series A Holders described in this propectus.

        One of the effects of undesignated preferred stock may be to enable our board of directors to discourage an attempt to obtain control of our company by means of a tender offer, proxy contest, merger or otherwise. The issuance of preferred stock may adversely affect the rights of our common stockholders by, among other things:

  •
  restricting dividends on the common stock,

  •
  diluting the voting power of the common stock,

  •
  impairing the liquidation rights of the common stock, and/or

  •
  delaying or preventing a change in control without further action by the stockholders.

        With respect to the Series A Preferred Stock, the Series A Holders maintain certain powers, preferences and rights that are senior to the holders of our common stock. Such rights include, but are not limited to, by way of example, the potential payment of a dividend. So long as at least 30% of the Series A Preferred Stock is outstanding, the Company shall not, directly or indirectly, redeem, or declare or pay any cash dividend or distribution on, the common stock without the prior express written consent of at least a majority of the Series A Holders. One other example of such rights relates to possibly raising additional capital via the issuance of additional equity or convertible debt securities in the future. So long as at least 30% of the Series A Preferred Stock is outstanding, the Company cannot issue any additional preferred shares other than to the Series A Holders and the Company cannot issue any other securities or incur any indebtedness exceeding that which existed on June 16, 2004, except in accordance with the Equity Exclusion and the Debt Exclusion, (as each term is defined in the Certificate of Designations, which can be reviewed in our Form 8-K filed with the SEC on June 18, 2004, relating to the Preferred Series A Financing transaction,) without the prior express written consent of not less than a majority of the Series A Holders. Other preferences and/or rights held by the Series A Holders include, but are not limited to:

  •
  liquidation preferences (including a liquidation value of $2.20 per share) over common stock holders in the event the Company experiences a liquidation, dissolution or winding up;

  •
  the right to one vote for each share of common stock into which such Series A Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock, and shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Company, and shall be entitled to vote, together with holders of common stock, with respect to any question upon which holders of common stock have the right to vote; and

  •
  the right to acquire—upon the same terms that common stock holders may obtain the right to purchase stock, warrants, securities or other property ("Purchase Rights")—the aggregate Purchase Rights which such Series A Holder could have acquired if he or she had held the number of shares of common stock acquirable upon complete conversion of the Series A Preferred stock (without taking into account any limitations or restrictions on the convertibility of the Series A Preferred Stock) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of common stock are to be determined for the grant, issue or sale of such Purchase Rights.

Warrants

        As of July 12, 2004 there were warrants to purchase approximately 537,000 shares of Company stock outstanding and exercisable. This excludes the Additional Warrants as defined on page 4 of this prospectus under section "Preferred Series A Financing'. Warrant holders do not have the rights or privileges of our shareholders.

Transfer Agent

        The transfer agent for our common stock is American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.

LEGAL MATTERS

        Our counsel, Thelen, Reid & Priest LLP, New York, New York, has passed on the legality of the shares to which this prospectus relates.

EXPERTS

        The Company's consolidated financial statements as of December 31, 2003, 2002, and 2001 and for each of the years then ended included in this Registration Statement have been so included in reliance on the report of Squar, Milner, Reehl and Williamson, LLP, independent registered public accountants given on the authority of said firm as experts in auditing and accounting.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

        Our Amended and Restated By-laws provide that a director shall not be liable to us or our shareholders for damages for any breach of duty in such capacity except for liability in the event that:

  •
  a judgment or other final adjudication adverse to such director establishes that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that such director personally gained a financial profit or other advantage to which he was not legally entitled, or

  •
  such director's acts violated Section 719 of the Business Corporation Law of the State of Delaware.

        Our Amended and Restated By-laws provide that we shall indemnify directors and officers, to the fullest extent permitted by applicable law, for all costs reasonably incurred in connection with any action, suit, or proceeding in which such director or officer is made a party by virtue of his or her being an officer or director of our company, if such director or officer acted in good faith, for a purpose which he reasonably believed to be in the best interests of our company, and in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

        Insofar as indemnification for liabilities arising under the Securities Act may be available to directors, officers, and controlling persons of our company pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

SHARES ELIGIBLE FOR FUTURE SALE

        Sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price and impair our ability to raise capital in the future.

        As of July 12, 2004, 9,965,018 shares of our common stock were issued and outstanding. Approximately 1.9 million of our outstanding shares will be freely tradable without restriction or further registration under the Securities Act after giving effect to this prospectus.

        As of July 12, 2004, options to purchase an aggregate of approximately 1,800,000 shares of common stock under our stock option plans were granted and are outstanding. Approximately 841,000 of the shares underlying these options have been registered with the SEC and, subject to the applicable vesting requirements, upon exercise of these options the underlying shares may be resold into the public market. Approximately 959,000 shares underlying these options have not been registered with the SEC.

        In general, under Rule 144 of the Securities Act as currently in effect, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of the following:

  •
  one percent of the number of shares of common stock then outstanding, or

  •
  the average weekly trading volume of the common stock during the four calendar weeks preceding the sale. However, pursuant to the rules and regulations promulgated under the Securities Act, the OTC Bulletin Board, where our common stock is quoted, is not an "automated quotation system" referred to in Rule 144(e). As a consequence, this market-based volume limitation allowed for securities listed on an exchange or quoted on Nasdaq is unavailable for our common stock.

        Sales under Rule 144 are also subject to requirements with respect to manner-of-sale requirements, notice requirements and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell his or her shares without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144.

        Rule 701, as currently in effect, permits our employees, officers, directors, and consultants who purchased shares pursuant to a written compensatory plan or contract to resell these shares in reliance upon Rule 144, but without compliance with the specific restrictions of Rule 144. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell their shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act for the common shares sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all of the information set forth in the registration statement and the accompanying exhibits because some parts have been omitted in accordance with the rules and regulations of the SEC. Accordingly, you should reference the registration statement and its exhibits for further information with respect to us and our common shares being sold in this offering. Copies of the registration statement and its exhibits are on file at the offices of the SEC and on its web site.

        You may read and copy the registration statement, including the attached exhibits, and any report, statements or other information that we file at the SEC's public reference facilities located in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549 and also at the regional offices of the SEC located at 233 Broadway, New York, New York 10279 and the Citicorp Center at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference facilities. Our SEC filings are also available to the public from commercial document retrieval services and at the SEC's web site at http://www.sec.gov.

        If you are a shareholder, you may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

  Artemis International Solutions Corporation
  4041 MacArthur Blvd, Suite 401
  Newport Beach, CA 92660
  Attention: Mr. Robert Stefanovich
  (949) 660-6500

        For further information about us and our common shares being sold in this offering, we refer you to the registration statement and the accompanying exhibits. Statements contained in this prospectus concerning any document filed as an exhibit are not necessarily complete and we refer you to the copy of such document filed as an exhibit to the registration statement.

ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Artemis International Solutions Corporation and Subsidiaries

        We have audited the accompanying consolidated balance sheets of Artemis International Solutions Corporation and Subsidiaries (the "Company") as of December 31, 2003, 2002, and 2001 and the related consolidated statements of operations, shareholders' equity (deficit) and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2003, 2002, and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

        The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company has negative working capital of approximately $9.0 million and an accumulated deficit of approximately $83.0 million at December 31, 2003, and experienced negative operating cash flow for fiscal 2003. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

        As more fully described in Note 9 to the accompanying consolidated financial statements, the Company's previously issued December 31, 2002 consolidated balance sheet and its consolidated statement of stockholders' equity and comprehensive loss for the year then ended did not reflect the additional minimum liability associated with the Company's defined benefit pension plan (the "pension plan"). The accompanying financial statements described in the preceding sentence have been restated to report such liability in the approximate amount of $1,060,000. This retroactive adjustment has been charged directly to stockholders' equity in accordance with accounting principles generally accepted in the United States of America. The Company has also revised certain disclosures relating to (a) the funded status of the pension plan and (b) the December 31, 2003 fair value of the pension plan's assets. These differences principally resulted from the combination of a mathematical error and misapplication of certain financial-statement disclosure requirements. The amended disclosures did not effect the accompanying consolidated financial statements. In addition, as more fully described in Note 12 to the accompanying consolidated financial statements, the Company has restated its comprehensive loss for the year ended December 31, 2003 to reduce such loss by approximately $357,000 in order to correct the foreign currency translation adjustment relating to its investment in an unconsolidated joint venture. None of the adjustments or disclosure revisions discussed in this paragraph affected the previously reported net loss for any year presented in the accompanying consolidated statements of operations.

/s/ SQUAR, MILNER, REEHL & WILLIAMSON, LLP

Newport Beach, California

March 2, 2004 (except for the fifth paragraph of this audit report, Note 9, and the last paragraph of Note 12, as to which the date is July 6, 2004.)

ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31,
	2003	2002	2001
	(As Restated) (in thousands, except share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$2,593	$7,766	$5,081
Trade accounts receivable, net of allowance for doubtful accounts of approximately $299 at December 31, 2003, $296 at December 31, 2002 and $223 at December 31, 2001	13,628	14,593	11,465
Other accounts receivable	839	320	952
Prepaid expenses	1,123	1,351	2,404
Other current assets	694	1,647	392

Total current assets	18,877	25,677	20,294

Property and equipment, net of accumulated depreciation and amortization of $7,775, $7,197 and $5,194 at December 31, 2003, 2002 and 2001, respectively	1,192	1,588	2,725
Intangible assets, net of accumulated amortization of $8,235, $4118 and zero at December 31, 2003, 2002 and 2001, respectively.	6,520	10,637	14,755
Investment in affiliates and other assets	1,769	1,103	796

Total assets	$28,358	$39,005	$38,570

LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$5,024	$4,468	$5,292
Accrued liabilities	5,222	6,925	5,954
Accrued payroll and related taxes	6,682	6,838	6,325
Deferred revenue	7,227	7,974	5,848
Line of credit, net	3,386	3,486	1,062
Current portion of long-term debt	352	950	1,245

Total current liabilities	27,893	30,641	25,726
Accrued pension and other liabilities	2,834	2,608	1,342
Deferred taxes	480	800	547
Long-term debt, less current portion	324	235	1,373

Total liabilities	31,531	34,284	28,988
Commitments and contingencies
Stockholders' (deficit) equity:
Preferred stock, $0.001 par value, 25,000,000 shares authorized, none issued or outstanding	—	—	—
Common stock, $0.001 par value, 500,000,000 shares authorized, 9,965,018, 9,964,767 and 9,964,767 shares issued and outstanding for 2003, 2002 and 2001, respectively.	10	10	10
Additional paid-in capital	81,070	80,833	80,187
Accumulated deficit	(82,991)	(75,100)	(71,152)
Accumulated other comprehensive income (loss)	(1,262)	(1,022)	537

Total stockholders' (deficit) equity	(3,173)	4,721	9,582

Total liabilities and stockholders' (deficit) equity	$28,358	$39,005	$38,570

The accompanying notes are an integral part of these consolidated financial statements

ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended December 31,
	2003	2002	2001
	(in thousands, except per share amounts)
Revenue:
Software	$13,286	$15,070	$15,105
Support	16,568	15,690	15,512
Services	27,437	37,904	37,029

	57,291	68,664	67,646

Cost of revenue:
Software	677	1,734	2,522
Support	5,102	6,389	6,705
Services	20,250	24,587	23,870

	26,029	32,710	33,097

Gross margin	31,262	35,954	34,549
Operating expenses:
Selling and marketing	15,942	12,544	16,782
Research and development	8,152	7,868	9,894
General and administrative	11,142	15,171	10,879
Amortization expense	4,118	4,117	18,832
Impairment charge	—	—	43,430
Management fees	—	—	806
Acquisition costs	—	—	409

	39,354	39,700	101,032

Operating (loss)	(8,092)	(3,746)	(66,483)
Interest expense, net	192	194	826
Equity in net loss of unconsolidated affiliates	318	392	362
Gain on sale of subsidiaries and investee	(393)	(977)	—
Other expense, net	91	495	1,680
Foreign exchange (gain) loss	(708)	(382)	178

	(500)	(278)	3,046

Loss before income taxes and minority interest	(7,592)	(3,468)	(69,529)
Income tax expense (benefit)	299	480	(9,670)

Loss before minority interest	(7,891)	(3,948)	(59,859)
Minority interest in net losses of unconsolidated subsidiary	—	—	95

Net (loss)	$(7,891)	$(3,948)	$(59,764)

Loss per common share:
Basic	$(0.79)	$(0.40)	$(6.78)

Diluted	$(0.79)	$(0.40)	$(6.78)

Weighted average common shares used in computing loss per common share
Basic	9,965	9,965	8,816

Diluted	9,965	9,965	8,816

The accompanying notes are an integral part of these consolidated financial statements

ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND
COMPREHENSIVE INCOME (LOSS)
For the Period January 1, 2000 to December 31, 2003

	Common Stock		Investment in Stock of Parent Company			Accumulated Other Comprehensive Income (Loss)
				Additional Paid-in Capital	Accumulated Deficit
	Shares	Amount					Total
						(As Restated)
	(in thousands)
Balance January 1, 2000	7,977	$8	$(2,783)	$74,570	$(11,388)	$498	$60,905
Cancellation of stock in Proha	—	—	2,783	(2,783)	—	—	—
Capital contributions—Proha	—	—	—	425	—	—	425
Shares of Opus360 outstanding prior to reverse acquisition deemed acquired	1,988	2	—	7,975	—	—	7,977
Net loss	—	—	—	—	(59,764)	—	(59,764)
Foreign currency translation adjustment	—	—	—	—	—	39	39
Comprehensive loss	—	—	—	—	—	—	(59,725)

Balance December 31, 2001	9,965	10	—	80,187	(71,152)	537	9,582
Net loss	—	—	—	—	(3,948)	—	(3,948)
Foreign currency translation adjustment	—	—	—	—	—	(500)	(500)
Adjustment related to pension plan accounting	—	—	—	—	—	(1,059)	(1,059)
Comprehensive loss (as restated)	—	—	—	—	—	—	(5,507)
Adjustment related to the reverse acquisition of Opus 360	—	—	—	646	—	—	646

Balance December 31, 2002	9,965	10	—	80,833	(75,100)	(1,022)	4,721
Net loss	—	—	—	—	(7,891)	—	(7,891)
Foreign currency translation adjustment (as restated)	—	—	—	—	—	(240)	(240)
Comprehensive loss (as restated)	—	—	—	—	—	—	(8,131)
Warrants issued	—	—	—	237	—	—	237

Balance December 31, 2003	9,965	$10	$—	$81,070	$(82,991)	$(1,262)	$(3,173)

The accompanying notes are an integral part of these consolidated financial statements

ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2003	2002	2001
	(in thousands)
Cash flow from operating activities:
Net (loss)	$(7,891)	$(3,948)	$(59,764)
Adjustments to reconcile net loss to net cash provided by or used in operating activities:
Depreciation and amortization	5,077	6,213	22,380
Minority interest	—	—	(95)
Equity in net loss of unconsolidated affiliates	273	392	362
Gains on sale of subsidiaries and investee	(393)	(977)	—
Deferred income taxes and other	—	—	(10,371)
Loss on impaired assets	—	—	43,430
Disposition of assets	(91)	—	—
Changes in operating assets and liabilities:
(Increase) decrease in trade accounts receivable	965	(3,128)	7,095
(Increase) decrease in prepaid expenses and other assets	(173)	13	(1,755)
Increase (decrease) in deferred revenues	(747)	2,127	(4,402)
Increase (decrease) in accounts payable and other liabilities	(1,397)	1,388	(5,615)

Net cash provided by (used in) operating activities	(4,377)	2,080	(8,735)

Cash flow from investing activities:
Capital expenditures, net	(473)	(959)	(841)
Proceeds from sale of subsidiaries and investee	289	1,121	—
Cash provided by former parent contribution of subsidiaries	—	—	1,048
Cash provided from acquisitions	—	—	14,535

Net cash provided by (used in) investing activities	(184)	162	14,742

Cash flow from financing activities:
Net borrowings on lines of credit	226	2,424	2,747
Payments of debt and capital leases	(598)	(1,481)	(6,332)

Net cash provided by (used in) financing activities	(372)	943	(3,585)

Effect of exchange rate changes on cash	(240)	(500)	(542)

Net (decrease) increase in cash and cash equivalents	(5,173)	2,685	1,880
Cash and cash equivalents at the beginning of the year	7,766	5,081	3,201

Cash and cash equivalents at the end of the year	$2,593	$7,766	$5,081

See accompanying notes to consolidated financial statements for discussion of non-cash transactions and disclosure of cash paid for interest and income taxes.
The accompanying notes are an integral part of these consolidated financial statements.

ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization and Summary of Significant Accounting Policies

Organization and Description of Business

        Artemis International Solutions Corporation and Subsidiaries, ("Artemis" or the "Company") is a provider of enterprise-based portfolio, project and resource management software solutions. Artemis' solutions consist of scalable client/server and Web-based applications, and are supported by consulting services and an international distribution network of 50 offices in 47 countries. Artemis services key vertical markets such as (i) Aerospace and Defense, (ii) Energy and Telecom, (iii) Pharmaceuticals, (iv) Government, (v) Financial Services (vi) Automotive and (vii) High Technology.

        As used herein:

  •
  "Opus360" refers to Opus360 Corporation prior to the closing of certain share exchange transactions described below. Opus360 Corporation was incorporated on August 17, 1998 under the laws of the State of Delaware to provide an integrated web-based service to streamline the procurement and management of professional services.

  •
  "Legacy Artemis" refers to Artemis Acquisition Corporation, a Delaware corporation and the parent corporation of the Artemis business organization. Prior to certain share exchange transactions described below, Legacy Artemis was a wholly owned subsidiary of Proha Plc ("Proha"), a Finnish corporation. Legacy Artemis was a developer and supplier of comprehensive, project and resource collaboration application software products and consulting services. Proha acquired Legacy Artemis on August 24, 2000, and subsequently contributed its interests in the entities listed in the table below to Legacy Artemis (the "Contributed Businesses").

  •
  In November 2001 the Company changed its name to "Artemis International Solutions Corporation", which refers to Opus360 Corporation after the closing of certain share exchange transactions described below.

        On August 24, 2000 Proha purchased all of the outstanding common stock of Legacy Artemis. The purchase was structured as a share exchange whereby Proha issued shares of its publicly traded (Helsinki Exchange) common stock to Legacy Artemis' equity holders in exchange for all of Legacy Artemis' common stock. The purchase price was $50 million, less post-closing adjustments of approximately $6 million. The purchase price adjustments were determined subsequent to the effective date of the transaction, and as a result, Legacy Artemis' former shareholders were required to contribute to Legacy Artemis $6 million of the Proha stock. These contributions have been recorded on a net of tax basis, as additional paid-in capital and as an offsetting reduction in stockholders' equity, similar to treasury stock, as an investment in the stock of the parent company. Subsequent to the receipt of the Proha shares, Legacy Artemis sold a portion of these shares, resulting in a gain of $518,000, net of taxes of $304,000, which has been recorded as additional paid-in capital. At December 31, 2000, the Company held 392,036 shares of Proha, recorded at $2,783,000, net of deferred income taxes of $1,634,000. In 2001, Proha cancelled these shares, which was treated as a reduction of additional paid in capital.

        As a result of the transaction described in the preceding paragraph, Legacy Artemis recorded goodwill of approximately $30.7 million with a corresponding increase in additional paid-in capital. Legacy Artemis also recorded approximately $32.3 million of identifiable intangible assets and $2.3 million of in-process research and development ("R&D") expense. The aforementioned intangible assets were pushed down to the financial statements of Legacy Artemis, with a corresponding increase of additional paid-in capital. The in-process R&D expense recorded during the nine months ended December 31, 2000 resulted from an allocation of purchase price to the two projects under development by the Company in August 2000; such projects were not considered to have reached technological feasibility at that date. Such R&D expense was also pushed down to the financial statements of Legacy Artemis. As a result of the contribution by Proha to the Company of Proha's interest in several foreign companies, goodwill and identifiable intangible assets of approximately $10.2 million and $7.7 million, respectively, were also recorded during the nine months ended December 31, 2000.

        As noted above, Proha acquired Legacy Artemis in August 2000. Proha subsequently transferred its interests in several companies based in Europe, Asia and the United States to Legacy Artemis. In addition, Proha contributed its directly held interests in several companies to Artemis in conjunction with the share exchange transactions effective December 2000. Each of the "Contributed Businesses" is reflected as having been contributed by Proha as of the later of the date Legacy Artemis was acquired by Proha or the date these interests were under the control of Proha, Legacy Artemis' parent. These Contributed Businesses are included in the results of Artemis as of the effective date a majority interest was transferred to Artemis.

        The active Contributed Businesses and the effective dates of their contribution to Legacy Artemis by Proha were as follows:

Current Company Name	Location	Contribution Date
Artemis Finland OY	Finland	August 24, 2000
Artemis International Solutions Ltd.	United Kingdom	August 24, 2000
Artemis International Limited	Japan	August 24, 2000
PMSoft Asia Pte. Ltd.	Singapore	December 1, 2000
Artemis International S.p.A.	Italy	December 1, 2000
Enterprise Management Systems Sarl	Italy	December 1, 2000
Artemis International Sarl	France	December 1, 2000
Solutions International	France	December 1, 2000
Artemis International GmbH	Germany	December 1, 2000

The Proha/Opus 360 Share Exchange Transactions

        In April 2001, Opus360 and Proha entered into a share exchange agreement ("the Share Exchange Agreement") pursuant to which, upon completion of the transactions contemplated under such agreement ("the Share Exchange Transactions"), Opus360 exchanged 80% of its post-transaction outstanding common stock for all of the capital stock of Legacy Artemis, and 19.9% of two Finnish subsidiaries of Proha, Accountor OY (see Note 2) and Intellisoft OY. As a result of the Share Exchange Transactions, Proha owns 80% of the outstanding common stock of Artemis.

        The transaction was structured in two steps since the number of authorized Opus360 shares needed to be increased to allow for the issuance of 8.0 million new shares to Proha. Despite its two step structure, the transaction was accounted for upon the consummation of the first closing because Proha gained a majority controlling interest and the voting agreements discussed below effectively "locked in" phase two of the transaction.

        In connection with the Share Exchange Agreement, Proha entered into two voting agreements, one with Ari B. Horowitz, (cofounder of Opus360 and member of the Artemis Board of Directors), and one with Opus360. Pursuant to these agreements, Ari B. Horowitz agreed among other things to cause all of his 133,000 shares of Opus360 common stock to be voted in favor of the second closing. Also, Proha agreed among other things to cause all of its 3.0 million shares of Opus360's common stock to be voted in favor of the second closing.

        As a result of the above voting agreements, there were commitments to vote in favor of the second closing representing approximately 62% of the outstanding common stock. Accordingly, the transaction was not treated as a step acquisition since Proha obtained a majority controlling and voting interest upon consummation of the first closing.

        On July 31, 2001, Opus360 consummated the first phase of the transaction contemplated by the Share Exchange Agreement. In connection with this Agreement, Opus360 acquired all of the capital stock of Legacy Artemis, in exchange for approximately 3.0 million shares of Opus360's restricted common stock. As a result of this exchange, Proha obtained a controlling ownership and management interest in Opus360. Accordingly, the transaction was accounted for as a reverse acquisition with Legacy Artemis treated as the accounting acquirer and accounted for under the purchase method of accounting in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") 141, Business Combinations. The second closing was completed November 20, 2001 by Opus360's filing of a definitive proxy statement with the Securities and Exchange Commission ("SEC") containing the required disclosures and financial information of the combined and consolidated companies. At the second closing, Opus360 delivered approximately 5.0 million additional shares of its restricted common stock in return for the delivery by Proha of 19.9% of the outstanding shares of the two Proha subsidiaries. Upon completion of the second closing, Proha owned approximately 80% of the post-transaction outstanding common stock of the Company.

        All information regarding equity instruments and related per share amounts has been restated within this annual report to reflect the effects of the reverse merger transaction described above.

Basis of Presentation

        Accounting principles generally accepted in the United States of America ("GAAP") require in certain circumstances that a company whose shareholders retain the majority voting interest, governing body and senior management in the combined business to be treated as the acquiror for financial reporting purposes. As a result of the Share Exchange Transactions, Proha, the former shareholder of Legacy Artemis, holds a majority interest in the Company, governing body and senior management in the combined Company. Accordingly, for accounting purposes the transaction has been treated as a reverse acquisition in which Legacy Artemis is deemed to have purchased Opus360, although Opus360 (which changed its name to Artemis International Solutions Corporation on November 20, 2001) remains the legal parent company and the registrant for SEC reporting purposes.

        The consolidated financial statements included herein represent the historical financial statements of Legacy Artemis, as the accounting acquirer, and the acquisition of Opus360 has been accounted for under the purchase method of accounting. The assets acquired and liabilities assumed of Opus360, as the legally acquired entity, are recorded at their estimated fair values at July 31, 2001. The excess of the estimated fair values of the identifiable net assets over the purchase price is treated as negative goodwill. Negative goodwill is first applied to reduce the assigned value of identifiable non-current assets other than long-term investments in marketable securities and deferred tax assets, until those assets are reduced to zero.

Liquidity and Going Concern Considerations

        The Company's continued existence is dependent upon several factors including the Company's ability to sell and successfully implement its software solutions. The Company has experienced net losses in each of the three years in the period ended December 31, 2003. At December 31, 2003, the Company has an accumulated deficit of $83.0 million and its current liabilities exceeded current assets by approximately $9.0 million.

        A summary of the Company's future contractual obligations and commercial commitments as of December 31, 2003 is as follows:

	Year ending December 31,
	2004	2005	2006	2007	2008- thereafter	Total
	(in thousands)
Long-term debt	$352	$19	$8	$8	$289	$676
Obligations under non-cancellable operating leases	3,136	2,783	1,611	159	38	7,727

	$3,488	$2,802	$1,619	$167	$327	$8,403

        Other cash requirements through the end of fiscal year 2004 are primarily to fund operations at approximately the same levels as fiscal year 2003. On June 16, 2004, the Company completed a private placement of $9.0 million of convertible preferred stock. Proceeds from the financing will be used for (i) working capital, (ii) the repayment of debt, and (iii) to strengthen the Company's balance sheet.

        The Company's near and long-term operating strategies focus on promoting its new and existing software and services to increase its revenue and cash flow while better positioning the Company to compete under current market conditions At December 31, 2003, the Company had unused credit lines and overadvances of $1.1 million. The Company generated negative operating cash flow for the quarter and year ended December 31, 2003.

        Effective June 30, 2003 the Company paid off its Note Payable and $2.0 million Line of Credit (the "Foothill Facility") held with Wells Fargo Foothill and obtained a bridge loan of $3.5 million from Proha to cover short-term cash needs until the Company was able to enter into a new asset-based lending facility. In August of 2003, the Company negotiated a new $5.0 million credit facility, the terms of which are considered more favorable to the Company than the Foothill Facility; see Note 19 for a detailed discussion of the terms of this new borrowing arrangement. In addition to securing a new facility, management has also taken some immediate steps to reduce and defer discretionary spending to more closely match expenses with actual and projected revenues. During 2002, management initiated discretionary restructuring activities to streamline the Company's operations and to focus on its core expertise in enterprise portfolio and project management. This entailed reducing the work force and selling certain non-core assets. Further restructuring activities are expected to focus on increasing efficiencies within the Company's global infrastructure. The Company may also seek additional capital resources to fund strategic initiatives and further strengthen its global presence. Such additional equity financing may be dilutive to the Company's stockholders. The Company's capital requirements depend on numerous factors, including the rate of market acceptance of the Company's products and services, the Company's ability to service its customers, the Company's ability to maintain and expand its customer base, the level of resources required to expand the Company's marketing and sales organization, research and development activities and other factors. Management believes that cash generated from operations as well as its current credit facilities will be sufficient to support the Company's liquidity requirements through December 31, 2004, depending on operating results and the level of acceptance of its products, its costs and its short-term financing.

        The Company's independent public accountants have included a going concern paragraph in their report on the December 31, 2003 consolidated financial statements which have been prepared assuming that the Company will continue as a going concern (based upon management's plans discussed above), which contemplates, among other things, the realization of assets and satisfaction of liabilities in the ordinary course of business. Accordingly, the accompanying consolidated financial statements do not include any adjustments related to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result, should the Company be unable to continue as a going concern.

Reverse Stock Split

        On February 7, 2003, the Company effected a one for twenty-five reverse stock split of its outstanding common stock. All information regarding common stock, stock options, warrants and related per share amounts has been restated within this annual report to reflect the reverse stock split, except for certain disclosures relating to Proha/Opus 360 Share Exchange Transactions discussed above.

Reclassifications

        Certain prior period information has been reclassified to conform to the current period presentation.

Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of Artemis International Solutions Corporation and its majority owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation. Equity investments in which Artemis owns at least 20% of the voting securities, or exercises significant influence over (either individually or in concert with its parent, Proha) are accounted for using the equity method. Investments in which the Company owns less than 20% and is not able to exercise significant influence over the investee are accounted for under the cost method of accounting.

Use of Estimates

        The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions regarding revenue recognition, and the recoverability of intangible assets that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include valuation of deferred tax assets, allowance for uncollectible accounts receivable, revenue recognition, valuation and useful economic lives of intangible assets, accrued pension liabilities and certain other liabilities.

Revenue Recognition

        The Company has adopted Statement of Position, or SOP, 97-2, Software Revenue Recognition, which supersedes SOP 91-1, Software Revenue Recognition, as well as SOP, 98-9, Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions, which amends SOP 97-2 and supercedes SOP 98-4. SOP 97-2, as amended, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative estimated fair market value of each of the elements. The estimated fair value of an element must be based on vendor-specific objective evidence ("VSOE"). Software license revenue allocated to a software product is recognized upon delivery of the product or deferred and recognized in future periods to the extent that an arrangement includes one or more elements that are to be delivered at a future date and for which VSOE has not been established. Maintenance and support revenue is recognized ratably over the maintenance term. First-year maintenance typically is sold with the related software license and renewed on an annual basis thereafter. Estimated fair values of ongoing maintenance and support obligations are based on separate sales of renewals to other customers or upon renewal rates quoted in the contracts. For such arrangements with multiple obligations, we allocate revenue to each component of the arrangement based on the estimated fair value of the undelivered elements. Fair value of services, such as consulting or training, is based upon separate sales of these services. The Company at times may enter into multiple-customer contracts in which the Company allocates revenue based on the number of specified users at each customer, and recognizes revenue upon customer acceptance and satisfying the other applicable conditions of the above described accounting policy.

        Services revenue is recognized as the service is performed assuming that sufficient evidence exists to estimate the fair value of the services. Consulting and training services are billed based on contractual hourly rates and revenues are recognized as the services are performed. Consulting services primarily consist of implementation services related to the installation of the Company's products which do not require significant customization to or modification of the underlying software code.

        Significant management judgments and estimates must be made in connection with determination of the revenue to be recognized in any accounting period. If we made different judgments or utilized different estimates for any period, material differences in the amount and timing of revenue recognized could result.

Cost of Revenues

        Cost of software revenue primarily reflects the manufacture expense and royalties to third party developers, which are recognized upon delivery of the product or in future periods to the extent that an arrangement includes one or more elements that are to be delivered at a future date and for which VSOE has not been established. Cost of support includes (i) sales commissions and salaries paid to employees who provide first and second level support to clients and (ii) fees paid to consultants, which are recognized as the services are performed. Sales commissions are expensed as incurred. The costs incurred for implementation, customer support and training of the Company's clients using internal or external resources are recorded as cost of services revenue when the services are performed.

Software Development Costs

        The costs incurred to develop computer software products to be sold or otherwise marketed are charged to expense until technological feasibility of the product has been established. Once technological feasibility of related software products has been established, computer software development costs are capitalized and reported at the lower of amortized cost or estimated net realizable value. When a product is ready for general release, its capitalized costs are amortized using the straight-line method of amortization over a period not to exceed three years. Company management believes that technological feasibility is not established until a beta version of the product exists. Historically, costs incurred during the period from when a beta version is available until general release have not been material. Accordingly, during the years ended December 31, 2003, 2002 and 2001 no software costs have been capitalized.

Allowance for Doubtful Accounts Receivable

        We establish our allowance for doubtful accounts receivable based on our qualitative and quantitative review of credit profiles of our customers, contractual terms and conditions, current economic trends and historical payment, return and discount experience. We reassess the allowance for doubtful accounts each period. If we made different judgments or utilized different estimates for any period, material differences in the amount and timing of revenue recognized could result.

Property and Equipment

        Property and equipment are stated at cost less accumulated depreciation. Depreciation and amortization are calculated using the straight-line method over the shorter of the estimated useful lives of the related assets, generally ranging from three to five years, or the remaining lease term when applicable. Gains and losses on disposals are included in results of operations at amounts equal to the difference between the book value of the disposed assets and the proceeds received upon disposal. Expenditures for replacements and leasehold improvements are capitalized, while expenditures for maintenance and repairs are expensed as incurred.

Intangible Assets

        Intangible assets at December 31, 2003 consist of acquired customer bases and current core technology. Customer bases acquired directly are valued at cost, which approximates estimated fair value at the time of purchase. The costs assigned to intangible assets are being amortized on a straight-line basis over the estimated useful lives of the assets, which is 42 months from January 1, 2002. Management believes that the straight-line method is appropriate for the Company's customer list, given the caliber and nature of its customer relationships. Substantially all intangible assets remaining at December 31, 2003 will be fully amortized by July 2005, assuming no impairment adjustments or future changes in their estimated useful lives.

        Intangible assets are reviewed at least annually for impairment to ensure they are appropriately valued. Conditions that may indicate an impairment issue exists include an economic downturn or a change in the assessment of future operations. Where applicable, an appropriate interest rate is utilized, based on appropriate economic factors, risk and cost of capital.

        For additional information, see the discussion of SFAS No. 144 in "Impairment of Long-Lived Assets" immediately below.

Impairment of Long-Lived Assets

        The Company periodically evaluates the carrying value of its long-lived assets under the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets, and supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of Accounting Principles Board ("APB") Opinion No. 30, Reporting the Effects of the Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 also amends Accounting Research Bulletin No. 51, Consolidated Financial Statements, to eliminate the exception to consolidation of a subsidiary of which control is likely to be temporary. The Company adopted SFAS No. 144 commencing January 1, 2002, and it did not have a material effect on the financial position or results of operations.

        SFAS No. 144 requires impairment losses to be recorded on long-lived assets used in operations, including amortizable intangible assets when indicators of impairment are present. In the event a condition is identified that may indicate an impairment issue, an assessment is performed using a variety of methodologies, including analysis of undiscounted future cash flows, estimates of sales proceeds and independent appraisals. If such assets are impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the estimated fair value of the assets. Assets to be disposed of are reported at the lower of the carrying value or estimated fair market value, less cost to sell. During the year ended December 31, 2001, the Company recorded impairment charges of approximately $43 million. No such impairment charges were recorded during the years ended December 31, 2003 or December 31, 2002. (See Note 5).

Translation of Foreign Currencies

        Artemis uses the U.S. dollar as it functional currency. Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at year-end exchange rates, and revenues and expenses are translated at average rates prevailing during the year or other period presented. In accordance with SFAS 52, Foreign Currency Translation, translation adjustments are included as a component of stockholders' equity/deficit. The Company recorded a foreign exchange gain of $0.7 million and $0.4 million, and a foreign exchange loss of $0.2 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Income Taxes

        The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates for the year in which the differences are expected to reverse (See Note 10).

Valuation of Deferred Tax Assets

        The Company records an estimated valuation allowance on its significant deferred tax assets when, based on the weight of available evidence (including the scheduled reversal of deferred tax liabilities, projected future taxable income or loss, and tax-planning strategies), it is more likely than not that some or all of the tax benefit will not be realized.

Stock-Based Employee Compensation

        The Company has several stock-based employee compensation plans, which are described more fully in Note 15. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No.25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in the accompanying statements of operations as all options granted under those plans had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. For disclosure purposes only, the fair value of all stock options granted to employees is estimated using the Black-Scholes option-pricing model

        The following table illustrates the effect on net loss and loss per common share if the Company had applied the fair value recognition provisions of SFAS No. 123 Accounting for Stock-Based Compensation for all of its stock-based employee compensation plans.

	For the years ended December 31,
	2003	2002	2001
	(in thousands, except per share data)
Net loss as reported	$(7,891)	$(3,948)	$(59,764)
Less: Total stock-based employee compensation expense determined under Black-Scholes pricing model	(5,207)	(5,660)	(3,298)

Pro forma net loss	$(13,098)	$(9,608)	$(63,062)

Basic and diluted loss per common share
As reported	$(0.79)	$(0.40)	$(6.78)

Pro forma	$(1.31)	$(0.96)	$(7.15)

        The Company did not grant any stock options to its employees in 2003. The 2003 column of the above table reflects employee stock options which were granted in prior years and vested during the year ended December 31, 2003.

        The following weighted average assumptions were used as applicable in the table above:

	For the years ended December 31
	2003	2002	2001
Annual dividends	zero	zero	zero
Expected volatility	165%	180%	65%
Risk free interest rate	4.5%	4.5%	4.5%
Expected life	5 years	5 years	5 years

Segment Information

        The Company discloses information regarding segments in accordance with SFAS No. 131 Disclosure about Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for reporting of financial information about operating segments in annual financial statements and requires reporting selected information about operating segments in interim financial reports. The Company is managed, and financial information is developed on a geographical basis, rather than a product line basis. Thus, the Company has provided segment information on a geographical basis (see Note 11).

Comprehensive Income/Loss

        The Company reports comprehensive income/loss in accordance with SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for the reporting and display of comprehensive income/loss and its components. SFAS No. 130 requires unrealized holding gains and losses, net of related tax effects, on available for sale securities to be included in comprehensive income/loss until realized. Translation gains or losses are also included in comprehensive income/loss in the accompanying consolidated statements of stockholders' equity (deficit) and comprehensive income (loss).

Postemployment Benefits

        The Company records postemployment benefits in accordance with SFAS No. 87, Employers' Accounting for Pensions. The Company discloses postemployment benefits in accordance with SFAS No. 132, Employers' Disclosure about Pensions and Other Postemployment Benefits. SFAS No. 132 establishes standards for employers who provide benefits to former or inactive employees after employment but before retirement. Postemployment benefits include, but are not limited to, salary continuation, supplemental employment benefits and disability related benefits.

Earnings/ Loss per Common Share

        The Company calculates earnings or loss per common share in accordance with SFAS No. 128, Earnings Per Share. Accordingly, basic loss per common share excludes dilution for potentially dilutive securities and is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

Significant Recent Accounting Pronouncements

        SFAS No. 146, "Accounting for Costs Associated with Exit and Disposal Activities," was issued in June 2002 and is effective for exit and disposal activities initiated after December 31, 2002. The Company is complying with SFAS No. 146.

        SFAS No. 147 relates exclusively to certain financial institutions, and thus does not apply to the Company.

        In November 2002, the Financial Accounting Standards Board (the "FASB") issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the estimated fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the disclosure requirements became applicable in 2002. The Company is complying with the disclosure requirements of FIN No. 45. The other requirements of this pronouncement did not materially affect the Company's consolidated financial statements.

        SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123," was issued in December 2002 and is effective for fiscal years ending after December 15, 2002. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this pronouncement amends the disclosure requirements of SFAS 123 to require more prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company is complying with the disclosure requirements of SFAS No. 148.

        In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." The primary objectives of FIN No. 46 are to provide guidance on the identification of entities for which control is achieved through means other than voting rights (variable interest entities, or "VIEs"), and how to determine when and which business enterprise should consolidate the VIE. This new model for consolidation applies to an entity for which either: (a) the equity investors do not have a controlling financial interest; or (b) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN No. 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. As amended in December 2003, the effective dates of FIN No. 46 for public entities that are not small business issuers are as follows: (a) For interests in special-purpose entities ("SPEs"): the first period ended after December 15, 2003; and (b) For all other types of VIEs: the first period ended after March 15, 2004. Management has determined that the Company does not have any SPEs (as defined), and is presently evaluating the other potential effects of FIN No. 46 (as amended) on its consolidated financial statements.

        In April 2003, the FASB issued SFAS No. 149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities," which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. This pronouncement is effective for contracts entered into or modified after June 30, 2003 (with certain exceptions), and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company's consolidated financial statements.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity, and is effective for public companies as follows: (i) in November 2003, the FASB issued FASB Staff Position ("FSP") FAS 150-03 ("FSP 150-3"), which defers indefinitely (a) the measurement and classification guidance of SFAS No. 150 for all mandatorily redeemable non-controlling interests in (and issued by) limited-life consolidated subsidiaries, and (b) SFAS No. 150's measurement guidance for other types of mandatorily redeemable non-controlling interests, provided they were created before November 5, 2003; (ii) for financial instruments entered into or modified after May 31, 2003 that are outside the scope of FSP 150-3; and (iii) otherwise, at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS No. 150 on the aforementioned effective dates. The adoption of this pronouncement did not have a material impact on the Company's results of operations or financial condition.

        In December 2003, the FASB issued a revision of SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. This pronouncement ("SFAS No. 132-R") expands employers' disclosures about pension plans and other post-retirement benefits, but does not change the measurement or recognition of such plans required by SFAS No. 87, No. 88. or No. 106. SFAS No. 132-R retains the existing disclosure requirements of SFAS No. 132, and requires certain additional disclosures about defined benefit post-retirement plans. The defined benefit pension plan of the Company's United Kingdom subsidiary is the Company's only defined benefit post-retirement plan. Except as described in the following sentence, SFAS No. 132-R is effective for foreign pension plans for fiscal years ending after June 15, 2004; after the effective date, restatement for some of the new disclosures is required for earlier annual periods. Some of the interim-period disclosures mandated by SFAS No. 132-R (such as the components of net periodic benefit cost, and certain key assumptions) are effective for foreign pension plans for quarters beginning after December 15, 2003; other interim-period disclosures will not be required for the Company until the first quarter of 2005. The Company is presently evaluating the effect of SFAS No. 132-R on its annual and interim-period financial statement disclosures.

        Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants, and the SEC did not or are not believed by management to have a material impact on the Company's present or future consolidated financial statements.

Note 2. Acquisitions and Divestitures

Proha/Legacy Artemis/Merger

        Goodwill of $30.7 million resulting from the acquisition of Legacy Artemis by Proha on August 24, 2000 was pushed down to the financial statements of Legacy Artemis, with a corresponding increase in additional paid-in capital. This goodwill represented the excess of the purchase price paid over the estimated fair value of tangible and identifiable intangible net assets acquired in business combinations. Identifiable intangible assets of $32.3 million resulting from the acquisition of the Company by Proha on August 24, 2000 were also pushed down to Legacy Artemis, with an offsetting increase in additional paid-in capital. Goodwill and intangible assets of $10.2 million and $7.7 million, respectively, were recorded during the nine months ended December 31, 2000 as a result of the contribution by Proha to the Company of Proha's interests in Projektihallinto Proha Oy, Enterprise Management Systems Sarl, Artemis International S.p.A., Solutions International SA, Artemis International Gmbh and Artemis International Sarl.

        At the date the Company was acquired by Proha, the Company had two projects in development: Release 5 of the Company's Views product line and Portfolio Director. Neither of these projects was considered to have reached technological feasibility at the acquisition date. Approximately $2.3 million of the purchase price consisted of in-process research and development existing at August 24, 2000, which was pushed down to Legacy Artemis financial statements and recorded as research and development expense for the nine months ended December 31, 2000.

Opus 360/Proha Merger

        As noted above, in April 2001, Opus360 and Proha entered into the Share Exchange Agreement, pursuant to which, upon completion of the transactions contemplated under such agreement, Opus360 exchanged 80% of its post-transaction outstanding common stock for all of the capital stock of Legacy Artemis, and 19.9% of two Finnish subsidiaries of Proha, Intellisoft OY and Accountor OY. As a result of the Share Exchange Transactions more fully described in Note 1, Proha owns 80% of the outstanding common stock of Artemis.

        The purchase price was determined using 80% of the market value (market capitalization) of Opus360's interest in the post-merger combined entity, based on the five day average closing share price of the Opus 360 common stock for the two days prior to, the day of, and the two days subsequent to the announcement and approval of the transaction, April 11, 2001. The assets acquired and liabilities assumed from Opus360, as the acquired entity, were recorded at their estimated fair values at July 31, 2001.

        The excess of the estimated fair values of the identifiable net assets over the purchase price was treated as negative goodwill, which was applied to reduce the value assigned to certain non-current assets.

Purchase Price Allocation
(in thousands, except per share data)
Outstanding shares prior to Share Exchange Transactions	1,994
Average closing price per share	$5.00

Market value	9,971
Percentage of shares issued to acquirer	80%

Market value issued to acquiror per Share Exchange Agreement	$7,977

Estimated fair value of net assets acquired	$19,224
Less market value issued to acquiror per Share Exchange Agreement	(7,977)

Excess of estimated fair value of net assets acquired over market value	11,247
Less acquisition costs	(747)

Negative goodwill allocated	$10,500

        In the opinion of management, the book value of Opus 360 liabilities and current assets acquired at July 31, 2001 represents estimated fair value as they are generally liquid in nature. The July 31, 2001 book value of purchased software approximates fair value because it was acquired from an unrelated party in May 2001. The July 31, 2001 estimated fair value of capitalized software (relating to completed technology) and other noncurrent assets was based on an independent valuation The third-party valuation firm also provided an opinion on the estimated fair value of the restricted common stock issued by Opus360; such value was used to measure the purchase price in the Share Exchange Transactions. Estimated fair value of net assets acquired principally consisted of the following:

July 31, 2001
(in thousands)
Cash	$13,555
Prepaid expenses and other current assets	1,269
Property, plant and equipment	7,631
Purchased software	2,036
Capitalized software	2,214
Other assets	782

Total assets	27,487
Current liabilities	(8,194)
Other liabilities	(69)

Net assets	$19,224

Purchase Price Allocation

        Negative goodwill of approximately $10.5 million has been allocated on a pro-rata basis to property and equipment ($6.3 million), purchased software ($1.5 million), capitalized software ($1.9 million) and other assets ($0.6 million).

Pro forma information

        The following unaudited pro forma condensed financial data combine the historical combined and consolidated statements of operations of Legacy Artemis and Opus360, giving effect to the Share Exchange Transactions using the purchase method of accounting. The historical statements of operations for Legacy Artemis and Opus360 have been adjusted to conform the pro-forma financial statement presentation of the combined companies. The pro forma combined condensed financial data for the years ended December 31, 2001 and 2000 reflect the transaction as if it had occurred on January 1, 2000.

	Year ended December 31,
	2001	2000
	(In thousands, except per share data) (unaudited)
Condensed combined statement of operations data:
Revenues	$69,372	$77,858

Net loss	(80,956)	(71,905)

Basic and diluted loss per common share	$(0.32)	$(0.29)

Sale of Accountor Oy

        In November 2002, the Company sold its 19.9% interest in Accountor Oy to Pretax Ltd, an unrelated party. Under the terms of the sale, the Company's gross proceeds were $0.8 million less transaction costs and purchase commitments (net of reimbursements) of approximately $0.1 million. The Company's investment in Accountor Oy was carried at less than $0.1 million at the time of sale. Accordingly, the Company's other income for the year ended December 31, 2002 includes a pretax gain of $0.7 million on the sale of Accountor Oy. During 2003, subsequent events occurred that caused adjustments to the purchase price, as provided in the original agreements. The result is the Company's other income for the year ended December 31, 2003 includes a reduction of $0.1 million of the 2002 pretax gain on the sale of Accountor Oy. The final pretax gain on the sale of Accountor Oy is $0.6 million.

Sale of ABC Technologies—France

        In December 2002, the Company sold its interest in ABC Technologies—France to an unrelated party. Under the terms of the sale, the Company collected proceeds of approximately $0.3 million in 2003. Based in Paris, France, ABC Technologies—France was managed by Artemis' French subsidiary. The Company's investment in ABC Technologies was carried at approximately zero at the time of sale. Accordingly, the Company's other income for the year ended December 31, 2002 includes a pretax gain of $0.3 million on the sale of ABC Technologies—France. Based on achieving certain milestones, an additional $0.1 million of contingent consideration was recorded during the year ended December 31, 2003.

Sale of Assets of Software Productivity Research

        In October 2003, the Company entered into an asset purchase agreement for the sale of its Software Productivity Research ("SPR") operations. Total consideration received for the sale of SPR, including liabilities assumed by the buyer, was $0.4 million.

Note 3. Trade Accounts Receivable

        At December 31, 2003, 2002 and 2001, the breakdown of trade accounts receivable was as follows:

	December 31,
	2003	2002	2001
	(in thousands)
Americas	$1,938	$3,354	$1,633
EMEA	10,101	9,477	7,557
Japan	1,383	1,483	1,884
Asia	206	279	391

Total trade receivables, net	$13,628	$14,593	$11,465

        Changes in the allowance for doubtful accounts receivable were as follows:

	For the years ended December 31,
	2003	2002	2001
	(in thousands)
Beginning balance	$(296)	$(223)	$(138)
Provision for doubtful accounts receivable	(79)	(157)	(140)
Write-offs	76	84	55

Ending balance	$(299)	$(296)	$(223)

Note 4. Property and Equipment

        Property and equipment consist of the following:

	December 31,
	2003	2002	2001
	(in thousands)
Computer hardware	$5,402	$5,968	$5,452
Computer software	1,615	1,442	1,598
Leasehold improvements	336	341	354
Furniture and fixtures	1,255	964	409
Other	359	70	106

	8,967	8,785	7,919
Less accumulated depreciation and amortization	(7,775)	(7,197)	(5,194)

Total	$1,192	$1,588	$2,725

Note 5. Intangible Assets

        Identifiable intangible assets consist of the following:

	December 31,
	2003	2002	2001
	(in thousands)
Customer base	$9,163	$9,163	$9,163
Current technologies	5,592	5,592	5,592

	14,755	14,755	14,755
Less accumulated amortization	(8,235)	(4,118)	—

Total	$6,520	$10,637	$14,755

        Intangible assets are amortized on a straight-line basis over their expected useful lives of forty two months. During the fourth quarter of 2001, the Company evaluated the carrying values of its goodwill and identifiable intangible assets. An impairment charge of $43.4 million was recorded in the year ended December 31, 2001. Specifically, the significant decline in business activity generally and in software license revenues following the terrorist attacks on New York City and Washington, DC, as well as the Company's fourth quarter operating and cash flow losses, required an adjustment to the carrying value of long-lived assets. Using discounted cash flow projections of expected returns from these assets, the Company determined that the carrying value of its goodwill and identifiable intangible assets should be reduced to approximately $14.8 million. During the years ended December 31, 2003, 2002 and 2001 approximately $4.1 million, $4.1 million, and $18.8 million, respectively, of goodwill and intangible assets was amortized. Amortization expense incurred in 2001 was prior to the aforementioned impairment of intangible assets in December 2001. Effective January 1, 2002, the Company established a new cost basis for its intangible assets in accordance with SFAS No. 144, and began amortization of such assets over management's new estimated useful economic life of forty-two months. Accordingly, the pre-January 1, 2002 accumulated amortization has been excluded from the table in the preceding paragraph.

        The Company's proprietary products are not protected by patents. However, to protect the Company's intellectual property rights, the Company licenses its software products and requires its customers to enter into license agreements that impose restrictions on their ability to utilize the software or transfer the software to other users. Additionally, the Company seeks to avoid disclosure of its trade secrets through a number of means, including, but not limited to, requiring those persons with access to the Company's proprietary information to execute confidentiality agreements with the Company and restricting access to the Company's source code. In addition, the Company protects its software, documentation, templates and other written materials under trademark, trade secret and copyright laws. Even with all of these efforts, there can be no assurance that such precautions will provide meaningful protection from competition or that competitors will not independently be able to develop similar technology. If, in the future, litigation is necessary to enforce the Company's intellectual property rights, to protect the Company's trade secrets, or to determine the validity and scope of the proprietary rights of others, such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, operating results and/or financial condition. As a result, ultimately, the Company may be unable, for financial or other reasons, to enforce its rights under the various intellectual property laws as described above. In addition, the laws of certain countries in which the Company's products are or may be licensed may not protect the Company's products and intellectual property rights to the same extent as laws of the United States.

        The Company believes that its products do not infringe upon any valid existing proprietary rights of third parties.

Note 6. Debt

        In June 2003, the Company paid off its Note Payable and line of credit with Wells Fargo Foothill ("Foothill") and declined the option to extend the underlying Loan and Security Agreement with Foothill. At December 31, 2003 and 2002, the note payable to Foothill was zero and $0.7 million, respectively.

        In August 2003, the Company agreed to issue a convertible note to Laurus Master Fund, Ltd. ("Laurus") who has extended a revolving line of credit for up to $5 million (the "Laurus Note") to the Company. At December 31, 2003, the Laurus Note bore interest at a rate of 5%. The Laurus Note has a three-year renewable term. Borrowings under the Laurus Note are secured by an interest in the Company's US and United Kingdom eligible accounts receivable, equipment, general intangibles (excluding intellectual property rights), inventories, negotiable collateral, and any other assets that come into the possession of the Company. Borrowings under the line of credit are subject to maintenance of certain covenants including minimum current ratio, tangible net worth, trailing twelve month Earnings Before Interest, Taxes, Depreciation and Amortization, coverage of interest and principal payments and capital expenditure limitations.

        See Note 19 for additional information regarding the Laurus Note.

        Interest paid for the year ended 2003, 2002 and 2001 was approximately $0.1 million, $0.2 million and $0.8 million, respectively.

	December 31,
	2003	2002	2001
	(in thousands)
Liability to Foothill Capital Corporation.	$—	$683	$1,766
Note payable to Proha. Interest rate of 4% annually which is payable on demand.	177	130	423
Finland government installment loans, average effective interest rate of 2.3%, 3.6% and 4.2% for 2003, 2002 and 2001, respectively, payable through September 25, 2006.	365	245	161
Bank Societe Generale term loan due through December 31, 2003, average effective interest rate of 4.0% for 2002 and 4.3% for 2001.	56	127	173
Other long-term liabilities	78	—	95

	$676	$1,185	$2,618
Less current portion of long term debt	(352)	(950)	(1,245)

Long term debt, less current portion	$324	$235	$1,373

Note 7. Commitments

        The Company leases certain facilities and equipment under non-cancelable operating lease agreements. Rent expense for the years ended December 31, 2003, 2002 and 2001 was approximately $3.9 million, $4.2 million and $3.2 million, respectively.

        Future minimum rental commitments for the above operating leases are as follows:

Year ending December 31,	(in thousands)
2004	$3,136
2005	2,783
2006	1,611
2007	159
2008 & Therefter	38

Total	$7,727

        Subsequent to year-end, the Company announced the replacement of its CEO and president. The Company is currently engaged in additional restructuring activities to reduce the corporate infrastructure, streamline the business operations and reorganize product operations. On February 29, 2004, the Company accrued approximately $323,000 in severance and other expenses related to the actions described above.

        The Company has employment agreements and arrangements with its executive officers and certain other key employees. The agreements generally continue until terminated by the executive or the Company, and provide for severance payments, bonuses or other benefits under certain circumstances.

Note 8. Loss Per Common Share

        The following table sets forth the computation of basic and diluted loss per common share:

	For the years ended December 31,
	2003	2002	2001
	(in thousands, except per share amounts)
Numerator:
Net loss	$(7,891)	$(3,948)	$(59,764)

Denominator:
Weighted average outstanding shares of common stock	9,965	9,965	8,816
Dilutive effect of stock options and warrants	—	—	—

Common stock and equivalents	9,965	9,965	8,816

Loss per common share
Basic	$(0.79)	$(0.40)	$(6.78)

Diluted	$(0.79)	$(0.40)	$(6.78)

        Diluted loss per common share for the years ended December 31, 2003, 2002 and 2001 does not include the effect of stock options and warrants (see Note 15) since their effect would be anti-dilutive. Options and warrants outstanding at December 31, 2003, 2002 and 2001 approximated 1.2 million, 1.3 million and 630,000, respectively.

Note 9. Benefit Plans

        The Company has a defined contribution plan ("the Plan") which qualifies under Section 401(k) of the Internal Revenue Code of 1986, as amended. The Plan covers all U.S. employees. Employees may contribute up to 15% of their annual compensation. Employer contributions vest to the participants incrementally over a period of five years. Company contributions to the Plan were zero during the years ended December 31, 2003 and 2002 and $0.1 million during the year ended December 31, 2001.

        The Company also has a defined benefit pension plan covering the employees of its United Kingdom subsidiary. Company contributions are determined based upon a percentage, as determined by an actuary, of an eligible employee's annual salary. Company contributions to the defined benefit pension plan during the years ended December 31, 2003, 2002 and 2001 were $0.2 million, $0.2 million and $0.1 million, respectively.

        Net defined benefit pension cost included the following components:

	For the years ended December 31,
	2003	2002	2001
	(in thousands)
Service cost (benefits earned during the year)	$191	$162	$180
Interest cost on projected benefit obligation	388	322	320
Expected return on plan assets	(311)	(351)	(374)
Amortization of unrecognized actuarial net loss	117	—	—

	$385	$133	$126

        Other pension data follows:

	For the years ended December 31,
	2003	2002	2001
	(in thousands)
Change in Benefit Obligation
Benefit obligation at beginning of year	$6,281	$5,022	$5,399
Effect of changes in foreign currency exchange rate	731	599	(159)
Service cost	191	162	180
Interest cost	388	322	320
Plan participants' contributions	107	94	120
Actuarial loss (gain)	1,030	197	(808)
Benefits paid, net *	207	(115)	(30)

Benefit obligation at end of year	$8,935	$6,281	$5,022

Change in Plan Assets
Fair value of plan assets at beginning of year	$4,108	4,405	4,698
Effect of changes in foreign currency exchange rate	445	498	(139)
Actual return on plan assets	949	(975)	(393)
Employer contribution	249	200	149
Plan participants' contributions	107	94	120
Benefits paid, net *	207	(114)	(30)

Fair value of plan assets at end of year	$6,065	$4,108	$4,405

*
Benefits paid are net of transfers from other pension arrangements.

	December 31,
	2003	2002	2001
	(in thousands)
Reconciliation of Funded Status
Excess of benefit obligation over fair value of plan assets	$(2,870)	$(2,172)	$(617)
Unrecognized prior service cost	—	—	—
Unrecognized net actuarial loss	2,270	1,796	262

Accrued pension benefit cost	$(600)	$(376)	$(355)

        The primary actuarial assumptions used in determining the above pension benefit obligation amounts were as follows:

	For the years ended December 31,
	2003	2002	2001
Discount Rate	5%	6%	6%
Increase in Future Compensation	5%	4%	5%
Annual Rate of Return on Plan Assets	7%	7%	8%

        As permitted by SFAS No. 87, Employers' Accounting for Pensions, actuarial gains and losses are generally not amortized to pension expense in the period in which they arise when the gain/loss is not yet included in the market-related value of plan assets. GAAP allows such deferral accounting in any period in which the beginning-of-the-year unrecognized actuarial net gain or loss does not exceed 10% of the greater of the projected benefit obligation or the market-related value of plan assets.

        For the years ended December 31, 2002 and 2001, the Company's defined benefit pension plan was eligible for the deferral accounting described in the preceding paragraph. Thus pension expense for such years does not include any amortization of the actuarial net change in the market-related value of plan assets.

        The accounting for the Company's defined benefit pension plan described above (the "pension plan") is governed by SFAS No. 87. This pronouncement requires that an additional minimum liability (as defined) be recorded when certain conditions are met at the balance sheet date. Since the Company's unrecognized prior service cost was nil at December 31, 2002 and 2003, such liability must be charged directly to stockholders' equity/deficit as a component of other comprehensive income or loss. Management has recently determined that the Company did not reflect such liability in the 2002 consolidated financial statements included in its December 31, 2003 Form 10-K filed with the SEC on March 30, 2004. The accompanying December 31, 2002 consolidated balance sheet and the consolidated statement of stockholders' equity and comprehensive loss for the year then ended have been restated to reflect an additional minimum pension liability of approximately $1,060,000. This adjustment did not affect the previously reported net loss for either of the two years in the period ended December 31, 2003. The change in such liability from December 31, 2002 to December 31, 2003 (as reported by the independent actuary) is not material; accordingly, no adjustment of the Company's previously issued 2003 consolidated financial statements has been reflected.

        The Company has also revised certain disclosures in the above tables relating to (a) the funded status of the pension plan and (b) the December 31, 2003 fair value of the pension plan's assets. The differences principally resulted from the combination of a mathematical error and misapplication of certain financial-statement disclosure requirements. Since the related amounts were properly reported in the previously issued financial statements, the amended disclosures described in this paragraph did not effect the accompanying consolidated financial statements.

Note 10. Income Taxes

        The components of the income tax expense (benefit) are presented below:

	For the years ended December 31,
	2003	2002	2001
	(in thousands)
Current	$648	$226	$702
Deferred taxes	(349)	254	(10,372)

Total expense (benefit)	$299	$480	$(9,670)

        For the year ended December 31, 2003, current income tax expense consists of approximately $0.7 million of foreign expense and approximately $0.4 million of state benefits. The difference between the total expected tax (benefit) using the federal statutory rate of 34% and the actual tax expense (benefit) for the years ended December 31, 2003, 2002 and 2001 is accounted for as follows:

	For the years ended December 31,
	2003	2002	2001
	(in thousands)
Expected federal income tax benefit at statutory rate of 34%	$(2,581)	$(1,179)	$(23,460)
Effect of permanent differences	(95)	1,447	11,550
State income tax expense (net of federal benefit)	24	133	(1,248)
Acquired temporary differences	—	—	(6,646)
Other	(344)	539	489
Change in valuation allowance	3,295	(611)	9,380
Foreign tax differential	—	151	265

Income tax expense (benefit)	$299	$480	$(9,670)

        Loss before income taxes and minority interest is analyzed as follows:

	For the years ended December 31,
	2003	2002	2001
	(in thousands)
Domestic	$(7,654)	$(2,276)	$(63,325)
Foreign	62	(1,192)	(6,204)

Total loss before income taxes and minority interest	$(7,592)	$(3,468)	$(69,529)

        The components of the net accumulated deferred income tax assets/(liabilities) as of December 31, 2003, 2002 and 2001 are as follows:

	December 31,
	2003	2002	2001
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$9,035	$7,099	$8,849
Stock option expense	2,129	2,129	2,129
Expenses based on issue of stock options	752	752	752
Accumulated depreciation and amortization	—	2,000	2,142
Allowance for doubtful accounts	27	118	449
Accrued expenses	315	401	349

	12,258	12,499	14,670
Deferred tax liabilities:	(380)	(4,236)	(5,543)

Subtotal	11,878	8,263	9,127
Valuation allowance	(12,358)	(9,063)	(9,674)

Net deferred tax liability	$(480)	$(800)	$(547)

        The components of deferred tax liabilities at December 31, 2003, 2002 and 2001 relate primarily to the recording of non-deductible identifiable intangible assets from the acquisition of Legacy Artemis by

Proha in August 2000 and the contribution of businesses to Legacy Artemis by Proha in December 2000.

        Income taxes paid for the years ended December 31, 2003, 2002 and 2001 were less than $0.1 million for each year. The Company has a U.S. federal tax net operating loss carryforward ("NOL") of approximately $23 million at December 31, 2003 that begins expiring in 2009 and U.S. state NOL's with expiration dates ranging from five to 20 years. Foreign NOL's that may be allowed under the tax laws in applicable foreign countries are not significant.

        The utilization of some or all of the domestic NOL's may be severely restricted now or in the future by the change in ownership provisions of Section 382 of the Internal Revenue Code of 1986, as amended. In addition, utilization of the Company's California NOLs for years beginning in 2002 and 2003 has been suspended under state law.

Note 11: Segment and Geographic Information

        Income from operations is assigned by region based upon management responsibility for such items. The Company has redesigned its management responsibilities in early 2004 to cover four geographic areas: Americas, EMEA (Europe, Middle East, and Africa), Japan, and Asia. Each geographic area is managed by an executive vice president of the Company. The following table presents information about the Company's operations by geographic area for each of the years ended December 31, 2003, 2002 and 2001:

  Twelve Months Ended December 31, 2003

	Americas	EMEA	Japan	Asia	Total
	(in thousands)
Revenue:
Software	$2,652	$9,009	$1,157	$468	$13,286
Support	5,275	9,241	1,751	301	16,568
Services	7,715	16,173	3,165	384	27,437

Total revenue	15,642	34,423	6,073	1,153	57,291

Cost of revenue:
Software	134	369	149	25	677
Support	1,577	2,892	522	111	5,102
Services	5,246	12,968	1,718	318	20,250

Total cost of revenue	6,957	16,229	2,389	454	26,029
Gross margin	8,685	18,194	3,684	699	31,262

Operating income (loss)	$(10,265)	$1,047	$1,374	$(248)	$(8,092)

  Twelve Months Ended December 31, 2002

	Americas	EMEA	Japan	Asia	Total
	(in thousands)
Revenue:
Software	$3,746	$9,332	$1,612	$380	$15,070
Support	5,726	8,027	1,733	204	15,690
Services	18,602	15,281	2,990	1,031	37,904

Total revenue	28,074	32,640	6,335	1,615	68,664

Cost of revenue:
Software	228	1,183	305	18	1,734
Support	1,901	3,122	1,360	6	6,389
Services	11,454	10,795	2,294	44	24,587

Total cost of revenue	13,583	15,100	3,959	68	32,710
Gross margin	14,491	17,540	2,376	1,547	35,954

Operating income (loss)	$(6,155)	$1,774	$328	$307	$(3,746)

  Twelve Months Ended December 31, 2001

	Americas	EMEA	Japan	Asia	Total
	(in thousands)
Revenue:
Software	$3,795	$9,094	$1,875	$341	$15,105
Support	5,814	7,648	1,907	143	15,512
Services	16,974	15,437	3,465	1,153	37,029

Total revenue	26,583	32,179	7,247	1,637	67,646

Cost of revenue:
Software	179	1,515	767	61	2,522
Support	2,195	2,945	1,586	(21)	6,705
Services	10,339	10,833	2,273	425	23,870

Total cost of revenue	12,713	15,293	4,626	465	33,097
Gross margin	13,870	16,886	2,621	1,172	34,549

Operating income (loss)	$(63,680)	$(2,172)	$62	$(693)	$(66,483)

          Identifiable assets are assigned by region based upon management responsibility for such items. The following table presents information about the Company's identifiable assets by geographic region:

	December 31,
	2003	2002	2001
	(in thousands)
Americas	$10,477	$19,366	$22,200
EMEA	15,929	16,342	12,659
Japan	2,160	2,313	2,721
Asia	494	984	990

Consolidated	$29,060	$39,005	$38,570

See Note 13 for disclosures regarding major customers.

Note 12. Other Related Party Transactions

        At December 31, 2003 and 2002, the Company had no other receivables due from Proha and in 2001 had $0.2 million due from Proha, which owns approximately 80% of the Company's outstanding common stock. At December 31, 2003 and 2002, the Company had other payables to Proha of $0.2 million and $0.1 million, respectively.

        On March 1, 2004, the Company's wholly-owned subsidiary in Finland, Artemis Finland Oy ("Artemis Finland"), entered into a loan agreement with a financial institution in the amount of approximately $3.1 million. The loan becomes due on March 1, 2006 and accrues interest at 0.5 percentage points above the 3-month Euribor rate per annum, which is payable on a quarterly basis. The loan is secured by cash collateral provided by Proha equal to the loan amount and a security interest in all of Artemis Finland's assets. Artemis and Proha have executed a letter of commitment, whereby Proha agreed to provide the Company sufficient advance notice of its intent to demand the return of its collateral from the financial institution to give the Company a minimum of 90 days to provide additional collateral, if necessary, or repay the loan.

        There are several related party agreements in place between Artemis Finland and Proha or its subsidiaries and investees as further described below:

        During 2002, Artemis Finland incurred $309,000 in fees for certain business consulting, legal and accounting services provided by Proha. In 2001, Artemis Finland incurred a general management fee of $395,000 for management services provided by Proha.

        Additionally, Artemis Finland shares office space with Proha, for which Proha charges Artemis Finland a share of its office-related costs ("Office Allocation Charge"), such as rent, utilities, telecommunication costs, office maintenance and certain other business costs. The Office Allocation Charge was $341,000, $290,000 and $167,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

        Accountor Oy, a provider of accounting and payroll services, which was owned by Proha (80.1%) and Artemis (19.9%) through November 2002 until its sale to an unrelated party, is providing certain bookkeeping, payroll and reporting services ("Service Charge") to Artemis Finland. The Service Charge was $80,000, $82,000 and $93,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

        Intellisoft Oy, an application service provider, which is owned by Proha (80.1%) and Artemis (19.9%), is providing certain application hosting and other services to Artemis Finland and its customers ("ASP Services Fee"). The ASP Services Fee was $254,000, $354,000 and $238,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

        Datamar Oy, a subsidiary of Proha (90%), is providing certain project management and programming services to Artemis Finland ("Management Programming Fee"). The Management Programming Fee charged to Artemis Finland was $229,000, $340,000 and $505,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

        Tesnet Group Oy (formerly Intellitest International Oy), a company partially owned by Proha (35%), provides certain software testing services to Artemis Finland ("Testing Services"). These Testing Services were $225,000, $219,000 and $265,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

        Artemis Finland is a distributor of software products provided by Safran Software Solutions AS ("Safran"), a Norwegian company wholly owned by Proha. The royalty paid by Artemis Finland to Safran was $47,000, $129,000 and $0 for the years ended December 31, 2003, 2002 and 2001, respectively.

        Artemis Finland has provided certain software development services to ProCountor International Oy ("ProCountor"), a company majority owned by Proha (63%). Artemis Finland has charged $0, $17,000 and $0 to ProCountor for such software development services for the years ended December 31, 2003, 2002 and 2001, respectively. ProCountor has also provided certain software development services to Artemis Finland Oy during year 2003 and charged a fee for use of a web-based travel and expense claims program of $11,000 for the year ended December 2003.

        Artemis Finland cooperated with Futura One Oy, a company majority owned by Proha (51%). Artemis Finland has charged $0, $17,000 and $26,000 to Futura One for such software development services for the years ended December 31, 2003, 2002 and 2001, respectively. Artemis Finland has also charged $2,000 to Futura One for accounting services for the year ended December 31, 2003.

        At December 31, 2003, 2002 and 2001, the Company maintained the following equity holdings in joint ventures, which are accounted for under the equity method, with the exception of Scandinavia and the Netherlands, which are accounted for under the cost method. The Company records its equity interest in losses first to the investment balance, then against loans or advances receivable.

		At December 31, 2003			For The Year Ended December 31, 2003
	Percent Held	Investment	Total Investee Assets	Artemis Receivable	Total Investee Revenue	Equity in Net Income (Loss)
		(in thousands)
Metier Scandinavia AS (Norway)	9.9%	$44	$3,871	$189	$5,170	$59
Metier Plancon BV	11.8%	121	620	81	2,900	(65)
DA Management Solutions	29.0%	4	—	—	—	—
Intellisoft Oy	19.9%	—	230	—	1,169	(44)
Changepoint France	40.0%	711	816	—	572	(268)
Other Distributors	0%	—	—	74	—	—

		$880	$5,537	$344	$9,811	$(318)

		At December 31, 2002			For The Year Ended December 31, 2002
	Percent Held	Investment	Total Investee Assets	Artemis Receivable	Total Investee Revenue	Equity in Net Income (Loss)
		(in thousands)
Metier Scandinavia AS (Norway)	9.9%	$44	$4,081	$221	$3,783	$79
Metier International Holdings BV (Holland)	19.0%	121	960	58	3,356	—
Accountor Oy (See note 2) & Intellisoft Oy	19.9%	—	714	—	1,011	(107)
DA Management Solutions	29.0%	4	—	—	—	—
Changepoint France	40.0%	204	909	—	660	(364)
Other Distributors	0%	—	—	143	—	—

		$373	$6,664	$422	$8,810	$(392)

		At December 31, 2001			For The Year Ended December 31, 2001
	Percent Held	Investment	Total Investee Assets	Artemis Receivable	Total Investee Revenue	Equity in Net Income (Loss)
		(in thousands)
Metier Scandinavia AS (Norway)	9.9%	$44	$3,536	$233	$3,035	$41
Metier International Holdings BV (Holland)	19.0%	121	1,325	89	3,517	21
Accountor Oy & Intellisoft Oy	19.9%	168	1,671	—	5,222	(79)
DA Management Solutions	29.0%	4	—	—
Changepoint France	40.0%	—	763	394	626	(345)
Other Distributors	0%		—	353	—	—

		$337	$7,295	$1,069	$12,400	$(362)

        In September 2000, Artemis International France Sarl ("Artemis France") entered into a joint venture agreement (the "Agreement") with the Canadian company Changepoint Corporation ("Changepoint") and established the joint venture, Changepoint France Sarl ("Changepoint France"). Artemis France and Changepoint own 40% and 60% of Changepoint France, respectively. The Agreement provides for a put and call option for Artemis France to sell and Changepoint to purchase the 40% interest held by Artemis France under certain conditions. Management is considering exercising the put option to sell the Company's 40% interest in Changepoint France to Changepoint for an amount equal to its investment in Changepoint France. As of December 31, 2003 the total investment, including advances due to Artemis France is approximately $1.7 million. The above December 31, 2003 table excludes the Company's advances to Changepoint France.

        The Company has restated its comprehensive loss for the year ended December 31, 2003 to reduce it by approximately $357,000 in order to correct the foreign currency translation adjustment relating to its investment in Changepoint France. Such adjustment did not affect the previously reported net loss for any year presented in the accompanying consolidated statements of operations.

Note 13. Concentration of Credit Risk

        During the years ended December 31, 2003, 2002 and 2001, one client, Lockheed Martin Corporation, accounted for approximately $5.7 million (about 10%), $12.3 million (about 18%) and

$8.1 million (about 12%), respectively, of consolidated revenue. Substantially all of this revenue was generated in the United States.

	2003	2002	2001
	(in thousands)
Americas	$1,938	$3,354	$1,633
EMEA	10,101	9,477	7,557
Japan	1,383	1,483	1,884
Asia	206	279	391

Total trade receivables, net	$13,628	$14,593	$11,465

        The Company generally does not require collateral from its customers.

Note 14. Stockholders' Equity

        Proha contributed various subsidiaries, valued at $0.4 million to Legacy Artemis on January 3, 2001. During the year ended December 31, 2001, Proha cancelled shares it had issued to Legacy Artemis, resulting in a decrease of approximately $2.8 million in additional paid in capital.

        On July 31, 2001, the date Opus360 was acquired by Legacy Artemis, Opus360 had approximately 2 million shares of common stock outstanding. Stockholders' equity has been retroactively restated to reflect the shares issued by Opus360 in connection with the Share Exchange Agreement (See Note 1). The retroactively restated shares reflect the combined amount of shares issued to Proha in connection with both the first tranche of approximately 3.0 million shares and the second tranche of approximately 5 million shares totaling approximately 8.0 million shares. The shares newly issued by Opus360 were valued at approximately $8.0 million and represented the purchase price.

        The Company's aggregate common shares outstanding on a retroactively restated basis at December 31, 2003 of approximately 10 million includes the historical Opus360 2.0 million shares and the additional Opus360 shares issued in connection with the acquisition. (See Notes 1 and 2.)

        During the year ended December 31, 2002 the Company recovered certain notes and accounts receivable, carried at approximately $0.6 million, which had been written off prior to the Company's reverse merger transaction. Since the recovered amounts had not been included in the calculation of net assets in conjunction with the original accounting for the merger, the recoveries were recorded as adjustments to the Company's additional paid in capital.

        During the year ended December 31, 2003 the Company entered into a Security Agreement, Secured Convertible Note, Registration Rights Agreement and Common Stock Purchase Warrant, with Laurus; see Note 19. These warrants resulted in an increase in additional paid in capital of $0.2 million.

Note 15. Stock Options and Warrants:

Stock Options

        The Company has granted options to purchase the Company's restricted common stock under various plans to employees and directors. All stock option plans are administered by the Compensation Committee of the Board of Directors, which determines the terms of the options granted, including the exercise price, the number of shares subject to option, and the vesting period. Options generally vest over terms of three to five years and have a maximum life of ten years.

        The stock option plans adopted by Opus360 prior to the consummation of the Share Exchange Transactions, and the related stock options continue in full force and effect. Even though Legacy Artemis is the acquiror for accounting purposes in the Share Exchange Transactions, Opus360 as a legal entity survived the consummation of such transaction. Options granted under Opus 360 plans are redeemable in the common stock of Artemis. The following description of the Company's stock option plans reflects the stock option plans of Opus 360 and Legacy Artemis prior to the merger, and the status of the following plans after July 31, 2001.

  •
  The 1998 Stock Option Plan (the "1998 Plan") provided for the issuance of 0.2 million options. Options granted, exercised or cancelled under the plan are 0.2 million, 35,500 and 0.2 million, respectively, leaving approximately 0.2 million options available under the plan and 40,000 outstanding as of December 31, 2003. As options become available due to cancellation and forfeiture, they are added to the pool of options available for grant under the 2000 Stock Option Plan.

  •
  The 2000 Stock Option Plan (the "2000 Plan") provides for the granting of incentive and non-qualified stock options to employees, board members and advisors. When the 2000 Plan was adopted in March of 2000 it provided for the issuance of 0.3 million options. However, the 2000 Plan includes scheduled increases in options available for grant equal to 5% of the Company's outstanding common stock to a maximum of 1.2 million options. On January 1, 2003 the 2000 Plan reached the maximum of 1.2 million options available for grant. In addition, 0.2 million options granted under the 1998 Plan and subsequently cancelled are available for grant under the 2000 Plan. Options granted, exercised and cancelled under the 2000 Plan are 0, 619 and 360,000 respectively, leaving 460,000 options available under the 2000 Plan, including the cancelled 1998 Plan options, and approximately 900,000 options outstanding as of December 31, 2003.

  •
  The 2000 Non-Employee Directors' Plan (the "Non-Employee Directors Plan") provides for automatic, non-discretionary grants of up to 45,000 non-qualified stock options to non-employee board members. Approximately 1,000 options have been cancelled and 41,000 options granted under the Non-Employee Directors Plan remain outstanding at December 31, 2003.

  •
  The Company assumed non-qualified stock options granted to certain key former employees of Opus360. Approximately 47,000 of these stock options with an exercise price of $250 are outstanding and exercisable as of December 31, 2003. The options are exercisable until February 2010.

  •
  The Company also assumed non-qualified stock options granted to other employees of Opus360 who became Artemis employees after the Share Exchange Transactions. At December 31, 2003, approximately 4,000 of the options with a weighted average exercise price of $146.25 remained outstanding.

Warrants

        There were 127,588 warrants to purchase Company common stock outstanding and exercisable at December 31, 2003. Of those, 125,000 warrants, with exercise prices of $3.41, $4.10, and $4.78 per share, respectively were issued to Laurus (see Note 19). The warrant permits Laurus to purchase up to 50,000, 50,000, and 25,000 shares of the Company's restricted common stock for the respecting exercise prices stated above. The warrant exercise prices and the number of shares underlying the warrant are subject to anti-dilution adjustments for stock splits, combinations and dividends.    The term of the warrants is ten years. The exercise prices of the remaining warrants range from $20.75 to $46.25 and they expire in 2004 through 2006.

        The following tables summarize information concerning outstanding options and warrants at December 31, 2003:

	Stock Options and Warrants	Weighted Average Exercise Price
	(In thousands)
Outstanding at December 31, 2001	630	$71.01
Granted	836	1.43
Exercised	—	—
Cancelled	(156)	51.49

Outstanding at December 31, 2002	1,310	28.88
Granted	125	3.95
Exercised	(3)	1.50
Cancelled	(263)	19.37

Outstanding at December 31, 2003	1,169	28.33

Exercisable at December 31, 2001	413

Exercisable at December 31, 2002	466

Exercisable at December 31, 2003	712

		Options and Warrants Outstanding			Options and Warrants Exercisable
Range of Exercise Prices		Number Outstanding at December 31, 2003	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number Exercisable at December 31, 2003	Weighted Average Exercise Price
		(In thousands)			(In thousands)
$—	$27.50	1,016	5.4	$2.24	561	$2.90
27.50	55.00	3	4.7	39.19	3	39.14
55.00	82.50	8	6.7	70.89	7	71.76
82.50	110.00	36	6.6	94.40	36	94.40
110.00	137.50	3	6.4	123.50	3	123.50
220.00	247.50	9	6.2	227.75	8	227.75
247.50	275.00	94	6.1	260.19	94	260.23

		1,169	5.5	28.33	712	45.37

Note 16. Contingencies/Litigation

        As previously reported, on April 6, 2001, a putative class action lawsuit captioned Charles Bland vs. Opus360 Corporation, et al., 01 Civ. 2938, was filed in the United States District Court for the Southern District of New York (the "Court"). Ten similar putative class actions also were filed in the Court. By Order dated August 10, 2001, the Court consolidated all eleven actions, and on September 24, 2001, the plaintiff served a consolidated amended class action complaint (the "Amended Complaint"). The Amended Complaint was brought on behalf of all persons who acquired securities of the Company between April 7, 2000, and March 20, 2001. Named as defendants in the Amended Complaint were the Company, ten current and former officers and directors of the Company, the underwriters of the Company's initial public offering ("IPO") and two shareholders who sold stock in a secondary offering concurrent with the IPO. The Amended Complaint alleged that, among other things, the plaintiff and members of the proposed class were damaged when they acquired securities of the Company because false and misleading information and material omissions in the registration statement relating to the IPO and the secondary offering caused the price of the Company's securities to be artificially inflated. The Amended Complaint asserted violations of Sections 11, 12(a)(2), and 15 of the Securities Act of 1933. Damages in unspecified amounts and certain rescission rights were sought.

        In October 2001, the Company and all other defendants filed motions to dismiss the Amended Complaint. By Opinion and Order dated October 2, 2002, the Court granted all of the motions and dismissed the Amended Complaint, but granted plaintiffs leave to serve a second consolidated amended class action complaint (the "Second Amended Complaint"). On October 30, 2002, plaintiffs served their Second Amended Complaint, which contained allegations similar to those in the Amended Complaint. The defendants, including the Company, moved to dismiss the Second Amended Complaint on December 31, 2002. Before the motion was heard, the parties reached an agreement in principle to settle all claims asserted and any claims that could have been asserted in this litigation.

        On June 18, 2003 the Company announced that it had signed an agreement for the settlement and release of all claims against Artemis and those certain officers and directors and the underwriters in the Second Amended Complaint. The Court approved the settlement on October 10, 2003. The settlement became final on November 12, 2003. The Company's insurer covered substantially all of the $550,000 in total settlement costs. The settlement should in no event be construed or deemed to be evidence of or an admission or concession on the part of the Company or any individually named defendant officer and director with respect to any claim of any fault or liability or wrongdoing or damage whatsoever.

Note 17. Quarterly Financial Data (Unaudited)

        The following table sets forth certain unaudited quarterly consolidated financial data for each of the eight quarters in the two-year period ended December 31, 2003. In the opinion of the Company's management, this unaudited information has been prepared on the same basis as the audited consolidated financial statements contained herein and includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the information set forth therein when read in conjunction with the consolidated financial statements and notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period.

	Quarter Ended
	Dec. 31 2003	Sept. 30 2003	Jun. 30 2003	Mar. 31 2003
	(In thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$13,961	$13,667	$13,468	$16,195
Operating loss	(1,949)	(1,639)	(3,669)	(835)
Net loss	(1,605)	(1,376)	(4,002)	(908)
Basic loss per common share:	(0.16)	(0.14)	(0.40)	(0.09)
Shares used in computing basic and diluted loss per common share	9,965	9,965	9,965	9,965

	Quarter Ended
	Dec. 31 2002	Sept. 30 2002	Jun. 30 2002	Mar. 31 2002
	(In thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$19,546	$15,790	$17,592	$15,736
Operating income (loss)	16	(1,788)	(334)	(1,640)
Net income (loss)	554	(1,786)	(603)	(2,113)
Basic earnings (loss) per common share:	0.06	(0.18)	(0.06)	(0.21)
Shares used in computing basic and diluted earnings (loss) per common share	9,965	9,965	9,965	9,965

Note 18. Report on Audit of the Company's December 31, 2001 Financial Statements

        On January 28, 2003, the Company dismissed its independent accountants, KPMG LLP ("KPMG"), and engaged the services of Squar Milner Reehl & Williamson LLP ("Squar Milner") as the Company's new independent accountants for its fiscal year ended December 31, 2002. The Audit Committee of the Company's Board of Directors approved the dismissal of KPMG and the appointment of Squar Milner. The dismissal was not due to a difference of opinion with respect to any accounting principles or practices, financial statement disclosures, audit scope or audit procedure. Rather, KPMG was dismissed because fees charged to the Company were considered excessive and the level of service provided to the Company was considered unsatisfactory.

        KPMG subsequently informed management that it would not authorize the Company to include KPMG's audit report on the Company's 2001 financial statements in the Company's annual report on Form 10-K for 2002. In response, management labeled all 2001 financial statements and related data included in its December 31, 2002 Form 10-K as "unaudited." In addition, management engaged Squar Milner to"re-audit" the Company's December 31, 2001 consolidated financial statements. While the re-audit by Squar Milner of the Company's December 31, 2001 consolidated financial statements is now complete, the Company has decided not to file an amendment to its December 31, 2002 Form 10-K as previously disclosed, which would require obtaining the consents of certain predecessor auditors to re-issue their audit reports on the Company's financial statements for the year ended December 31, 2000. The Company has not obtained such consents, and instead has included all relevant 2001 financial information in this annual report on Form 10-K for the year ended December 31, 2003. Publishing such information in this report allows the Company both to file expeditiously and make public the most current financial information, and to maximize the Company's limited staffing and financial resources.

Note 19. Long-Term Debt and Revolving Credit Facility

        In June 2003, the Company paid off its Note Payable and Line of Credit held with Foothill and declined the option to extend the underlying Loan and Security Agreement with Foothill.

        On June 30, 2003, the Company obtained a bridge loan of $3.5 million from Proha, accruing interest at 4.75% per annum, which was fully repaid by the Company during the quarter ended September 30, 2003.

        On August 14, 2003, the Company entered into a Security Agreement, Secured Convertible Note, Registration Rights Agreement and Common Stock Purchase Warrant, with Laurus. Such agreements were filed with the SEC under cover of Form 8-K dated August 15, 2003. Pursuant to the agreements, the Company received a $5.0 million revolving credit facility in the form of a three-year Convertible Note secured by a security interest in all of the Company's property and assets located in the United States (US) and the United Kingdom (UK), except for intellectual property rights. Borrowings under the revolving credit facility are based on the balance of eligible trade accounts receivable reported by the Company's operating entities in the US and the UK. Advances on the Convertible Note may be repaid at the Company's option, in cash or through the issuance of the Company's shares of restricted common stock. For the first six months, the Convertible Note will bear interest at a rate equal to the greater of (i) the Prime Rate (as defined) plus three quarters of a percent, or (ii) 5% per annum. Thereafter, the interest rate will be the Prime Rate less zero to 1,250 basis points depending on the average fair market value (as defined) of the Company's common stock. In addition, the Company is required to pay a collateral management payment of 0.075% of the average aggregate outstanding balance during the month plus an unused line payment of 0.40% per annum. The Laurus credit facility automatically renews every three years unless cancelled by the Company or Laurus. An early termination fee of up to $100,000 will be payable if the facility is terminated prior to August 13, 2006. The facility also provides the Company the flexibility to access additional funds above what is available based upon eligible trade accounts receivable ("Overadvances"). Overadvances accrue interest at a rate of 0.25% per month. At December 31, 2003, the outstanding balance under the revolving credit facility was $3.5 million, of which approximately $2.1 million is considered Overadvances. The net proceeds were used to repay a bridge loan provided by Proha and for general working capital needs.

        On August 20, 2003 and September 29, 2003, the Company received waiver letters from Laurus extending the Overadvance through November 28, 2003, in exchange for $63,000 in cash. On December 2, 2003, the Company agreed with Laurus to further extend the Overadvances through February 28, 2004, in exchange for amending the Secured Convertible Note as described further below. The Company has not repaid the Overadvances on the due date and is currently in discussion with Laurus to further extend such Overadvances.

        Under the original agreements, Laurus has the right to convert all or any portion of the outstanding principal amount and/or accrued interest and fees due and payable into shares of the Company's restricted common stock at a conversion price of $2.73 per share (the Fixed Conversion Price). The Fixed Conversion Price may only be adjusted upwards and upon certain conditions. Conversion rights limit Laurus' beneficial ownership in the Company to 2.5%. If the Company's common stock trades on a principal market at a price greater than $3.14 or 115% of the Fixed Conversion Price for at least eleven consecutive trading days, the Company has the option to require conversion of all or a portion of the outstanding principal amount and/or accrued interest and fees due at the Fixed Conversion Price. This right is subject to certain trading volume limitations and the 2.5% beneficial ownership limitation noted above. The Fixed Conversion Price is subject to anti-dilution adjustments for stock splits, combinations and dividends.

        On December 2, 2003, the Company amended the Secured Convertible Note ("Amendment No.1") in exchange for extending the time to repay the Overadvances through February 28, 2004. Under Amendment No.1 the Company waived the Fixed Conversion Price at which Laurus can convert the debt to receive the first 190,000 shares of common stock, setting the conversion price to $1.45 per share and resetting the fixed conversion price for conversion thereafter to $1.81 per share.

        Also under the original agreements, the Company was obligated to file a registration statement with the SEC by September 15, 2003 to register the Company's restricted common stock, which may be issued as described herein. The Company is currently seeking a waiver from Laurus to extend such filing date, and may incur liquidated damages (maximum: 2% of the original principal amount of $5 million for each thirty-day period beyond the contractual deadline) as a result of the delinquent filing of such registration statement. Because of this technical default, the Company has reported its entire $3.5 million indebtedness to Laurus as a current liability at December 31, 2003. If and when an appropriate waiver is received from Laurus, such liability will be re-classified as long-term; the contractual due date is August 2006.

        In conjunction with the original transaction, Laurus was paid a fee of $175,000 and received a ten-year transferable warrant to purchase a maximum of 125,000 shares of the Company's restricted common stock. The estimated fair value of the warrant of approximately $237,000 has been treated as additional interest expense and is being amortized over the three-year life of the revolving credit facility, unless sooner terminated. The fair value of the warrant was estimated based on the following assumptions: expected volatility: 272%; dividends: zero; risk free interest rate: 2.6%; and expected life of the warrant: 5 years. The warrant permits Laurus to purchase up to 50,000, 50,000, and 25,000 shares of the Company's restricted common stock at exercise prices of $3.41, $4.10, and $4.78 per share, respectively. The warrant exercise price and the number of shares underlying the warrant are subject to anti-dilution adjustments for stock splits, combinations and dividends. Loan proceeds have been allocated to the Laurus warrant using the relative fair value method of APB No. 14.

        On March 1, 2004, the Company's wholly-owned subsidiary in Finland, Artemis Finland Oy ("Artemis Finland"), entered into a loan agreement with a financial institution in the amount of approximately $3.1 million. The loan becomes due on March 1, 2006 and accrues interest at 0.5 percentage points above the 3-month Euribor rate per annum, which is payable on a quarterly basis. The loan is secured by cash collateral provided by Proha equal to the loan amount and security interest in substantially all of Artemis Finland's assets. Artemis and Proha have executed a letter of commitment, whereby Proha agrees to provide the Company sufficient advance notice of its intent to demand the return of its collateral from the financial institution to give the Company a minimum of 90 days to provide additional collateral, if necessary, or repay the loan.

Note 20. Event Subsequent to the March 2, 2004 Date of the Report of the Independent Registered Public Accounting Firm (Unaudited)

        On June 16, 2004 (the "Closing Date"), the Company completed a private placement of $9.0 million of convertible preferred stock. In connection with the private placement, the Company issued an aggregate of 4,090,909 shares of convertible preferred stock to certain accredited investors (the "Series A Holders"), priced at $2.20 per share, each of which is convertible into one share of restricted common stock.

        In addition, the Company issued to the Series A Holders (i) 5-year warrants to purchase an aggregate of 409,090 shares of restricted common stock at an exercise price of $2.64 per share that vest and became exercisable on the issuance date and (ii) 210-day warrants (the "Additional Warrants") (a) that are exercisable only in the event that, the Six Month Price (as defined below) is less than $2.20 and (b) to purchase a variable number of shares of restricted common stock at $.01 per share based upon the Six Month Price. The number of issuable shares will be determined by the "Six Month Price" which is defined as the greater of $1.75 or the lowest average closing price of the common stock of the Company for any 15 consecutive day period during the six-month period immediately following the Closing Date. The maximum number of shares issuable for the Additional Warrants is approximately 1,058,000 shares.

        Proceeds from the financing will be used for (i) working capital, (ii) the repayment of debt, and (iii) to strengthen the Company's balance sheet. $2,157,630 of the proceeds were transferred on behalf of Artemis directly to Laurus to pay off the over-advance portion due to Laurus under the line-of-credit. In addition, $2,342,370 of proceeds were placed into escrow for a thirty-day period subject to the satisfaction of certain conditions set forth in the Escrow Agreement.

        The Series A Holders (i) are entitled to one vote per share on all matters upon which holders of Common Stock are entitled to vote, (ii) have certain voting consents and (iii) so long as at least twenty-five percent of the shares of preferred stock are outstanding, have the right to elect one member of the board of directors of the Company.

        The Company is obligated to file a registration statement with the SEC by July 16, 2004 to register the restricted common stock, which may be issued as described above.

ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share amounts)

ASSETS

	March 31, 2004	December 31, 2003 (As Restated)
	(Unaudited)
Current assets:
Cash and cash equivalents	$5,020	$2,593
Trade accounts receivable, net of allowance for doubtful accounts of approximately $269 at March 31, 2004 and $299 at December 31, 2003	10,847	13,628
Other accounts receivable	333	839
Prepaid expenses	1,498	1,123
Other current assets	439	694

Total current assets	18,137	18,877
Property and equipment, net of accumulated depreciation and amortization of $7,821 at March 31, 2004 and $7,775 at December 31, 2003	1,104	1,192
Intangible assets, net of amortization of $9,265 at March 31, 2004 and $8,235 at December 31, 2003	5,490	6,520
Investment in affiliates and other assets	1,768	1,769

Total assets	$26,499	$28,358

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$3,618	$5,024
Accrued liabilities	5,432	5,222
Accrued payroll and related taxes	5,473	6,682
Deferred revenue	8,273	7,227
Line of credit, net	3,987	3,386
Current portion of long-term debt	361	352

Total current liabilities	27,144	27,893
Accrued pension and other liabilities	2,815	2,834
Deferred taxes	480	480
Long-term debt, less current portion	3,387	324

Total liabilities	33,826	31,531
Commitments and contingencies
Stockholders' deficit:
Preferred stock, $0.001 par value, 25,000,000 shares authorized, none issued or outstanding	—	—
Common stock, $0.001 par value, 500,000,000 shares authorized, 9,965,018 shares issued and outstanding for March 31, 2004 and December 31, 2003	10	10
Additional paid-in capital	81,070	81,070
Accumulated deficit	(86,886)	(82,991)
Accumulated other comprehensive loss	(1,521)	(1,262)

Total stockholders' deficit	(7,327)	(3,173)

Total liabilities and stockholders' deficit	$26,499	$28,358

The accompanying notes are an integral part of these condensed consolidated financial statements

ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Three Months Ended March 31,
	2004	2003
	(Unaudited)
Revenue:
Software	$2,796	$4,610
Support	4,399	4,294
Services	6,421	7,291

	13,616	16,195

Cost of revenue:
Software	91	260
Support	1,478	1,343
Services	4,736	5,624

	6,305	7,227

Gross margin	7,311	8,968
Operating expenses:
Selling and marketing	3,844	3,963
Research and development	2,067	2,142
General and administrative	2,677	2,669
Amortization expense	1,029	1,029
Restructuring charge	1,247	—

	10,864	9,803

Operating loss	(3,553)	(835)
Interest expense, net	91	26
Other (income), net	(156)	(3)
Foreign exchange (gain) loss	104	(54)

	39	(31)

Loss before income taxes	(3,592)	(804)
Income tax expense	300	104

Net loss	$(3,892)	$(908)

Loss per common share:
Basic	$(0.39)	$(0.09)

Diluted	$(0.39)	$(0.09)

Weighted average common shares used in computing loss per common share	9,965	9,965

The accompanying notes are an integral part of these condensed consolidated financial statements

ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Three Months Ended March 31,
	2004	2003
	(Unaudited)
Cash flow from operating activities:
Net loss	$(3,892)	$(908)
Adjustments to reconcile net loss to net cash provided by or used in operating activities:
Depreciation and amortization	1,268	1,345
Loss on disposition of assets	(93)	—
Changes in operating assets and liabilities:
Decrease in trade accounts receivable	2,781	4,748
Decrease in prepaid expenses and other assets	1,089	400
(Decrease) increase in deferred revenues	1,046	(852)
Decrease in accounts payable, accrued liabilities, and other liabilities	(3,129)	(3,346)

Net cash provided by (used in) operating activities	(930)	1,387

Cash flow from investing activities:
Capital expenditures, net	(57)	(264)

Net cash used in investing activities	(57)	(264)

Cash flow from financing activities:
Net borrowings (repayments) on lines of credit	601	(1,260)
Principal borrowings (payments) of debt and capital leases	3,072	(359)

Net cash provided by (used in) financing activities	3,673	(1,619)

Effect of exchange rate changes on cash and cash equivalents	(259)	108

Net increase (decrease) increase in cash and cash equivalents	2,427	(388)
Cash and cash equivalents at the beginning of the period	2,593	7,766

Cash and cash equivalents at the end of the period	$5,020	$7,378

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$7	$41

Cash paid for income taxes	$322	$148

The accompanying notes are an integral part of these condensed consolidated financial statements

ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(all tabular amounts in thousands except per share amounts)

Note 1. Organization

        Artemis International Solutions Corporation and Subsidiaries, ("Artemis" or the "Company") is a provider of enterprise-based portfolio, project and resource management software solutions. Artemis' solutions consist of scalable client/server and Web-based applications, and are supported by consulting services and an international distribution network of 50 offices in 47 countries. Artemis has aligned its customer facing functions of sales, consulting, marketing and strategic alliances to seven key vertical markets, (i) Aerospace and Defense, (ii) Energy and Telecom, (iii) Pharmaceuticals, (iv) Government, (v) Financial Services (vi) Automotive and (vii) High Technology. Product management and research and development efforts are focused on developing solutions to meet the needs of these markets. Proha Plc ("Proha"), a Finnish corporation, owns approximately 80% of the outstanding common stock of Artemis.

Note 2. Basis of Presentation and Going Concern Considerations

        The accompanying condensed consolidated financial statements of Artemis, which include the accounts of its wholly-owned subsidiaries for the three month periods ended March 31, 2004 and 2003 and the related footnote information are unaudited and have been prepared on a basis substantially consistent with the Company's audited consolidated financial statements as of December 31, 2003 contained in the Company's annual report on Form 10-K, as filed with the Securities and Exchange Commission (the "Annual Report"). The December 31, 2003 balance sheet included herein reflects certain reclassification adjustments consistent with the presentation of the balance sheet at March 31, 2004. All significant intercompany transactions have been eliminated. Equity investments in which Artemis owns at least 20% of the voting securities, or exercises significant influence over, (either individually or in concert with Proha) are accounted for using the equity method. Investments in which the Company owns less than 20% and is not able to exercise significant influence over the investee are accounted for under the cost method of accounting.

        The Company's independent public accountants have included a "going concern" explanatory paragraph in their audit report on the December 31, 2003 consolidated financial statements, which have been prepared assuming that the Company will continue as a going concern. The accompanying condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. At March 31, 2004, the Company's current liabilities exceeded current assets by $9.0 million and the Company reported a cash balance of $5.0 million. Operating cash flow was negative $0.9 million for the three months ended March 31, 2004. In order to improve its cash availability, the Company entered into a $5.0 million asset-based lending facility with Laurus Master Fund, Ltd ("Laurus") in August 2003. In addition to the aforementioned facility, the Company's wholly-owned subsidiary in Finland, Artemis Finland Oy ("Artemis Finland"), entered into a loan agreement with a financial institution in the amount of approximately $3.1 million to cover its short-term cash needs. The Company also has other lending facilities available to certain of its subsidiaries, such as in Japan and France. In addition to the lending facilities available to the Company, management has taken some steps to reduce and defer discretionary spending to more closely match expenses with actual and projected revenues. In late 2002, the Company decided to start divesting certain non-core investments and operations to focus on its core expertise in enterprise portfolio and project management. This resulted in the sale of its 19.9% interest in Accountor Oy (Finland), ABC Technologies Sarl (France) and its Software Productivity Research operations (US) in November 2002, December 2002 and October 2003, respectively. During 2003, the Company also initiated discretionary restructuring activities that included workforce reductions and other cost reductions to respond to the weakening of certain of the Company's markets, increased operating losses and negative cash flow from operations. Because certain of the Company's key operating metrics did not improve in late 2003, the Company adopted a nondiscretionary restructuring plan (see Note 11) that was implemented and communicated to the employees affected by the related workforce reductions during the quarter ended March 31, 2004.

        The Company is also actively seeking additional capital resources through equity financing and other arrangements to fund strategic initiatives and further strengthen its global presence. Additional equity financing may be dilutive to the Company's stockholders. The Company's capital requirements depend on numerous factors, including the rate of market acceptance of the Company's products and services, the

        Company's ability to service its customers, the Company's ability to maintain and expand its customer base, the level of resources required to expand the Company's marketing and sales organization, research and development activities and other factors.

        These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto contained in the Company's Annual Report. In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (which, except as described elsewhere herein, consisted only of normal recurring adjustments) which management considers necessary to present fairly the financial position of the Company at March 31, 2004 and the results of operations and cash flows for the three months ended March 31, 2004 and 2003. The results of operations for the three months ended March 31, 2004 are not necessarily indicative of the results anticipated for the entire year ending December 31, 2004.

        The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions regarding revenue recognition, and the recoverability of intangible assets that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

        On February 7, 2003, the Company effected a one for twenty-five reverse stock split of its outstanding common stock. All information regarding common stock, stock options, warrants and related per share amounts has been retroactively restated within this report to reflect the reverse stock split.

Note 3. Stock-Based Employee Compensation

        The Company has several stock-based employee compensation plans. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No.25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in the statements of operations as all options granted under those plans had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. Statement of Financial Accounting Standards ("SFAS") No. 148, Accounting for Stock-Based Compensation Transition and Disclosure, an Amendment of FASB Statement No. 123, provides alternative methods for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation as described in SFAS No. 123 Accounting for Stock-Based Compensation. This standard also requires additional disclosure related to stock-based employee compensation in annual and interim financial reporting. This standard is generally effective for fiscal years ended after December 15, 2002 and did not have any impact on our condensed consolidated financial statements except for the tabular disclosure presented below. The following table illustrates the effect on loss and loss per common share as if the Company had applied the fair value recognition provisions of SFAS No. 123 for all of its stock-based employee compensation plans.

	Three Months Ended March 31,
	2004	2003
	(Unaudited)
Net loss as reported	$(3,892)	$(908)
Less: Total stock-based employee compensation expense determined under Black-Scholes option pricing model	(139)	(322)

Pro forma net loss	$(4,031)	$(1,230)

Basic and diluted loss per common share
As reported	$(0.39)	$(0.09)

Pro forma	$(0.40)	$(0.12)

Note 4. Significant Recent Accounting Pronouncements

        In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." The primary objectives of FIN No. 46 are to provide guidance on the identification of entities for which control is achieved through means other than voting rights (variable interest entities, or "VIEs"), and how to determine when and which business enterprise should consolidate the VIE. This new model for consolidation applies to an entity for which either: (a) the equity investors do not have a controlling financial interest; or (b) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN No. 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. As amended in December 2003, the effective dates of FIN No. 46 for public entities that are not small business issuers are as follows: (a) For interests in special-purpose entities: the first period ended after December 15, 2003; and (b) For all other types of VIEs: the first period ended after March 15, 2004. Management has determined that the Company does not have any VIEs, and there is no impact on its consolidated financial statements.

        In April 2003, the FASB issued SFAS No. 149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities," which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. This pronouncement is effective for contracts entered into or modified after June 30, 2003 (with certain exceptions), and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company's consolidated financial statements.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity, and is effective for public companies as follows: (i) in November 2003, the FASB issued FASB Staff Position ("FSP") FAS 150-03 ("FSP 150-3"), which defers indefinitely (a) the measurement and classification guidance of SFAS No. 150 for all mandatorily redeemable non-controlling interests in (and issued by) limited-life consolidated subsidiaries, and (b) SFAS No. 150's measurement guidance for other types of mandatorily redeemable non-controlling interests, provided they were created before November 5, 2003; (ii) for financial instruments entered into or modified after May 31, 2003 that are outside the scope of FSP 150-3; and (iii) otherwise, at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS No. 150 on the aforementioned effective dates. The adoption of this pronouncement did not have a material impact on the Company's results of operations or financial condition.

        In December 2003, the FASB issued a revision of SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. This pronouncement ("SFAS No. 132-R") expands employers' disclosures about pension plans and other post-retirement benefits, but does not change the measurement or recognition of such plans required by SFAS No. 87, No. 88. or No. 106. SFAS No. 132-R retains the existing disclosure requirements of SFAS No. 132, and requires certain additional disclosures about defined benefit post-retirement plans. The defined benefit pension plan of the Company's United Kingdom subsidiary is the Company's only defined benefit post-retirement plan. Except as described in the following sentence, SFAS No. 132-R is effective for foreign plans for fiscal years ending after June 15, 2004; after the effective date, restatement for some of the new disclosures is required for earlier annual periods. Some of the interim-period disclosures mandated by SFAS No. 132-R (such as the components of net periodic benefit cost, and certain key assumptions) are effective for foreign plans for quarters beginning after December 15, 2003; other interim-period disclosures will not be required for the Company until the first quarter of 2005. The Company is presently evaluating the effect of SFAS No. 132-R on its financial statement disclosures.

        Other recent accounting pronouncements issued by the Financial Accounting Standards Board (including the Emerging Issues Task Force), the American Institute of Certified Public Accountants and the Securities and Exchange Commission (the "SEC"), did not or are not believed by management to have a material impact on the Company's present or future consolidated financial statements.

Note 5. Basic and Diluted Loss Per Common Share

        The Company calculates earnings or loss per common share in accordance with SFAS No. 128, Earnings Per Share. Accordingly, basic loss per common share excludes dilution for potentially dilutive securities and is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted loss per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

        The following table sets forth the computation of basic and diluted loss per common share:

	Three Months Ended March 31,
	2004	2003
	(Unaudited)
Numerator:
Net loss	$(3,892)	$(908)

Denominator:
Weighted average outstanding shares of common stock	9,965	9,965

Note 6. Comprehensive Loss

        Comprehensive loss consists of net income or loss, adjusted for other increases or decreases affecting stockholders' equity that are excluded in the determination of net income or loss. The calculation of comprehensive loss for the three months ended March 31, 2004 and 2003 is as follows:

	Three Months Ended March 31,
	2004	2003
	(Unaudited)
Net loss	$(3,892)	$(908)
Translation gain (loss)	(259)	108

Comprehensive net loss	$(4,151)	$(800)

Note 7. Segment and Geographic Information

        Income from operations is assigned by region based upon management responsibility. The following unaudited table presents financial information about the Company's operations by geographic region:

Three Months Ended March 31, 2004

	Americas	EMEA	Japan	Asia	Total
Revenue:
Software	$555	$1,853	$211	$177	$2,796
Support	1,241	2,628	468	62	4,399
Services	1,182	4,449	555	235	6,421

Total revenue	2,978	8,930	1,234	474	13,616

Cost of revenue:
Software	5	37	49	—	91
Support	422	887	133	36	1,478
Services	884	3,418	346	88	4,736

Total cost of revenue	1,311	4,342	528	124	6,305
Gross margin	1,667	4,588	706	350	7,311

Operating income (loss)	$(3,201)	$(584)	$164	$68	$(3,553)

Three Months March 31, 2003

	Americas	EMEA	Japan	Asia	Total
Revenue:
Software	$831	$3,229	$425	$125	$4,610
Support	1,365	2,418	436	75	4,294
Services	1,906	4,415	727	243	7,291

Total revenue	4,102	10,062	1,588	443	16,195

Cost of revenue:
Software	25	130	102	3	260
Support	423	732	161	27	1,343
Services	1,536	3,462	528	98	5,624

Total cost of revenue	1,984	4,324	791	128	7,227
Gross margin	2,118	5,738	797	315	8,968

Operating income (loss)	$(2,643)	$1,481	$240	$87	$(835)

        Identifiable assets are also assigned by region based upon management responsibility. The following table presents information about the Company's identifiable assets:

	March 31, 2004	December 31, 2003
	(unaudited)
Computer hardware	$5,389	$5,402
Computer software	1,604	1,615
Leasehold improvements	332	336
Furniture and fixtures	1,244	1,255
Other	356	359

	8,925	8,967
Less accumulated depreciation and amortization	(7,821)	(7,775)

Total	$1,104	$1,192

Note 8. Contingencies/Litigation

        As previously reported, a putative class action lawsuit captioned Charles Bland vs. Opus360 Corporation, et al., 01 Civ. 2938, was filed in the United States District Court for the Southern District of New York (the "Court"). Ten similar putative class actions also were filed in the Court. By Order dated August 10, 2001, the Court consolidated all eleven actions, and on September 24, 2001, the plaintiff served a consolidated amended class action complaint (the "Amended Complaint"). The Amended Complaint was brought on behalf of all persons who acquired securities of the Company between April 7, 2000, and March 20, 2001. Named as defendants in the Amended Complaint were the Company, ten current and former officers and directors of the Company, the underwriters of the Company's initial public offering ("IPO") and two shareholders who sold stock in a secondary offering concurrent with the IPO. The Amended Complaint alleged that, among other things, the plaintiff and members of the proposed class were damaged when they acquired securities of the Company because false and misleading information and material omissions in the registration statement relating to the IPO and the secondary offering caused the price of the Company's securities to be artificially inflated. The Amended Complaint asserted violations of Sections 11, 12(a)(2), and 15 of the Securities Act of 1933. Damages in unspecified amounts and certain rescission rights were sought.

        In October 2001, all of the defendants filed motions to dismiss the Amended Complaint. By Opinion and Order dated October 2, 2002, the Court granted all of the motions and dismissed the Amended Complaint, but granted plaintiffs leave to serve a second consolidated amended class action complaint (the "Second Amended Complaint"). On October 30, 2002, plaintiffs served their Second Amended Complaint, which contained allegations similar to those in the Amended Complaint. The defendants, including the Company, moved to dismiss the Second Amended Complaint on December 31, 2002. Before the motion was heard, the parties reached an agreement in principle to settle all claims asserted and any claims that could have been asserted in this litigation.

        On June 18, 2003 the Company announced that it had signed an agreement for the settlement and release of all claims against Artemis and those certain officers and directors and the underwriters in the Second Amended Complaint. The Court approved the settlement on October 10, 2003. The settlement became final on November 12, 2003. The Company's insurer covered substantially all of the $550,000 in total settlement costs. The settlement should in no event be construed or deemed to be evidence of or an admission or concession on the part of the Company or any individually named defendant officer or director with respect to any claim of any fault, liability, wrongdoing or damage.

        The Company is a party to a number of additional legal claims arising in the ordinary course of its business. The Company believes the ultimate resolution of these claims will not have a material effect on its financial position, results of operations or cash flows.

Note 9. Long-Term Debt and Revolving Credit Facility

        On August 14, 2003, the Company entered into a Security Agreement, Secured Convertible Note, Registration Rights Agreement and Common Stock Purchase Warrant, with Laurus. Such agreements were filed with the SEC under cover of Form 8-K dated August 15, 2003. Pursuant to the agreements, the Company received a $5.0 million revolving credit facility in the form of a three-year Convertible Note secured by a security interest in all of the Company's property and assets located in the United States (US) and the United Kingdom (UK), except for intellectual property rights. Borrowings under the revolving credit facility are based on the balance of eligible trade accounts receivable reported by the Company's operating entities in the US and the UK. Advances on the Convertible Note may be repaid at the Company's option, in cash or through the issuance of the Company's shares of restricted common stock. For the first six months, the Convertible Note will bear interest at a rate equal to the greater of (i) the Prime Rate (as defined) plus three quarters of a percent, or (ii) 5% per annum. Thereafter, the interest rate will be the Prime Rate less zero to 1,250 basis points depending on the average fair market value (as defined) of the Company's common stock. In addition, the Company is required to pay a monthly collateral management fee of 0.075% of the average aggregate outstanding balance during the month plus an unused line payment of 0.40% per annum. The Laurus credit facility automatically renews every three years unless cancelled by the Company or Laurus. An early termination fee of up to $100,000 will be payable if the facility is terminated prior to August 13, 2006. The facility also provides the Company the flexibility to access additional funds above what is available based upon eligible trade accounts receivable ("over-advances"). Over-advances accrue interest at a rate of 0.25% per month. At March 31, 2004, the outstanding balance under the revolving credit facility was $3.5 million, of which $2.2 million is considered over-advances. The net proceeds were used to repay a bridge loan provided by Proha and for general working capital needs.

        On August 20, 2003 and September 29, 2003, the Company received waiver letters from Laurus extending the over-advance through November 28, 2003, in exchange for $63,000 in cash. On December 2, 2003, the Company agreed with Laurus to further extend the over-advances through February 28, 2004, in exchange for amending the Secured Convertible Note as described below. The Company has not repaid the over-advances on the due date and is currently in discussion with Laurus to further extend such over-advances.

        Under the original agreements, Laurus has the right to convert all or any portion of the outstanding principal amount and/or accrued interest and fees due and payable into shares of the Company's restricted common stock at a conversion price of $2.73 per share (the Fixed Conversion Price). The Fixed Conversion Price may only be adjusted upwards and upon certain conditions. Conversion rights limit Laurus' beneficial ownership in the Company to 2.5%. If the Company's common stock trades on a principal market at a price greater than $3.14 or 115% of the Fixed Conversion Price for at least eleven consecutive trading days, the Company has the option to require conversion of all or a portion of the outstanding principal amount and/or accrued interest and fees due at the Fixed Conversion Price. This right is subject to certain trading volume limitations and the 2.5% beneficial ownership limitation noted above. The Fixed Conversion Price is subject to anti-dilution adjustments for stock splits, combinations and dividends.

        On December 2, 2003, the Company amended the Secured Convertible Note ("Amendment No.1") in exchange for extending the time to repay the over-advances through February 28, 2004. Under Amendment No.1 the Company waived the Fixed Conversion Price at which Laurus can convert the debt to receive the first 190,000 shares of common stock, setting the conversion price to $1.45 per share and resetting the fixed conversion price for conversion thereafter to $1.81 per share.

        Also under the original agreements, the Company was obligated to file a registration statement with the SEC by September 15, 2003 to register the Company's restricted common stock, which may be issued as described herein. The Company is currently in discussion with Laurus to restructure the existing credit facility and to seek a waiver to extend such deadline. The Company may incur liquidated damages (maximum: 2% of the original principal amount of $5 million for each thirty-day period beyond the contractual filing date) as a result of the delinquent filing of such registration statement. Because of this technical default and the past due over-advances described above, the Company has reported its entire $3.5 million indebtedness to Laurus as a current liability at March 31, 2004. The amount may be reclassified to long-term debt depending on the outcome of the discussions with Laurus with respect to restructuring the credit facility,

        In conjunction with the original transaction, Laurus was paid a fee of $175,000 and received a ten-year transferable warrant to purchase a maximum of 125,000 shares of the Company's restricted common stock. The estimated fair value of the warrant of approximately $237,000 has been treated as additional interest expense and is being amortized over the three-year life of the revolving credit facility, unless sooner terminated. The fair value of the warrant was estimated based on the following assumptions: expected volatility: 272%; dividends: zero; risk free interest rate: 2.6%; and expected life of the warrant: five years. The warrant permits Laurus to purchase up to 50,000, 50,000, and 25,000 shares of the Company's restricted common stock at exercise prices of $3.41, $4.10, and $4.78 per share, respectively. The warrant exercise prices and the number of shares underlying the warrant are subject to anti-dilution adjustments for stock splits, combinations and dividends. Loan proceeds have been allocated to the Laurus warrant using the relative fair value method of APB No. 14.

        On March 1, 2004, the Company's wholly-owned subsidiary in Finland, Artemis Finland Oy ("Artemis Finland"), entered into a loan agreement with a financial institution in the amount of approximately $3.1 million. The loan becomes due on March 1, 2006 and accrues interest at 0.5 percentage points above the 3-month Euribor rate per annum, which is payable on a quarterly basis. The loan is secured by cash collateral provided by Proha equal to the loan amount and a security interest in substantially all of Artemis Finland's assets. Artemis and Proha have executed a letter of commitment, whereby Proha agrees to provide the Company sufficient advance notice of its intent to demand the return of its collateral from the financial institution to give the Company a minimum of 90 days to provide additional collateral, if necessary, or repay the loan.

Note 10. Benefit Plans

        The Company has a defined contribution plan ("the Plan") which qualifies under Section 401(k) of the Internal Revenue Code of 1986, as amended. The Plan covers all U.S. employees. Employees may contribute up to 15% of their annual compensation. Employer contributions vest to the participants incrementally over a period of five years. Company contributions to the Plan were zero during the quarters ended March 31, 2004 and 2003.

        The Company also has a defined benefit pension plan covering the employees of its United Kingdom subsidiary. Company contributions are determined based upon a percentage, as determined by an actuary, of an eligible employee's annual salary. Company contributions to the defined benefit pension plan during the year ended December 31, 2003 were $0.2 million. The projected contribution for the year ending December 31, 2004 is $0.3 million.

        Net defined benefit pension cost included the following components:

	Calendar
	Projected 2004	2003
Service cost (benefits earned during the period)	$271	$191
Interest cost on projected benefit obligation	518	388
Expected return on plan assets	(469)	(311)

	$320	$268

Note 11. Restructuring Costs

        In response to a decline in the Company's key operating metrics, such as total revenue, operating margin and revenue per employee the Company adopted a non-discretionary restructuring plan that resulted in a workforce reduction and other cost reductions (collectively, the "Restructuring") intended to strengthen the Company's competitive position and future operating performance. The Company has implemented and substantially completed the Restructuring during the quarter ended March 31, 2004. The Company's total charge related to this Restructuring is approximately $1.2 million, all of which the Company recognized as an expense in the first quarter of 2004 and which is disclosed in the Condensed Statement of Operations under the caption "Restructuring Charge".

        The Restructuring charge recognized in the first quarter of 2004 is comprised primarily of: (i) severance pay (including related payroll taxes) and associated one-time employee termination costs related to the reduction of the Company's workforce; (ii) relocation costs resulting from organizational realignments; and (iii) professional fees incurred to improve the competitive position of the Company. The Company accounts for the costs associated with exiting an activity, including costs associated with the reduction of the Company's workforce, in accordance with SFAS 146. The following table summarizes the Company's Restructuring-related expenses incurred during the first quarter of 2004:

	Employee Termination Costs	Employee Relocation Costs	Facilities Cost	Professional Fees	Total
Restructuring Expense	$1,001	$47	$31	$168	$1,247

        As part of the Restructuring, the Company has further reduced its workforce by a total of twenty-seven employees, from 396 to 369 (which includes voluntary resignations) or 7% of its workforce. The Restructuring charge has affected corporate positions and certain operational positions in the Americas, EMEA and Asia/Japan segments in the approximate amounts of $0.7 million, $0.1 million and $0.4 million, respectively. Approximately $0.7 million of such charges have been paid during the quarter ended March 31, 2004. This follows a similar reduction (8% of the workforce) in the last quarter of 2003, whereby these reductions were based on discretionary restructuring actions.

        Accounting principles generally accepted in the United States ("GAAP") prohibit the recognition of an exit-activity liability until (a) certain criteria (which demonstrate that it is reasonably probable that a present obligation to others has been created) are met, and (b) the fair value of such liability can be reasonably estimated. The costs associated with pre-2004 workforce reductions and other exit activities that did not meet GAAP's definition of a "liability" (in the opinion of management) were recorded and expensed in their natural classifications as incurred; as a result, these expenses were not reported separately as exit-activity or restructuring charges in the Company's statements of operations.

Note 12. Other Related Party Transactions

        The Company's Finnish subsidiary shares office space with Proha. Rent and utilities are allocated between Proha and Artemis-Finland based on headcount.

        There are several related party agreements in place between Artemis Finland and Proha or its subsidiaries and investees as further described below:

  •
  Artemis Finland shares office space with Proha, for which Proha charges Artemis Finland a share of its office-related costs ("Office Allocation Charge"), such as rent, utilities, telecommunication costs, office maintenance and certain other business costs. The Office Allocation Charge was $105,000 and $102,000 for the quarters ended March 31, 2004 and 2003, respectively.

  •
  Intellisoft Oy, an application service provider, which is owned by Proha (80.1%) and Artemis (19.9%), is providing certain application hosting and other services to Artemis Finland and its customers ("ASP Services Fee"). The ASP Services Fee was $47,000 and $77,000 for the quarters ended March 31, 2004 and 2003, respectively.

  •
  Datamar Oy, a subsidiary of Proha (90%), is providing certain project management and programming services to Artemis Finland ("Management Programming Fee"). The Management Programming Fee charged to Artemis Finland was $42,000 and $103,000 for the quarters ended March 31, 2004 and 2003, respectively.

  •
  Tesnet Group Oy (formerly Intellitest International Oy), a company 35% owned by Proha, provides certain software testing services to Artemis Finland ("Testing Services"). These Testing Services were $66,000 and $93,000 for the quarters ended March 31, 2004 and 2003, respectively.

  •
  Artemis Finland is a distributor of software products provided by Safran Software Solutions AS ("Safran"), a Norwegian company wholly owned by Proha. The royalty paid by Artemis Finland to Safran was $6,000 and $20,000 for the quarters ended March 31, 2004 and 2003, respectively.

  •
  Artemis Finland has provided certain software development services to ProCountor International Oy ("ProCountor"), a company majority owned by Proha (63%). ProCountor has provided certain software development services to Artemis Finland Oy and charged a fee for use of a web-based travel and expense claims program of $13,000 and $0 for the quarters ended March 31, 2004 and 2003, respectively.

  •
  Artemis Finland cooperated with Futura One Oy ("Futura"), a company majority owned by Proha(51%). Artemis Finland has charged Futura for accounting services of $2,000 for each of the quarters ended March 31, 2004 and 2003.

        At March 31, 2004, the Company maintained equity holdings in certain joint ventures with distributors of the Company's products, which are accounted for under the equity method, with the exception of Metier Scandinavia AS (Norway), Metier Plancom BV(Netherlands) and DA Management

Solutions(Finland) which are accounted for under the cost method. The Company records its equity interest in net losses first to the investment balance, then against loans or advances.

        In September 2000, Artemis International France Sarl ("Artemis France") entered into a joint venture agreement (the "Agreement") with the Canadian company, Changepoint Corporation ("Changepoint") and established the joint venture, Changepoint France Sarl ("Changepoint France"). Artemis France and Changepoint own 40% and 60% of Changepoint France, respectively. The Agreement provides for a put and call option for Artemis France to sell and Changepoint to purchase the 40% interest held by Artemis France under certain conditions. The Company has informed Changepoint of its intent to exercise its put option and to sell its 40% interest in Changepoint France to Changepoint. On April 28, 2004, Compuware Corporation announced the signing of a definitive agreement to purchase privately held Changepoint.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information contained in this document is current only as of its date.

6,947,493 SHARES

ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION

COMMON STOCK

PROSPECTUS

JULY 19, 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

  Other Expenses of Issuance and Distribution.

        The following table sets forth the costs and expenses to be paid by the Registrant in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the SEC registration fee.

SEC registration fee	$2,183
Accounting fees and expenses	45,000
Legal fees and expenses	40,000
Blue Sky qualification fees and expenses	10,000
Miscellaneous expenses	5,000

Total	$102,183

        The holders of the shares being registered hereby will be responsible for all selling commissions, transfer taxes, and related charges in connection with the sale of the shares offered hereby.

Indemnification of Directors and Officers.

        Pursuant to the statutes of the State of Delaware, a director or officer of a corporation is entitled, under specified circumstances, to indemnification by the corporation against reasonable expenses, including attorneys' fees, incurred by him or her in connection with the defense of a civil or criminal proceeding to which he has been made, or threatened to be made, a party by reason of the fact that he or she was such director or officer. In certain circumstances, indemnity is provided against judgments, fines and amounts paid in settlement. In general, indemnification is available where the director or officer acted in good faith, for a purpose he or she reasonably believed to be in the best interests of the corporation. Specific court approval is required in some cases. The foregoing statement is subject to the detailed provisions of Sections 715, 717 and 723-725 of the Delaware Business Corporation Law ("BCL").

        We have entered into indemnity agreements with each of our directors and executive officers. The indemnity agreements provide that directors and executive officers (the "Indemnitees") will be indemnified and held harmless to the fullest possible extent permitted by law including against all expenses (including attorneys' fees), judgments, fines, penalties and settlement amounts paid or incurred by them in any action, suit or proceeding on account of their services as director, officer, employee, agent or fiduciary of us or as directors, officers, employees or agents of any other company or entity at our request. We will not, however, be obligated pursuant to the agreements to indemnify or advance expenses to an indemnified party with respect to any action (1) in which a judgment adverse to the Indemnitee establishes (a) that the Indemnitee's acts were committed in bad faith or were the result of active and deliberate dishonesty and, in either case, were material, or (b) that the Indemnitee personally gained a financial profit or other advantage to which he or she was not legally entitled, or (2) which the Indemnitee initiated, prior to a change in control of our company, against us or any of our directors or officers unless we consented to the initiation of such claim.

        The indemnity agreements require an Indemnitee to reimburse us for expenses advanced only to the extent that it is ultimately determined that the director or executive officer is not entitled, under section 723(a) of the BCL and the indemnity agreement, to indemnification for such expenses.

        The indemnification provision in our Amended and Restated By-laws, and the indemnification agreements entered into between us and the Indemnitees, may be sufficiently broad to permit indemnification of the Indemnitees for liabilities arising under the Securities Act.

        We have purchased directors' and officers' liability insurance.

  Recent Sales of Unregistered Securities

        Set forth below is information regarding securities sold by us since July 2001 which were not registered under the Securities Act. This information excludes the securities being registered under this Registration Statement. We believe that each transaction was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act and/or Regulation D promulgated thereunder as transactions not involving a public offering, based on the private nature of the transactions and the financial sophistication of the purchasers, all of whom had access to complete information concerning us and acquired the securities for investment and not with a view to the distribution thereof.

Security Type	Name of Shareholer	Date Issued	No of Shares
Common Stock	Proha	7/1/2001	2,957,548
Common Stock	Proha	11/20/2001	5,019,514
Warrants	Laurus	8/14/2003	125,000

Item 16. Exhibits and Financial Statement Schedules.

  (a)
  The following exhibits are filed herewith:

Exhibit No.	Description
3.1.1*	Amended and Restated Certificate of Incorporation of OPUS360 Corporation.
3.1.2*	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of OPUS360 Corporation.
3.1.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Artemis International Solutions Corporation(4).
3.1.4	Certificate of Designations, Preferences, and Rights of Series A Convertible Preferred Stock(6)
3.2*	Amended and Restated Bylaws of Artemis International Solutions Corporation (Incorporated by reference to Exhibit 3.1 to our Form 8-K dated September 13, 2002).
4.1*	Certificate for Shares.
5.1	Consent of Thelen, Reid & Prest LLP
10.1*	Lease Agreement dated August 10, 1999, between the Company and Samson Associates, LLC as amended.
10.2*	Modification and Extension of Lease dated August 6, 1999, between the Company and Royal Realty Corp.
10.3*	Employment Agreement dated April 1, 1999, between the Company and Ari B. Horowitz.
10.3.1*	Amendment to Employment Agreement of Ari B. Horowitz dated September 2, 1999.
10.3.2	Promissory Note of Ari B. Horowitz.(4)
10.3.3	Second Amendment to Employment Agreement of Ari B. Horowitz dated May 1, 2001.(4)
10.3.4	Third Amendment to Employment Agreement of Ari B. Horowitz dated July 31, 2001(4)
10.3.5	Fourth Amendment to Employment Agreement of Ari B. Horowitz dated January 10, 2003.(4)

10.5*	Loan and Security Agreement dated May 19, 1999, between Silicon Valley Bank and the Company.
10.6*	Loan and Security Agreement dated August 17, 1999, between Silicon Valley Bank and the Company.
10.7*	Amended and Restated Registration Rights Agreement dated March 16, 2000, among the Company and the security holders parties thereto.
10.8*	The Company's 1998 Stock Option Plan.
10.9*	Letter Agreement dated October 15, 1999, between the Company and J.P. Morgan Corporation.(3)
10.10*	Letter Agreement dated November 21, 1999, between the Company and CareerPath.com, Inc.(3)
10.11*	Standard Form of FreeAgent e.office services agreement.
10.12*	Series A Securities Purchase Agreement dated December 24, 1998, among the Company and the signatories thereto.
10.13*	Series B Securities Purchase Agreement dated September 3, 1999, among the Company and the purchasers of the Series B Convertible Preferred Stock.
10.14*	Agreement and Plan of Merger dated May 27, 1999, among the Company, The Churchill Benefit Corporation, William Bahr and Churchill Acquisition Corp.
10.15*	Agreement and Plan of Merger dated January 30, 2000 among the Company, Opus PM Acquisition Corp., PeopleMover, Inc. and the other parties thereto.
10.16*	Agreement and Plan of Merger dated January 19, 2000 among the Company, Ithority Corporation and the other parties thereto.
10.17*	Asset Purchase Agreement dated as of January 12, 2000 among Brainstorm Interactive, Inc., the Company and the other parties thereto.
10.18*	Escrow Agreement dated as of February 24, 2000 among the Company, Suntrust Bank, James L. Jonassen and Ali Behnam.
10.19*	Escrow and Pledge Agreement dated as of January 19, 2000 among SunTrust Bank, the Company and the other parties thereto.
10.20*	Amended and Restated Employment Agreement dated February 2, 2000, between the Company and Richard S. Miller.
10.20.1	First Amendment to Amended and Restated Employment Agreement, between the Company and Richard Miller dated June 21, 2001.(4)
10.21*	Agreement between The Churchill Benefit Corporation and Automatic Data Processing.
10.22*	Employment Agreement dated February 29, 2000, between the Company and Allen Berger.
10.23*	Strategic Partner Registration Rights Agreement dated February 7, 2000 between the Company and Lucent Technologies Inc.
10.24*	The Company's 2000 Stock Option Plan.
10.25*	The Company's 2000 Stock Option Plan for Non-Employee Directors.
10.26*	The Company's 2000 Employee Stock Purchase Plan.

10.27*	Registration Rights Agreement dated February 24, 2000 between the Company and the Opus PM security holders.
10.28*	PeopleMover, Inc. 1999 Stock Incentive Plan.
10.29*	Stock Purchase Agreement dated February 28, 2000, between the Company and Dell USA L.P.
10.30*	Form of Strategic Partner Registration Rights Agreement between the Company and Dell USA L.P.
10.33*	Amended and Restated Non-Statutory Option Agreement dated as of February 2, 2000 by and between the Company and Richard S. Miller.
10.34A	Amended and Restated Promissory Note of Richard S. Miller dated November 21, 2000.(4)
10.35*	Pledge Agreement between the Company and Richard S. Miller.
10.35A	Amended and Restated Pledge Agreement dated as of November 21, 2000 between the Company and Richard S. Miller.(4)
10.36*	Form of Agreement between the Company and the FreeAgent e.office employee.
10.40	Employment Agreement dated June 12, 2000 between the Company and Jeanne Murphy (Incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q dated June 30, 2000).(1)
10.40.1	First Amendment to Employment Agreement dated July 31, 2001, between the Company and Jeanne Murphy.(4)
10.41	Employment Agreement dated September 7, 2000 between the Company and Peter Schwartz (Incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q dated December 31 2000).(1)
10.41.1	First Amendment to Employment Agreement dated July 31, 2001, between the Company and Peter Schwartz.(4)
10.44
Employment Agreement dated January 25, 2002, between the Company and Michael J. Rusert (Incorporated by reference to Exhibit 10.44 to our Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2002).
10.44.1	First Amendment to Employment Agreement between the Company and Michael J. Rusert dated October 1, 2002.(4)
10.44.2	Separation Agreement and Mutual Release between the Company and Michael J. Rusert.(5)
10.45
Employment Agreement dated March 1, 2002, between the Company and Charles F. Savoni. (Incorporated by reference to Exhibit 10.45 to our Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2002).
10.45.1	First Amendment to Employment Agreement between the Company and Charles Savoni dated October 4, 2002.(4)
10.48	Employment Agreement dated October 9, 2002, between the Company and Robert Stefanovich.(4)
10.48.1	First Amendment to Employment Agreement dated October 9, 2002 between the Company and Robert Stefanovich(5)

10.49	Secured Convertible Note dated August 14, 2003 between the Company and Laurus Master Fund, Ltd.(2)
10.49.1	Amendment No. 1 to Convertible Note dated December 2, 2003 between the Company and Laurus Master Fund.(5)
10.50	Security Agreement dated August 14, 2003 between the Company and Laurus Master Fund, Ltd.(2)
10.51	Common Stock Purchase Warrant dated August 14, 2003 between the Company and Laurus Master Fund, Ltd.(2)
10.52	Registration Rights Agreement dated August 14, 2003 between the Company and Laurus Master Fund, Ltd.(2)
10.53	Securities Purchase Agreement dated June 16, 2004, between the Company and the Buyers(6)
10.54	Registration Rights Agreement, dated June 16, 2004, between the Company and the Buyers(6)
10.55	Escrow Agreement, dated June 16, 2004, between the Company, Emancipation Capital LP, and Wachovia Bank(6)
10.56	Common Stock Purchase Agreement, dated June 16, 2004(6)
10.57	Common Stock Purchase Agreement, dated June 16, 2004(6)
14.1	Code of Business Conduct and Ethics Policy.(5)
14.2	Code of Ethics For Senior Financial Officers.(5)
23.1	Consent of Independent Registered Public Accounting Firm.
23.2	Consent of Thelen Reid & Priest LLP (contained in Exhibit 5.1)
24.1	Powers of Attorney (included on signature page).

*
Incorporated by reference to our Registration Statement on Form S-1, Registration No. 333-93185.

(1)
Incorporated by reference to Artemis' Report on Form 10-K for the fiscal year ended December 31, 2001—File No. 000-29793.

(2)
Incorporated by reference to Artemis' Report Form 8-K filed August 21, 2003—File No. 000-29793.

(3)
We have been granted confidential treatment of certain provisions of this exhibit pursuant to Rule 406 of the Securities Act of 1933. The entire agreement has been filed separately with the SEC.

(4)
Incorporated by reference to Artemis' Report on Form 10-K for the fiscal year ended December31, 2002—File No. 000-29793.

(5)
Incorporated by reference to Artemis' Report on Form 10-K for the fiscal year ended December 31, 2003—File No. 000-29793.

(6)
Incorporated by reference to Artemis' Report on Form 8-K filed June 18, 2004—File No. 000-29793.

  (b)
  Financial Statement Schedules

        All schedules are omitted because the information required to be set forth therein is not applicable or is contained in the Financial Statements or Notes thereto included elsewhere herein.

Undertakings.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Newport Beach, State of California, on July 19, 2004.

ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION
By:	/s/ PATRICK TERNIER Patrick Ternier Chief Executive Officer
By:	/s/ ROBERT S. STEFANOVICH Robert S. Stefanovich Chief Financial Officer (Principal Financial and Accounting Officer)

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Patrick Ternier and Robert S. Stefanovich, individually, as their true and lawful attorney-in-fact and agent, with full power of substitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments and post-effective amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that each said attorney-in-fact and agent, or his substitutes, may lawfully do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Date: July 19, 2004	/s/ PATRICK TERNIER Patrick Ternier, President and Chief Executive Officer (principal executive officer)
Date: July 19, 2004	/s/ ROBERT S. STEFANOVICH Robert S. Stefanovich, Executive Vice President and Chief Financial Officer (principal accounting officer)
Date: July 19, 2004	/s/ STEVE YAGER Steve Yager, Chairman of the Board
Date: July 19, 2004	/s/ MICHAEL MURPHY Michael Murphy, Director
Date: July 19, 2004	/s/ PEKKA HALONEN Pekka Halonen, Director
Date: July 19, 2004	/s/ ARI B. HOROWITZ Ari B. Horowitz, Director
Date: July 19, 2004	/s/ OLOF ODMAN Olof Odman, Director
Pekka Pere, Director
Date: July 19, 2004	/s/ AMOS BARZILAY Amos Barzilay, Director
Date: July 19, 2004	/s/ PEKKA MAKELA Pekka Makela, Director
Date: July 19, 2004	/s/ BENGT ALGEVIK Bengt Algevik, Director
Date: July 19, 2004	/s/ JOSEPH LIEMANDT Joseph Liemandt, Director

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
PRICE RANGE OF COMMON STOCK
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
COMPENSATION OF EXECUTIVE OFFICERS AND OTHER INFORMATION
SUMMARY COMPENSATION TABLE
SUMMARY OF OPTIONS GRANTS
AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES
PRINCIPAL SHAREHOLDERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
SELLING SECURITY HOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF OUR CAPITAL STOCK
LEGAL MATTERS
EXPERTS
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
SHARES ELIGIBLE FOR FUTURE SALE
WHERE YOU CAN FIND MORE INFORMATION
ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION CONSOLIDATED BALANCE SHEETS
ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS
ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS) For the Period January 1, 2000 to December 31, 2003
ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS
ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands, except share amounts) ASSETS
ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share amounts)
ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (all tabular amounts in thousands except per share amounts)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 16. Exhibits and Financial Statement Schedules.
SIGNATURES
POWER OF ATTORNEY